Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-185749

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

To Pacific International Shareholders:

The boards of directors of BBCN Bancorp, Inc. (“BBCN”) and Pacific International Bancorp, Inc. (“Pacific International”) have approved an agreement to merge the two companies. Before we can complete the merger, we must obtain the approval of the shareholders of Pacific International. The board of directors of Pacific International is sending you this document to ask for your vote to approve the merger agreement, including the terms of the merger, at the special shareholder meeting of Pacific International, which will be held on February 13, 2013.

In the proposed merger, Pacific International will merge with and into BBCN, and Pacific International shareholders will receive a fraction of one share of BBCN common stock for each share of Pacific International common stock in an amount equal to the exchange ratio. The exchange ratio will be determined by dividing $1.75 by the average of the daily volume-weighted average trading prices of BBCN common stock on the NASDAQ Global Select Market for each of the 15 trading days ending one trading day prior to the effective time of the merger, subject to the limits that if the average price is $11.50 or less the maximum exchange ratio will be 0.15217 shares of BBCN common stock and if the average price is $13.00 or more the minimum exchange ratio will be 0.13462 shares of BBCN common stock. The exchange ratio is subject to customary adjustments in the event of certain changes in the outstanding shares of BBCN common stock. The maximum aggregate number of shares of BBCN common stock that may be issued in the merger is 715,478.

The accompanying disclosure document describes the special meeting, the merger and the related merger agreement and includes other important information about the proposals that will be presented for action at the special meeting. Please read the entire document carefully, including the section entitled “Risk Factors” beginning on Page 14.

Your vote is very important. Whether or not you plan to attend the special meeting, please take the time to submit your proxy or voting instructions in accordance with the instructions contained in this document. If you do not vote, it will have the same effect as voting against the merger.

The board of directors of Pacific International unanimously recommends that the shareholders of Pacific International vote “FOR” the merger. We strongly support this combination and believe it to be in the best interests of the shareholders of Pacific International.

Paul Sabado

Chief Executive Officer

Pacific International Bancorp, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, the issuance of the BBCN common stock in connection with the merger or the other transactions described in this proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

The shares of BBCN common stock to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated January 9, 2013 and is expected to first be mailed to shareholders of Pacific International on or about January 10, 2013.

PACIFIC INTERNATIONAL BANCORP, INC.

Notice of Special Meeting of Shareholders

To Be Held February 13, 2013

To the Shareholders of Pacific International Bancorp, Inc.:

A special meeting of shareholders of Pacific International Bancorp, Inc. will be held at 1155 N 130th Street, Seattle, Washington 98133 on February 13, 2013 at noon, local time. At the special meeting, you will be asked to consider and vote on the following matters:

1. Adoption and approval of the Agreement and Plan of Merger, dated October 22, 2012, providing for the merger of Pacific International Bancorp, Inc. with and into BBCN Bancorp, Inc. as described in this document.

2. Adjournment of the meeting, if necessary or appropriate in the judgment of our board of directors, to solicit additional proxies or votes in favor of the above proposal that is to be presented at the meeting.

The board of directors unanimously recommends that you vote “FOR” the merger and the other proposal described in this document.

Only shareholders of record at the close of business on December 28, 2012 are entitled to attend, receive notice of and vote at the special meeting.

Whether or not you plan to attend the special meeting, please submit your proxy or voting instructions as soon as you can by following the instructions contained in this document. The vote of every shareholder is important, and we appreciate your cooperation in submitting your executed proxy or voting instructions promptly.

Your proxy is revocable and will not affect your right to vote in person if you attend the special meeting and want to vote in person. If your shares are registered in your name and you attend the meeting, you may simply revoke your previously submitted proxy and vote your shares at that time. If your shares are held by a broker or other nominee holder and not registered in your name, you will need additional documentation from your broker or other record holder to vote your shares personally at the meeting.

We appreciate your continuing support of Pacific International.

By Order of the Board of Directors

Bonny Teernstra

Secretary

DATED: January 9, 2013

WHERE YOU CAN FIND MORE INFORMATION

This document incorporates important business and financial information about BBCN by reference to other documents that are not included in or delivered with this document. See “Documents Incorporated by Reference” for a description of these documents. You can obtain copies of the incorporated documents from the SEC web site at http://www.sec.gov. You can also obtain copies of these documents, without charge, by requesting them in writing, by email or by telephone at the address or telephone number below:

BBCN Bancorp, Inc.

3731 Wilshire Boulevard, Suite 1000

Los Angeles, California 90010

Attention: Legal Department

Telephone: (213) 639-1700

Email: legal@BBCNbank.com

If you would like to request any BBCN documents, your request should be sent in time to be received by us no later than February 4, 2013 in order for you to receive the documents before the special meeting.

We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that BBCN has incorporated into this document by reference. Neither the delivery of this document to shareholders nor any distribution of BBCN stock in the merger or otherwise pursuant to this document shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this document by reference or in our affairs since the date of this document.

The information contained in this document with respect to BBCN was provided solely by BBCN, and the information contained in this document with respect to Pacific International was provided solely by Pacific International.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this document, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

-i-

QUESTIONS AND ANSWERS

The following questions and answers briefly address some commonly asked questions about the proposed merger and the shareholders meeting. They may not cover all the information that is important to you. Each shareholder of Pacific International Bancorp, Inc. should read this entire document carefully, including the appendices and other documents referred to in this document.

Q:	Why am I receiving these materials?

A:	Pacific International Bancorp, Inc., which is referred to in this document as Pacific International, is sending these materials to its shareholders to help them decide how to vote their shares of Pacific International common stock with respect to the proposed merger and the other proposal to be considered at the special meeting described below.

The merger cannot be completed unless Pacific International shareholders approve the merger agreement. Pacific International is holding a special meeting of shareholders to vote on the merger agreement in addition to the other proposal described under “The Special Meeting.” Information about this meeting and the merger is contained in this proxy statement/prospectus.

This document constitutes both a proxy statement of Pacific International and a prospectus of BBCN Bancorp, Inc., which is referred to in this document as BBCN. It is a proxy statement because the board of directors of Pacific International is using it to solicit proxies from its shareholders. It is a prospectus because it provides information about BBCN, which will issue shares of its common stock in exchange for shares of Pacific International common stock in the merger.

Q:	What will Pacific International shareholders receive in the merger?

A:	Under the terms of the merger agreement, Pacific International shareholders will receive shares of BBCN common stock based on an exchange ratio determined by dividing $1.75 by a “collar price” for BBCN common stock. The collar price will be based on the average of the daily volume-weighted average trading prices of BBCN common stock on the NASDAQ Global Select Market over the 15 trading days ending one trading day prior to the effective time of the merger, subject to a “collar” such that if the average BBCN stock price is $13.00 or more the exchange ratio will be fixed at 0.13462 shares of BBCN common stock and if the average BBCN stock price is $11.50 or less the exchange ratio will be fixed at 0.15217 shares of BBCN common stock.

Q:	How are outstanding Pacific International stock options addressed in the merger agreement?

A:	At the closing of the merger, each outstanding and unexercised Pacific International stock option will be converted into an option to purchase BBCN common stock as adjusted by the exchange ratio. The manner of such conversion is described under “Proposal 1: The Merger—Treatment of Stock Options and Other Equity-Based Awards.”

Q:	When do BBCN and Pacific International expect to complete the merger?

A:	Completion of the merger is subject to all conditions to the merger in the merger agreement being satisfied or waived, including receiving approval of the shareholders of Pacific International and all required regulatory approvals. BBCN and Pacific International currently expect to complete the merger in the first quarter of 2013. It is possible, however, that as a result of factors outside of either company’s control, the merger may be completed at a later time, or may not be completed at all.

Q:	What am I being asked to vote on?

A:	Pacific International shareholders are being asked to vote on the following proposals:

1.	Approval of the Merger Agreement. To approve the merger agreement (referred to in this document as the “merger proposal”). See “Proposal 1: The Merger”; and

2.	Adjournment of Meeting. To approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the merger proposal (referred to as the “adjournment proposal”). See “Proposal 2: Adjournment of the Special Meeting.”

Q:	How does Pacific International recommend that I vote?

A:	The Pacific International board of directors unanimously recommends that holders of Pacific International common stock vote “FOR” the proposals described in this proxy statement/prospectus.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, please vote by telephone or on the Internet, or complete, sign and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that your shares will be represented at the special meeting.

Please follow the instructions set forth on the proxy card or, if your shares are held in the name of your broker or other nominee, on the voting instruction form provided by the record holder.

Q:	How do I vote?

A:	If you are a shareholder of record of Pacific International as of the record date for the special meeting, you may vote by:

•	using the Internet website specified on your proxy card (www.investorvote.com/PIBW);

•	calling the toll-free number specified on your proxy card (1-800-652-8683); or

•	signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided.

You may also cast your vote in person at the special meeting.

If your shares are held in “street name” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. Holders in “street name” who wish to vote in person at the special meeting will need to obtain a proxy form from the institution that holds their shares.

Q:	Where is the special meeting being held?

A:	The special meeting of Pacific International shareholders will be held at 1155 N 130th Street, Seattle, Washington 98133, at noon, local time, on February 13, 2013. All shareholders of Pacific International as of the record date, or their duly appointed proxies, may attend the special meeting.

Q:	If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A:	If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to Pacific International or by voting in person at the meeting unless you provide a “legal proxy,” which you must obtain from your bank or broker.

Brokers or other nominees who hold shares in street name for a beneficial owner typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers or other nominees are not allowed to exercise their voting discretion on matters that are determined to be “non-routine” without specific instructions from the beneficial owner.

The proposals being considered at the special meeting are viewed as “non-routine” and, therefore, if you are a Pacific International shareholder and you do not instruct your broker or other nominee on how to vote your shares, your broker or other nominee will not be able to vote your shares on the merger proposal or the adjournment proposal. Such broker non-votes will have the same effect as a vote “AGAINST” these proposals.

Q:	What vote is required to approve each proposal to be considered at the special meeting?

A:	The affirmative vote of two-thirds (2/3) of the shares of Pacific International common stock outstanding as of the record date and entitled to vote at the special meeting is required to approve the merger proposal.

The adjournment proposal will be approved if a majority of the shares of Pacific International common stock present at the special meeting, in person or by proxy, are voted in favor of the proposal.

Q:	What if I abstain from voting or do not vote?

A:	For the purposes of the merger proposal, an abstention (which occurs when a Pacific International shareholder attends the special meeting in person or by proxy but does not vote) or any other failure to vote will have the same effect as a vote “AGAINST” the merger proposal.

Q:	May I change my vote or revoke my proxy after I have delivered my proxy or voting instruction card?

A:	Yes. You may change your vote at any time before your proxy is voted at the special meeting. You may do this in one of four ways:

•	by sending a notice of revocation to the corporate secretary of Pacific International;

•	by sending a completed proxy card bearing a later date than your original proxy card;

•

by logging onto the website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so, and following the instructions on the proxy card; or

•

by attending the special meeting and voting in person if your shares are registered in your name rather than in the name of a broker, bank or other nominee; however, your attendance alone will not revoke any proxy.

If you choose either of the first two methods, you must take the described action sufficiently in advance so that your revocation or later-dated proxy card is received no later than the beginning of the special meeting.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q:	What happens if I sell my shares after the record date, but before the special meeting?

A:	The record date for the special meeting is December 28, 2012, which is earlier than the date of the special meeting. If you transfer your Pacific International common stock after the record date, but before the date of the special meeting, you will retain your right to vote at the special meeting, but you will not have the right to receive any merger consideration for the transferred shares. Pacific International shareholders will only be entitled to receive the merger consideration in respect of shares that they hold at the effective time of the merger.

Q:	What do I do if I receive more than one proxy statement/prospectus or set of voting instructions?

A:	If you hold shares directly as a record holder and also in “street name,” or otherwise through a nominee, you may receive more than one proxy statement/prospectus and/or set of voting instructions relating to the special meeting. These should each be voted and returned separately to ensure that all of your shares are voted.

Q:	Do I have appraisal or dissenters’ rights?

A:	Under Washington law, Pacific International shareholders are entitled to exercise dissenters’ rights in connection with the merger. See “Proposal 1: The Merger—Dissenters’ Rights.”

Q:	Should I send in my stock certificates now?

A:	No. Please do not send your stock certificates with your proxy card. You will receive written instructions from ComputerShare, the exchange agent, after the merger is completed on how to exchange your stock certificates for BBCN common stock.

Q:	Whom should I contact if I have any questions about the proxy materials or the meetings?

A:	If you have any questions about the merger or any of the proposals to be considered at the special meeting, need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact Pacific International at (206) 306-7900.

SUMMARY

This summary highlights selected information contained in this document. It may not contain all of the information that is important to you in deciding how to vote on the merger or the other matter that will be voted on at the special meeting. You should carefully read this entire document and the other documents referred to in this document for a more complete understanding of the merger and the other matter to be considered and voted on at the special meeting. In addition, you should be aware that important business and financial information about BBCN is incorporated by reference into this document. You may obtain such information incorporated by reference without charge by following the instructions in “Where You Can Find More Information.”

Unless otherwise indicated in this document or the context otherwise requires, references to “BBCN” are to BBCN Bancorp, Inc., including its subsidiary, BBCN Bank; references to “Pacific International” are to Pacific International Bancorp, Inc., including its subsidiary, Pacific International Bank; and “we,” “our” or “us” refer, unless otherwise indicated, to both BBCN and Pacific International.

INFORMATION ABOUT BBCN AND PACIFIC INTERNATIONAL

BBCN Bancorp, Inc.

3731 Wilshire Boulevard,

Suite 1000

Los Angeles, California 90010

(213) 639-1700

BBCN Bancorp, Inc. is the parent company of BBCN Bank, the largest Korean-American bank in the United States. BBCN is the result of the merger of equals of Nara Bancorp, Inc. and Center Financial Corporation completed on November 30, 2011. Headquartered in Los Angeles and serving a diverse mix of customers mirroring area communities, BBCN operates 40 branches in California, New York, New Jersey, Washington and Illinois, along with five loan production offices in Seattle, Denver, Dallas, Atlanta and Northern California. BBCN specializes in core business banking products for small and medium-sized businesses, with an emphasis in commercial real estate and business lending, Small Business Administration lending and international trade financing. BBCN Bank is a California-chartered bank and its deposits are insured by the FDIC to the extent provided by law. BBCN is an Equal Opportunity Lender. As of September 30, 2012, BBCN had consolidated assets of $5.33 billion, total loans of $4.07 billion, total deposits of $4.05 billion and total common stockholders’ equity of $734.1 million.

Pacific International Bancorp, Inc.

1155 N 130th Street

Seattle, WA 98133

(206) 306-7900

Pacific International is a bank holding company headquartered in Seattle, Washington. Its sole operating subsidiary, Pacific International Bank, is a Washington-chartered and FDIC-insured bank that offers commercial banking loan and deposit products, focusing primarily on small and medium-sized businesses and on individuals in Korean-American markets in Western Washington. Pacific International Bank is a business bank that supports small businesses within minority communities. Pacific International Bank has a total of four banking offices in Seattle, Tacoma, Lynnwood and Federal Way, Washington, and employs 51 people. As of September 30, 2012, Pacific International had consolidated assets of $197.6 million, total loans of $53.1 million, total deposits of $147.8 million, and total shareholders’ equity of $21.6 million.

THE MERGER

Pacific International Will Merge With and Into BBCN

Subject to the terms and conditions of the merger agreement described in this document, and in accordance with Delaware and Washington law, Pacific International will merge with and into BBCN. BBCN will be the surviving corporation for legal purposes. We refer in this document to BBCN in its capacity as the legal surviving corporation as the “combined company.” BBCN’s certificate of incorporation and bylaws will be the certificate of incorporation and bylaws of the combined company.

Concurrently with the merger of BBCN and Pacific International, Pacific International’s bank subsidiary, Pacific International Bank, will also merge with and into BBCN’s bank subsidiary, BBCN Bank. BBCN Bank will be the surviving bank for legal purposes. In this document, we sometimes refer to the merger of these bank subsidiaries as the “bank merger,” and to the merger of BBCN and Pacific International as the “merger” or the “holding company merger.”

Holders of Pacific International Common Stock Will Receive BBCN Common Stock for Their Pacific International Shares

In the proposed merger, Pacific International shareholders will receive for each share of Pacific International common stock a fraction of a share of BBCN common stock equal to the exchange ratio determined by dividing $1.75 by a “collar price” for BBCN common stock. The collar price will be the average of the daily volume-weighted average trading prices of BBCN common stock on the NASDAQ Global Select Market for each of the 15 trading days ending one trading day prior to the effective time of the merger, subject to limits such that the maximum exchange ratio will be 0.15217 if the average BBCN stock price is $11.50 or less and the minimum exchange ratio will be 0.13462 if the average BBCN stock price is $13.00 or more. The exchange ratio is subject to customary adjustments in the event of certain changes in the outstanding shares of BBCN common stock.

The following table shows the amount of BBCN common stock payable pursuant to the exchange ratio determined by dividing $1.75 by the collar price for BBCN common stock. The table does not reflect the fact that cash will be paid in lieu of issuing fractional shares. On January 7, 2013, the latest practicable date for which information was available prior to the date of this document, the closing price of BBCN’s common stock as reported on the NASDAQ Global Select Market was $12.26 per share.

BBCN Average Closing Price	Exchange Ratio
$11.50 (or less)	0.15217
$11.75	0.14894
$12.00	0.14583
$12.25	0.14286
$12.50	0.14000
$12.75	0.13725
$13.00 (or more)	0.13462

Merger Generally Expected to Be Tax-Free to Shareholders

The merger is expected to qualify as a reorganization for federal income tax purposes. If the merger so qualifies, shareholders of Pacific International generally will not recognize any gain or loss for federal income tax purposes on the exchange of their Pacific International common stock for BBCN common stock in the merger, except for any gain or loss that may result from their receipt of cash in lieu of fractional shares of BBCN common stock otherwise issuable to them.

However, because certain Pacific International preferred shares issued pursuant to the United States Treasury Department’s Troubled Asset Relief Program, or TARP, will be converted into the right to receive payment in cash in connection with the merger, a decrease in the aggregate value (at the time of the merger) of the shares of BBCN common stock that will be received by holders of Pacific International common stock pursuant to the merger could result in the merger failing to qualify as a reorganization for federal income tax purposes. If the merger does not qualify for reorganization treatment, shareholders of Pacific International generally would recognize gain or loss on the exchange of their Pacific International common stock for BBCN common stock in the merger. For a more detailed discussion of the material United States federal income tax consequences of the merger, see “Proposal 1: The Merger—United States Federal Income Tax Consequences of the Merger.”

The discussion of federal income tax effects of the merger included in this document is only a general summary. The federal income tax consequences of the merger to you will depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws, none of which are discussed in this document. You should, therefore, consult with your own tax advisor for a complete understanding of the tax consequences of the merger to you.

The Board of Directors of Pacific International Recommends that Pacific International Shareholders Vote “For” the Merger

The Pacific International board of directors has determined that the merger agreement is advisable and in the best interests of Pacific International and its shareholders and unanimously recommends that Pacific International shareholders vote “FOR” approval of the merger agreement.

In determining whether to approve the merger, the Pacific International board of directors consulted with its senior management and legal and financial advisors and considered the strategic, financial and other considerations referred to under “Proposal 1: The Merger—Pacific International’s Reasons for the Merger; Recommendation of the Merger by the Pacific International Board of Directors.”

Pacific International Has Received an Opinion From Its Financial Advisor that the Per Share Merger Consideration is Fair

In connection with the Pacific International board of directors’ consideration of the merger agreement, Pacific International’s financial advisor, Keefe, Bruyette & Woods, Inc., or KBW, provided its opinion to the Pacific International board dated as of October 21, 2012 that, as of that date, and subject to and based on the qualifications and assumptions set forth in its opinion, the per share merger consideration was fair to the shareholders of Pacific International from a financial point of view. The full text of KBW’s opinion is attached as Appendix B to this document. Pacific International shareholders should read that opinion and the description of KBW’s opinion contained in this document in their entirety. The opinion of KBW does not reflect any developments that may have occurred or may occur after the date of the opinion and prior to the completion of the merger. Pacific International does not expect that it will request an updated opinion from KBW.

Pacific International has agreed to pay a total fee of $400,000 to KBW in consideration of its services as financial advisor. Pacific International paid $100,000 to KBW upon signing of the merger agreement and will pay $300,000 to KBW only upon completion of the merger.

Pacific International Shareholders Will Have Dissenters’ Appraisal Rights

Pacific International shareholders have the right under Washington law to dissent from the merger, obtain a court appraisal of the fair value of their Pacific International shares of common stock, and receive cash equal to the appraised fair value of their Pacific International common stock (without giving effect to the merger) plus interest instead of receiving the merger consideration. A shareholder electing to dissent from the merger must strictly comply with all procedures required under Washington law. The procedures are summarized in “Proposal 1: The Merger—Dissenters’ Rights” and a copy of the relevant Washington statutory provisions regarding dissenters’ rights is included as Appendix C.

A condition to BBCN’s obligation to complete the merger is that no more than 15% of Pacific International’s common shareholders have given proper notice of their exercise of dissenters’ rights.

Interests of Directors and Executive Officers of Pacific International in the Merger

Directors and executive officers of Pacific International have certain interests in the merger that are different from, or are in addition to, the interests of the shareholders of Pacific International. These interests include:

•	rights of Pacific International executive officers and directors to indemnification and liability insurance coverage by BBCN after the merger for acts or omissions occurring prior to the merger; and

•

the fact that BBCN might in its discretion provide (and in some cases has provided) incentives for Pacific International employees to continue to provide services through a date certain after the data processing system conversion date following the merger, although such incentives are not a condition of the merger.

Treatment of Pacific International TARP Preferred Stock and Warrant in the Merger

The merger agreement provides that Pacific International’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, which Pacific International sold to the United States Treasury Department pursuant to TARP, will be converted into the right to receive payment in cash of their aggregate liquidation preference of $6.5 million plus all accrued and unpaid dividends on such shares. BBCN may also purchase the warrant to purchase 127,785 shares of Pacific International common stock that Pacific International issued to the Treasury Department in connection with Pacific International’s sale of its Series A Preferred Stock.

Treatment of Stock Options and Other Equity-Based Awards

BBCN will assume all outstanding employee stock options under Pacific International’s stock option compensation plan, in accordance with their terms, upon completion of the merger, in connection with which (i) each such option will be exercisable for a number of shares of BBCN common stock equal to the number of Pacific International shares issuable prior to the merger multiplied by the exchange ratio, and (ii) the per-share exercise price of each such option will become the exercise price prior to the merger divided by the exchange ratio. As of the date of this document, stock options for the purchase of a total of 95,000 shares of Pacific International common stock were outstanding. See “Proposal 1: The Merger—Treatment of Stock Options and Other Equity-Based Awards.”

Certain Regulatory Matters

To complete the merger and the bank merger, we must notify the Washington Department of Financial Institutions (the “Washington DFI”) and obtain the approval of the California Department of Financial Institutions (the “California DFI”), the Federal Deposit Insurance Corporation (the “FDIC”) and the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). Applications were filed with the California DFI and the FDIC on or about November 30, 2012. It is anticipated that the Federal Reserve Bank of San Francisco (the “FRBSF”) will not separately require an application with respect to the merger. In its discretion, the Federal Reserve Board may waive the requirement of a formal merger approval application for certain transactions that are subject to the review and approval requirements of the FDIC under the Bank Merger

Act. Based on discussions with the FRBSF, BBCN believes that such a waiver will be granted for the merger. We may not receive the required regulatory approvals prior to the Pacific International special shareholders’ meetings at which the merger will be voted on. See “Proposal 1: The Merger—Certain Regulatory Matters.”

Expected Timing of the Merger

We expect to complete the merger during the first quarter of 2013 if we receive shareholder approval and regulatory consents for the merger. The merger agreement provides that it may be terminated by either BBCN or Pacific International if the merger has not been consummated by June 1, 2013. The merger agreement may also be extended for 90 days beyond June 1, 2013 if the only outstanding condition is receipt of certain required regulatory approvals.

Conditions to Completion of the Merger

Completion of the merger depends on a number of conditions set forth in the merger agreement, including approval of the merger by Pacific International shareholders, receipt of regulatory and government approvals, the absence of material adverse changes in Pacific International’s business, and certain other customary closing conditions for a transaction like this one.

Termination of the Merger Agreement; Fees Payable

The merger agreement may be terminated and the merger may be abandoned (whether before or after receipt of the approval of the Pacific International shareholders) at any time prior to the effective time of the merger by mutual consent of BBCN and Pacific International or in certain instances by either party, including:

•	if the other party’s business has suffered a material adverse effect since the date of the merger agreement;

•	if any required regulatory approval is denied;

•

if the merger is not consummated on or before June 1, 2013 (subject to being extended by 90 days if the only unsatisfied condition is the receipt of required regulatory approvals), but this termination right is not available to a party whose failure to perform its obligations is the reason the merger is not completed by that date;

•	if the other party has materially breached its covenants, agreements, representations or warranties in the merger agreement and such breach cannot be cured within 30 days; and

•	if the merger agreement is not approved at the special meeting of Pacific International shareholders.

Furthermore, BBCN may terminate the merger agreement in certain circumstances if the board of directors of Pacific International changes its recommendation regarding the merger or fails to comply with requirements with regard to other acquisition proposals.

Either party that properly terminates the merger agreement on the basis of the other’s material breach will generally be entitled to receive $250,000 from the other party. Such payment, plus any costs of collection (including reasonable attorneys’ fees), is the sole remedy for the non-breaching party, other than specific performance. BBCN is also entitled to up to $100,000 in expense reimbursement if the Pacific International shareholders do not approve the merger unless such a payment is prohibited by regulatory authorities.

THE SPECIAL MEETING

The Special Meeting (see “The Special Meeting”)

The special meeting will be held at 1155 N 130th Street, Seattle, Washington 98133, on February 13, 2013, starting at noon, local time. At the special meeting, Pacific International’s shareholders will be asked to vote on the following matters:

•	adoption and approval of the merger agreement; and

•	adjournment of the meeting, if necessary or appropriate, to solicit additional proxies or votes in favor of the matters to be presented at the special meeting.

SELECTED HISTORICAL FINANCIAL INFORMATION

Selected Historical Financial Information of BBCN

The following tables set forth selected consolidated historical financial information of BBCN for the periods and as of the dates indicated. The data as of and for the years ended December 31, 2007 through 2011 are derived from audited consolidated financial statements of BBCN. The data as of and for the nine months ended September 30, 2012 are derived from the unaudited consolidated financial statements of BBCN. The results of operations for the nine months ended September 30, 2012 are not necessarily indicative of the results of operations for the full year or any other interim period. This information should be read in conjunction with the historical consolidated financial statements and related notes of BBCN filed by it with the SEC. See “Documents Incorporated by Reference.”

	(Unaudited) As of or for the Nine Months Ended September 30,	As of or for the Year Ended December 31,
	2012	2011	2010	2009	2008	2007
	(in thousands, except per share and ratio data)
Income Statement Information
Net interest income	$178,592	$129,818	$108,384	$92,346	$96,221	$97,205
Provision for loan losses	16,682	27,939	84,630	61,023	48,825	7,530
Income (loss) before income tax expense (benefit)	101,159	42,775	(15,139)	(11,922)	4,380	55,798
Net income (loss)	61,696	27,115	(7,239)	(5,723)	2,755	33,199
Net income (loss) available to common stockholders	56,056	22,547	(11,530)	(9,999)	2,281	33,199

Performance Ratios
Return on average assets	1.60%	0.86%	(0.24%)	(0.19%)	0.11%	1.50%
Return on average equity	10.47%	6.54%	(1.99%)	(1.88%)	1.15%	16.21%
Net interest spread	4.68%	3.92%	3.35%	2.64%	3.22%	3.41%
Net interest margin	4.97%	4.29%	3.75%	3.15%	3.96%	4.60%
Average stockholder’s equity to average assets	15.29%	13.09%	12.11%	10.03%	9.38%	9.24%
Efficiency ratio	43.38%	53.77%	47.70%	55.69%	51.73%	47.13%

Per Common Share Information
Earnings (loss) basic	$0.72	$0.53	$(0.30)	$(0.35)	$0.09	$1.27
Earnings (loss) diluted	0.72	0.53	(0.30)	(0.35)	0.09	1.25
Book value (period end, excluding preferred stock and warrants)	9.41	8.64	7.69	7.99	8.49	8.48
Tangible book value (period end)(1)	8.21	7.43	7.61	7.90	8.33	8.31
Cash dividends declared per common share	—	—	—	—	0.11	0.11
Number of common shares outstanding (period end)(2)	78,016,260	77,984,252	37,983,027	37,824,007	26,246,560	26,193,560

Balance Sheet Information (period end)
Gross loans, net of deferred loan fees(3)	$4,069,494	$3,738,826	$2,147,745	$2,221,433	$2,119,354	$2,013,221
Total assets	5,331,979	5,166,604	2,963,296	3,227,957	2,672,054	2,423,410
Deposits	4,052,524	3,940,892	2,176,114	2,434,190	1,938,603	1,833,346
Long-term debt(4)	41,809	52,102	39,268	39,268	39,268	39,268
Common stockholders’ equity	734,077	673,829	291,977	302,329	222,851	222,180

Capital Ratios(5)
Tier 1 risk-based	15.22%	18.15%	16.42%	16.73%	14.32%	11.84%
Total risk-based	16.48%	19.41%	17.69%	17.99%	15.58%	12.78%
Leverage	13.15%	19.81%	12.61%	12.36%	12.61%	10.77%

Market Capitalization	$983,785,039	$730,712,441	$374,512,646	$428,924,239	$258,003,685	$305,680,152
Market Price Per Share of Common Stock
High	$13.21	$10.75	$11.89	$12.23	$17.40	$21.19
Low	9.26	5.57	5.94	2.05	6.25	10.86

(1)	Tangible book value is a non-GAAP financial measure that represents common equity less goodwill and other intangible assets, net, divided by the total number of common shares outstanding.
(2)	The increase in the number of common shares outstanding at the end of 2009 compared to the prior year is attributable to a public offering of shares of common stock that took place in 2009.
(3)	Excludes loans held for sale.
(4)	Includes junior subordinated deferrable interest debentures held by trusts that issued guaranteed preferred beneficial interests.
(5)	On a consolidated basis.

Selected Historical Financial Information of Pacific International

The following tables set forth selected consolidated historical financial information of Pacific International for the periods and as of the dates indicated. The data as of and for the years ended December 31, 2007 through 2011 are derived from audited consolidated financial statements of Pacific International. The data as of and for the nine months ended September 30, 2012 are derived from the unaudited consolidated financial statements of Pacific International. The results of operations for the nine months ended September 30, 2012 are not necessarily indicative of the results of operations for the full year or any other interim period.

	As of and For the Nine Months ended September 30,	As of and For the Year ended December 31,
	2012	2011	2010	2009	2008	2007
	(in thousands, except per share and ratio data)
Income Statement Information
Net interest income	$5,681	$8,232	$9,516	$8,035	$8,202	$9,490
Provision for loan losses	4,696	8,477	4,996	6,949	1,442	485
Income (loss) before income tax expense (benefit)	(4,690)	(3,388)	1,436	(1,740)	3,380	4,616
Net income (loss)	(4,690)	(3,958)	949	(1,136)	2,186	2,941

Performance Ratios
Return on average assets	-2.93%	-1.53%	0.33%	-0.40%	0.82%	2.26%
Return on average equity	-26.19%	-14.10%	3.20%	-3.80%	8.19%	25.63%
Net interest spread	4.11%	3.57%	3.30%	2.45%	2.62%	3.17%
Net interest margin	3.42%	4.22%	3.84%	2.80%	3.09%	3.78%
Average shareholders’ equity to average assets	11.17%	10.89%	10.16%	10.45%	9.99%	8.82%
Efficiency ratio	99.91%	62.79%	53.84%	53.58%	54.43%	50.88%

Per Common Share Information
Earnings (loss) basic	$(1.33)	$(0.72)	$0.31	$(0.37)	$0.71	$1.05
Earnings (loss) diluted	(1.33)	(0.72)	0.31	(0.37)	0.71	1.05
Book value per common share	3.16	4.15	5.01	4.81	5.13	4.79
Cash dividends declared per common share	—	—	—	—	—	—
Weighted average common shares outstanding	4,701,832	4,688,282	4,678,290	4,729,898	4,785,178	4,400,702

Balance Sheet Information (period end)
Total loans, net	$153,077	$178,879	$220,102	$232,576	$231,166	$201,813
Total assets	197,562	229,921	285,794	297,791	274,454	260,304
Deposits	147,772	178,534	202,190	209,512	185,135	188,445
Long-term debt	27,624	23,624	50,624	57,124	57,124	47,124
Shareholders’ equity	21,556	26,185	29,954	29,335	30,463	22,953

MARKET PRICE AND DIVIDEND INFORMATION

BBCN common stock is traded on the NASDAQ Global Select Market under the symbol “BBCN.” The shares of Pacific International common stock are not listed on an exchange and are not traded on an established market.

As of December 26, 2012, there were 78,041,511 shares of BBCN common stock issued and outstanding, which were held by approximately 595 shareholders of record. As of the record date for the special meeting of Pacific International’s shareholders, there were 4,701,832 shares of Pacific International common stock outstanding, which were held by approximately 188 shareholders of record.

The following table sets forth the high and low trading prices for shares of BBCN common stock and cash dividends paid per share for the periods indicated.

Quarter Ended	High	Low	Cash Dividends Per Share
March 30, 2013 (through January 7)	$12.34	$11.74	$—

December 31, 2012	$12.89	$10.62	$0.05
September 30, 2012	13.21	10.62	—
June 30, 2012	11.55	9.98	—
March 31, 2012	11.59	9.26	—

December 31, 2011	$10.18	$5.57	$—
September 30, 2011	8.67	5.86	—
June 30, 2011	10.08	6.75	—
March 31, 2011	10.75	9.15	—

December 31, 2010	$10.15	$6.86	$—
September 30, 2010	8.49	5.94	—
June 30, 2010	10.42	7.26	—
March 31, 2010	11.89	8.09	—

No cash dividends have been paid with respect to Pacific International common stock during the period beginning on January 1, 2010 and ending December 31, 2012.

On October 19, 2012, the business day immediately preceding the public announcement of the merger, the closing price of BBCN’s common stock as reported on the NASDAQ Global Select Market was $12.29 per share. On January 7, 2013, the last practicable date prior to the date of this proxy statement/prospectus, the closing price of BBCN’s common stock as reported on the NASDAQ Global Select Market was $12.26 per share.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, you should carefully consider the following risks in deciding whether to vote for approval of the merger agreement. You should also consider the risks relating to the business of BBCN contained in its Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2011, as well as any subsequent documents filed by BBCN with the SEC, which are incorporated into this document by reference. See “Where You Can Find More Information.”

Since the exchange ratio is based on the market price of BBCN common stock, which will fluctuate, the number of shares of BBCN common stock shareholders will receive may vary.

In the proposed merger, Pacific International shareholders will receive for each share of Pacific International common stock a fraction of a share of BBCN common stock equal to the exchange ratio, which may range from 0.15217 to 0.13462. The exchange ratio will be calculated by dividing $1.75 by a “collar price” for BBCN common stock. The collar price will be the average of the daily volume-weighted average trading prices of BBCN common stock on the NASDAQ Global Select Market for each of the 15 trading days ending one trading day before the effective time of the merger, subject to the limits that if the weighted average price exceeds $13.00 the collar price will be fixed at $13.00 and if the weighted average price is less than $11.50 the collar price will be fixed at $11.50. As a result of determining the exchange ratio in this manner, at the time you vote on the merger at the special meeting, you will not be able to determine the exact number of shares of BBCN common stock you would receive upon completion of the merger. The exchange ratio is subject to certain customary adjustments in the event of certain changes in the outstanding shares of BBCN common stock.

If the weighted average price of BBCN common stock is between $11.50 and $13.00, you will receive the appropriate number of shares of BBCN common stock that is equivalent in value, based on the 15 day average trading price, to $1.75 per share of Pacific International common stock. However, if the weighted average price of BBCN common stock is greater than $13.00 or less than $11.50, you will receive a fixed number of shares of BBCN common stock and, as a result, you will benefit to the extent future market fluctuations render an average price above that $13.00 threshold (i.e., your exchange ratio will not go lower than what you were entitled to at $13.00), but will bear the risk to the extent market fluctuations render an average price below that $11.50 threshold (i.e., your exchange ratio will not go higher than what you were entitled to at $11.50).

The dollar value of BBCN common stock you receive and the number of shares you receive in the merger will depend on the market value of BBCN common stock at the time of completion of the merger. The trading price of BBCN common stock may go up or down after the date of the special meeting and before the merger is completed, and the dollar value and number of shares of BBCN common stock you would be entitled to receive at the completion of the merger may differ significantly from the dollar value and number of such shares that you would have been entitled to receive had the merger been completed at the time of the special meeting. The share price of BBCN common stock is by nature subject to the general price fluctuations in the market for publicly traded equity securities, which has historically experienced substantial volatility. BBCN and Pacific International cannot predict the market price of BBCN common stock at any time before or after the completion of the merger. Differences in the market price of BBCN common stock may be the result of changes in the business, operations or prospects of BBCN, market reactions to the proposed merger, regulatory considerations, general market and economic conditions or other factors.

Pacific International has not obtained an updated fairness opinion from its financial advisor reflecting changes in circumstances that may have occurred since the signing of the merger agreement.

Pacific International has not obtained an updated fairness opinion as of the date of this document from its financial advisor, KBW. Changes after the date of the opinion in the operations and prospects of BBCN or Pacific International, general market and economic conditions and other factors that may be beyond the control of BBCN and Pacific International, and on which the fairness opinion was based, may have altered the value of BBCN or Pacific International or the prices of shares of BBCN common stock and Pacific International common stock as of the date of this document or may alter such values and prices before the merger is completed. The fairness opinion obtained by Pacific International does not speak as of any date other than the date of that opinion. As a result, the board of directors of Pacific International has not had and will not have the benefit of a fairness opinion that considers developments that have occurred since the signing of the merger agreement in making its determination of whether to continue to recommend that Pacific International shareholders adopt and approve the merger agreement.

Regulatory approvals may not be received, may take longer to receive than expected, or may impose unanticipated conditions.

Before the holding company merger and the bank merger may be completed, approvals must be obtained from bank regulatory authorities, including the Federal Reserve Board, the FDIC and the California DFI. These regulatory authorities may decline to grant the necessary approvals or may not provide such approvals in a timely manner, in which case either BBCN or Pacific International may elect to terminate the merger agreement.

The relevant bank regulatory authorities may impose unexpected or onerous conditions on the completion of the merger transactions or require changes to the terms of the merger agreement. Such conditions or changes could have the effect of delaying completion of the transactions contemplated in the merger agreement or imposing additional costs on or limiting the growth, revenues or other aspects of the business of the combined company following the merger, any of which might have a material adverse effect on the combined company following the merger.

Our businesses will be subject to uncertainties and contractual restrictions while the merger is pending and during post-merger integration.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on both BBCN and Pacific International. These uncertainties may impair either company’s ability to attract or motivate key personnel until the merger is completed and could cause customers and other counterparties to seek to change existing business relationships. If key employees depart because of issues relating to the uncertainty and/or difficulty of integration or a desire not to remain with the business, the combined company’s business following the merger could be negatively affected. In addition, the merger agreement restricts Pacific International from taking or permitting certain actions without the consent of BBCN until the merger occurs. These restrictions may prevent Pacific International from pursuing beneficial business opportunities that may arise prior to the completion of the merger.

The merger agreement contains provisions that could discourage a potential competing acquirer that might be willing to pay more to effect a business combination with Pacific International.

The merger agreement contains “no solicitation” provisions that restrict Pacific International’s ability to solicit or facilitate proposals regarding a merger or similar transaction from or with another party. Further, several conditions must be satisfied in order for the Pacific International board of directors to withdraw, amend or modify its positive recommendation to shareholders regarding the merger with BBCN. See “Proposal 1: The Merger—The Merger Agreement—No Solicitation of Alternative Transactions.” These provisions could discourage a potential competing acquirer from considering or proposing an acquisition of Pacific International.

The shares of BBCN common stock to be received by Pacific International shareholders as a result of the merger will have different rights from the shares of Pacific International common stock.

Pacific International shareholders’ rights are currently governed by the Pacific International articles of incorporation, the Pacific International bylaws and Washington law. The Pacific International shareholders who receive stock consideration in the merger will, upon completion of the merger, become stockholders of BBCN, and their rights will be governed by the BBCN certificate of incorporation, the BBCN bylaws and Delaware law. See “Comparison of Rights of Shareholders of BBCN and Pacific International.”

If the merger is not completed, Pacific International will have incurred substantial expenses without realizing the expected benefits of the merger.

Pacific International has incurred substantial expenses in connection with the negotiation and preparations for completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this document in connection with the merger. If the merger is not completed, Pacific International will have incurred these expenses without realizing the expected benefits of the merger.

If the merger does not constitute a tax-free reorganization under Section 368(a) of the Code, then Pacific International shareholders may be required to recognize gain or loss for federal income tax purposes.

The United States Internal Revenue Service may determine that the merger does not qualify as a tax-free reorganization under Section 368(a) of the Code. In particular, because certain Pacific International preferred shares issued pursuant to TARP will be converted into the right to receive payment in cash in connection with the merger, a decrease in the aggregate value (at the time of the merger) of the shares of BBCN common stock that will be received by holders of Pacific International common stock pursuant to the merger could result in the merger failing to qualify as a reorganization for federal income tax purposes. In the event that the merger does not qualify as a tax-free reorganization, Pacific International shareholders would respectively recognize a gain or loss equal to the difference between (i) the fair market value of the BBCN common stock received by the shareholders in the merger and (ii) the shareholders’ adjusted tax basis in their respective shares of Pacific International stock exchanged therefor. Qualification of the merger transaction as a tax-free reorganization is not a condition to consummation of the merger.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this document, or they may be made a part of this document by appearing in other documents filed with the SEC by BBCN and incorporated by reference. These statements include statements regarding the period following completion of the merger.

Words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “objective,” “goal” and words and terms of similar substance used in connection with any discussion of future operating or financial performance of BBCN, Pacific International, the combined company or the merger identify forward-looking statements. All of these forward-looking statements are management’s present expectations or forecasts of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that BBCN has filed with the SEC as described under “Documents Incorporated by Reference”

THE SPECIAL MEETING

General

The Pacific International board of directors is using this document to solicit proxies from the holders of shares of Pacific International common stock for use at the special meeting.

Together with this document, Pacific International is also sending you a notice of the special meeting and a form of proxy that is solicited by the Pacific International board of directors. On or about January 10, 2013, Pacific International commenced mailing this document and the enclosed form of proxy to its shareholders entitled to vote at the special meeting.

Date, Time and Place of the Special Meeting

The special meeting is scheduled to be held at noon, local time, on February 13, 2013 at the following location:

Pacific International Bank

1155 N 130th St

Seattle, WA 98133

Purpose of the Special Meeting

The matters to be considered and voted upon at the special meeting will be:

1. Approval of the Agreement and Plan of Merger, dated October 22, 2012, providing for the merger of Pacific International with and into BBCN as described in this document. (Proposal 1)

2. Adjournment of the special meeting, if necessary or appropriate in the judgment of the Pacific International board of directors, to solicit additional proxies or votes in favor of the above proposal that is to be presented at the meeting. (Proposal 2)

Recommendation of the Pacific International Board of Directors

The Pacific International board of directors recommends that you vote “FOR” the merger proposal and “FOR” the adjournment proposal. See “Proposal 1: The Merger—Pacific International’s Reasons for the Merger; Recommendation of the Merger by the Pacific International Board of Directors.”

Record Date and Quorum

The Pacific International board of directors has fixed the close of business on December 28, 2012 as the record date for determining the holders of Pacific International stock entitled to receive notice of and to vote at the special meeting.

As of the record date, there were 4,701,832 shares of Pacific International common stock outstanding and entitled to vote at the special meeting held by 188 holders of record. Each share of Pacific International common stock entitles the holder to one vote on each proposal at the special meeting.

The representation, in person or by proxy, of holders of at least a majority of the votes entitled to be cast on each of the matters to be voted on at the special meeting constitutes a quorum for action on that matter at the special meeting. All shares of Pacific International common stock present in person or represented by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the special meeting.

As of the record date, directors and executive officers of Pacific International owned and were entitled to vote 759,988 shares of Pacific International common stock, representing approximately 16.2% of the shares of Pacific

International common stock outstanding on that date. We currently expect that Pacific International’s directors and executive officers will vote their shares in favor of the merger proposal and the adjournment proposal.

In connection with the merger agreement, written commitments to vote all of their shares in favor of the merger have been obtained from two shareholders of Pacific International, Woo Sung Park and Soung Eun Hong, who account for 13.6% and 9.9%, respectively, of the outstanding Pacific International common stock.

Required Vote to Approve the Merger Proposal

The affirmative vote of two-thirds (66.67%) of the outstanding shares of Pacific International common stock entitled to vote is required to approve the merger proposal.

Required Vote to Approve the Adjournment Proposal

The adjournment proposal will be approved if a majority of the shares of Pacific International common stock present at the special meeting, in person or in proxy, are voted in favor of the proposal.

Treatment of Abstentions; Failure to Vote

For purposes of the special meeting, an abstention occurs when a Pacific International shareholder attends the special meeting, either in person or by proxy, but abstains from voting.

For the merger proposal, an abstention or a failure to vote will have the same effect as a vote cast “AGAINST” the proposal.

For the adjournment proposal, an abstention or a failure to vote will have the same effect as a vote cast “AGAINST” the proposal.

Voting on Proxies; Incomplete Proxies

Giving a proxy means that a Pacific International shareholder authorizes the persons named in the enclosed proxy card to vote its shares at the special meeting in the manner it directs. A Pacific International shareholder may vote by proxy or in person at the special meeting. If you hold your shares of Pacific International common stock in your name as a shareholder of record you may use one of the following methods to submit a proxy:

By telephone: Use any touch-tone telephone to vote your proxy 24 hours a day, 7 days a week by calling 1-800-652-8683. Have your proxy card handy when you call and follow the instructions.

Through the Internet: Use the Internet to vote your proxy 24 hours a day, 7 days a week at www.investorvote.com/PIBW. Have your proxy card handy when you access the website and follow the instructions.

By mail: Complete and return the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

Pacific International requests that Pacific International shareholders vote by telephone, over the Internet or by completing and signing the accompanying proxy and returning it to Pacific International as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of Pacific International stock represented by it will be voted at the special meeting in accordance with the instructions contained on the proxy card.

If any proxy is returned without indication as to how to vote, the shares of Pacific International common stock represented by the proxy will be voted as recommended by the Pacific International board of directors. Unless a Pacific International shareholder checks the box on its proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on other matters relating to the special meeting.

Every Pacific International shareholder’s vote is important. Accordingly, each Pacific International shareholder should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not the Pacific International shareholder plans to attend the special meeting in person.

Shares Held in Street Name

If you are a Pacific International shareholder and your shares are held in “street name” through a bank, broker or other holder of record, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to Pacific International or by voting in person at the special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of Pacific International common stock on behalf of their customers may not give a proxy to Pacific International to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks and other nominees do not have discretionary voting power on these matters. Therefore, if you are a Pacific International shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares for the proposals at the special meeting:

•	your broker, bank or other nominee may not vote your shares on the merger proposal, which, as broker “non-votes,” will have the same effect as a vote “AGAINST” the proposal;

•	your broker, bank or other nominee may not vote your shares on the adjournment proposal, which, as broker “non-votes,” will have the same effect as a vote cast “AGAINST” the proposal.

Revocability of Proxies and Changes to Votes

A Pacific International shareholder has the power to change its vote at any time before its shares of Pacific International common stock are voted at the special meeting by:

•	sending a notice of revocation of a proxy to Pacific International’s corporate secretary at 1155 N 130th Street, Suite 100, Seattle, Washington 98133 stating that you would like to revoke your proxy;

•

logging onto the Internet website or by calling the telephone number specified on your proxy card in the same manner you would to submit your proxy electronically or by phone, in each case if you are eligible to do so and following the instructions on the proxy card;

•	sending a completed proxy card bearing a later date than your original proxy card; or

•	attending the special meeting and voting in person if your shares of Pacific International common stock are registered in your name rather than in the name of a broker, bank or other nominee.

If you choose the second method, you must take the described action no later than the beginning of the special meeting. If you choose to send a notice of proxy revocation or a completed proxy card bearing a later date than your original proxy card, you should do so sufficiently in advance so the notice or new proxy card is received before the special meeting. If you have instructed a bank, broker or other nominee to vote your shares of Pacific International common stock, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by Pacific International. Pacific International will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the owners of common stock. In addition to solicitations by mail, Pacific International directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Attending the Special Meeting

All Pacific International shareholders as of the record date, or their duly appointed proxies, may attend the special meeting. Since seating is limited, admission to the special meeting will be on a first-come, first-served basis. Registration and seating will begin at 11:45 a.m., local time on February 13, 2013.

If you hold your shares of Pacific International common stock in your name as a shareholder of record and you wish to attend the special meeting, please bring your proxy and evidence of your stock ownership, such as your most recent account statement, to the special meeting. You should also bring valid picture identification.

If your shares of Pacific International common stock are held in “street name” in a stock brokerage account or by a bank or other nominee and you wish to attend the special meeting, you need to bring a copy of a bank or brokerage statement to the special meeting reflecting your stock ownership as of the record date. You should also bring valid picture identification.

PROPOSAL 1: THE MERGER

This section of this document describes material aspects of the proposed merger, including the merger agreement. This summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer you to for a more complete understanding of the merger. In addition, we incorporate important business and financial information about BBCN into this document by reference. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information.”

Explanatory Note Regarding the Merger Agreement

The merger agreement is described in this document, and a copy of it is included as Appendix A to this document, to provide you with important information regarding the proposed merger and bank merger. Factual disclosures about BBCN contained in this document or in the public reports filed by BBCN with the SEC may supplement, update or modify the factual disclosures and representations about BBCN contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by BBCN and Pacific International are qualified and subject to important limitations agreed to by the parties in connection with negotiating the terms of the merger agreement. The representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to complete the merger if the representations and warranties of the other party prove to be untrue, whether due to a change in circumstances or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders or reports and documents filed with the SEC and in some cases are qualified by disclosures that were made by each party to the other, which disclosures were reflected in schedules to the merger agreement that have not been described or included in this document, including Appendix A. Further, information concerning the subject matter of the representations and warranties in the merger agreement, which do not purport to be accurate as of the date of this document, may have changed since the date of the merger agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in this document.

General

BBCN and Pacific International entered into the merger agreement on October 22, 2012. The merger agreement provides both for the merger of Pacific International with and into BBCN and for the concurrent merger of their respective banking subsidiaries, which we refer to herein as the “bank merger,” pursuant to a bank merger agreement substantially in the form attached as an exhibit to the merger agreement.

The Parties

BBCN

BBCN Bancorp, Inc. is the parent company of BBCN Bank, the largest Korean-American bank in the United States. The Company is the result of the merger of equals of Nara Bancorp, Inc. and Center Financial Corporation completed on November 30, 2011. Headquartered in Los Angeles and serving a diverse mix of customers mirroring area communities, BBCN operates 40 branches in California, New York, New Jersey, Washington and Illinois, along with five loan production offices in Seattle, Denver, Dallas, Atlanta and Northern California. BBCN specializes in core business banking products for small and medium-sized businesses, with an emphasis in commercial real estate and business lending, Small Business Administration lending and international trade financing. BBCN Bank is a California-chartered bank and its deposits are insured by the FDIC to the extent provided by law. BBCN is an Equal Opportunity Lender. As of September 30, 2012, BBCN had consolidated assets of $5.33 billion, total loans of $4.07 billion, total deposits of $4.05 billion and total common stockholders’ equity of $734.1 million. BBCN’s principal executive offices are located 3731 Wilshire Boulevard, Suite 1000, Los Angeles, California 90010, and its telephone number is (213) 639-1700.

BBCN is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and is subject to regulation as a bank holding company by the Federal Reserve Board. BBCN Bank is subject to regulation and examination by the California DFI and the FDIC.

Additional information about BBCN and BBCN Bank is included in the documents incorporated by reference into this document. See “Where You Can Find More Information” and “Documents Incorporated by Reference.”

Pacific International

Pacific International is a bank holding company headquartered in Seattle, Washington. Its sole subsidiary, Pacific International Bank, is a Washington-chartered and FDIC-insured bank that offers commercial banking loan and deposit products, focusing primarily on small and medium-sized businesses and on individuals in Korean-American markets in Western Washington. Pacific International Bank is a business bank and supports small businesses within minority communities. Pacific International has a total of four banking offices in Seattle, Tacoma, Lynnwood and Federal Way, Washington, and employs 51 people. As of September 30, 2012, Pacific International had consolidated assets of $197.6 million, total loans of $153.1 million, total deposits of $147.8 million, and total shareholders’ equity of $21.6 million. Pacific International’s principal executive offices are located at 1155 N 130th Street, Seattle, Washington 98133, and its telephone number is (206) 306-7900.

Effect of the Merger; What Holders of Pacific International Common Stock Will Receive in the Merger

Upon completion of the merger, Pacific International will merge with and into BBCN, with BBCN being the surviving corporation in the merger.

In the proposed merger, Pacific International shareholders will receive for each share of Pacific International common stock a fraction of a share of BBCN common stock equal to the exchange ratio, which may vary between 0.15217 and 0.13462. The per share exchange ratio will be calculated by dividing $1.75 by a “collar price” for BBCN common stock. The collar price will be the average of the daily volume-weighted average prices of BBCN common stock on the NASDAQ Global Select Market for each of the 15 trading days ending one trading day before the effective time of the merger, subject to the limits that if the weighted average price exceeds $13.00 the collar price will be $13.00 and if the weighted average price is less than $11.50 the collar price will be $11.50. If, between the date of the merger agreement and the consummation of the merger, the outstanding shares of BBCN common stock have increased, decreased, changed into or been exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or similar change in capitalization, an appropriate and proportionate adjustment to the exchange ratio will be made.

As set forth above, the merger consideration to be received by the Pacific International shareholders is dependent upon the average of the daily volume-weighted average trading price of the BBCN common stock on the NASDAQ Global Select Market for each of the 15 trading days ending one trading day prior to the effective time of the merger. The following table shows the exchange ratio that will apply based on different average stock prices. On January 7, 2013, the latest practicable date prior to the date of this proxy statement/prospectus, the closing price of BBCN’s common stock as reported on the NASDAQ Global Select Market was $12.26 per share.

BBCN Average Closing Price	Exchange Ratio
$11.50 or less	0.15217
$11.75	0.14894
$12.00	0.14583
$12.25	0.14286
$12.50	0.14000
$12.75	0.13725
$13.00 or more	0.13462

The merger agreement also provides that Pacific International’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, referred to as Series A Preferred Stock, which Pacific International issued to the United States Treasury Department pursuant to the Troubled Asset Relief Program, or TARP, will be converted into the right to receive payment in cash of their aggregate liquidation preference of $6.5 million plus all accrued and unpaid dividends on such shares, aggregating to approximately $0.9 million as of December 31, 2012. BBCN may also purchase the warrant to purchase 127,785 shares of Pacific International common stock that Pacific International issued to the Treasury Department in connection with Pacific International’s sale of its Series A Preferred Stock.

Background of the Merger

For the year ended 2011, Pacific International reported a loss of nearly $4 million, reflecting the continuing deterioration of Pacific International Bank’s loan portfolio and anticipated future losses. As stated above in “Certain Regulatory Matters,” Pacific International and its subsidiary became subject to more stringent regulatory limitations as its condition continued to deteriorate.

This negative outlook led Pacific International to intensify an analysis of potential strategic options. On January 26, 2012, the board and management met to discuss strategic decision-making. At that meeting, management described Pacific International’s operations in the current financial environment and discussed the following possible strategic options: (1) pursue the current strategy for preserving and protecting capital and liquidity by continuing to reduce risks and expenses and consider possible disposition of non-core assets (i.e., “stay-the-course”); (2) sell certain core assets; (3) raise a significant amount of capital (in excess of $10 million); (4) a combination of (1), (2) and/or (3); and (5) a combination with another financial services company. Acknowledging a preference for Pacific International to remain an independent company, which was achievable under options (1) through (4), the board and management determined to pursue seriously options (2), (3) and (4) but also determined that current conditions made it prudent to remain open to and to begin exploration of option (5) as well.

In furtherance of these initiatives, Pacific International engaged Keefe, Bruyette, & Woods, Inc., or KBW, as its investment bankers for financial and strategic advice on Pacific International’s options and the law firm of Graham & Dunn PC to provide legal counsel for strategic alternatives. These advisors began developing the documentation necessary to assist in the evaluation of either raising capital or pursuing a sale of assets or the institution as a whole. In addition, Pacific International created and populated an electronic data room to facilitate due diligence activities by potential investors and/or combination partners. As it began pursuing all five possible alternatives, KBW contact several potential acquirers of Pacific International, including BBCN. Pacific International commenced contact with BBCN in late February 2012 about a possible acquisition transaction and entered confidentiality agreements and began conducting due diligence analyses on March 1, 2012, in accordance with the confidentiality agreements, which contained a 90-day period of exclusivity, generally revocable by either party.

Pacific International and BBCN discussed transaction structure and management issues. Over the next three months, BBCN conducted both onsite and offsite due diligence review of Pacific International, including an extensive review of the loan portfolio, as well as access to the data room.

On May 31, 2012, BBCN contacted KBW with a verbal offer to acquire all the common shares of Pacific International in a stock-for-stock exchange with $1.00 per share to be paid at closing and up to $1.00 per share in additional consideration to be paid on a future date in an earn-out structure, all in BBCN stock. The amount of the additional $1.00 per share in the earn-out that Pacific International shareholders could receive would be based on specific performance of Pacific International’s loan portfolio.

On June 6, 2012, Pacific International’s board of directors, along with representatives from KBW and Graham & Dunn PC, met to discuss BBCN’s verbal offer. At the conclusion of the meeting, the Pacific

International board of directors determined that the offer was not adequate, particularly in light of the probability of the earn-out. The Pacific International board and management viewed it unlikely that the earn-out would be achieved in full and that the earn-out created significant contingency risks. KBW contacted BBCN to convey the board of directors’ view that the initial indication of interest from BBCN was inadequate and its interest in seeking improved terms and certainty around conditions to a proposed transaction. Consistent with the Pacific International board of directors’ guidance, KBW proposed a counteroffer to BBCN of $1.75 per share to be paid at closing and up to an additional $0.50 per share to be paid on a future date based on specific performance of Pacific International’s loan portfolio.

Over the next several days BBCN management held discussions with KBW representatives and responded to the counter offer with a fixed offer of $1.50 per share, all of which would be paid at closing in the form of BBCN stock.

On June 12, 2012, Pacific International’s board of directors met, along with representatives from KBW and Graham & Dunn PC, to review the adjusted offer made by BBCN. After significant discussion, the Pacific International board of directors determined that the adjusted offer was still insufficient, and Pacific International directed KBW to contact BBCN with the decision and to review other alternatives.

During the months of June and July, Pacific International discussed a separate alternative that was proposed by a private company that expressed interest in a possible strategic transaction with Pacific International. A non-disclosure agreement was negotiated with this private company, and Pacific International requested an initial non-binding term sheet. Pacific International and this private company discussed terms of the potential transaction, which included an initial and estimated price range per share of between $1.75 and $2.50; contingent, however, on the raise by this private company of a significant amount of capital from the private markets. The Pacific International board of directors determined that the proposed transaction was less attractive than the previously proposed transaction with BBCN, primarily because, given that the potential acquirer was a private bank with a need to raise significant additional capital to complete the transaction it had proposed, such a transaction presented increased execution risk.

Based on the result of the discussions regarding the potential transaction with this private company, in late July 2012 the Pacific International board of directors authorized KBW to contact BBCN again to determine if the latest offer of $1.50 per share could be increased. After considerable review and further due diligence, on September 2, 2012, BBCN orally increased its offer to the current merger consideration of $1.75 per share in the form of BBCN stock. BBCN also confirmed that it would redeem in full (not require a discounted redemption) Pacific International’s preferred stock owned by the U.S. Treasury and assume the full amount of Pacific International’s trust preferred securities.

After BBCN increased its offer to $1.75 per share in BBCN stock, KBW contacted two competitive banking institutions to evaluate their current interest in Pacific International. Neither party was interested in pursuing a transaction with Pacific International at that time.

On September 25, 2012, BBCN and Pacific International completed a non-binding term sheet outlining the proposal and worked together to draft a merger agreement and related documents based upon this term sheet. On October 21, 2012, Pacific International’s board of directors met to consider the proposed transaction. Attending the meeting were representatives of Pacific International management, Graham & Dunn PC, and KBW. Graham & Dunn PC reviewed the fiduciary duties and responsibilities of the board of directors in considering the proposed transaction, and summarized the merger agreement and related agreements. KBW reviewed certain financial aspects of the proposed transaction, and rendered its oral opinion, confirmed in a letter dated October 22, 2012, that as of such date and based on the qualifications and assumptions set forth in its written opinion, the per share merger consideration to be paid by BBCN pursuant to the merger agreement was fair to Pacific International from a financial point of view. See “Proposal 1: The Merger—Opinion of Pacific International Financial Advisor.”

Following these discussions, and review and discussion among the members of the Pacific International board of directors, including consideration of the factors described under “—Pacific International’s Reasons for the Merger; Recommendation of the Merger by the Pacific International Board of Directors,” the Pacific International board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable for, fair to and in the best interests of Pacific International and its common shareholders, and the board of directors voted unanimously to adopt the merger agreement.

Following completion of the October 21, 2012 board meeting, the merger agreement and related agreements were executed and delivered and the transaction was announced in a press release issued jointly by BBCN and Pacific International on October 22, 2012.

Pacific International’s Reasons for the Merger; Recommendation of the Merger by the Pacific International Board of Directors

In reaching its decision to adopt and approve the merger agreement and recommend that Pacific International shareholders approve the merger agreement, the Pacific International board of directors consulted with Pacific International’s management, as well as its legal and financial advisors, and considered a number of factors, including:

•

its knowledge of Pacific International’s business, operations, financial condition, asset quality, earnings and prospects, and of BBCN’s business, operations, financial condition, asset quality, earnings and prospects, taking into account the presentations made by BBCN officers, the results of Pacific International’s due diligence review of BBCN, and information provided by Pacific International’s financial advisor;

•

its knowledge of the current environment in the financial services industry, including national, regional and local economic conditions and the interest rate environment, continued consolidation, increased operating costs resulting from regulatory initiatives and compliance mandates, increasing nationwide and global competition, the current environment for community banks, particularly in the Pacific Northwest, and current financial market conditions and the likely effects of these factors on the companies’ potential growth, development, productivity and strategic options, and the historical market prices of Pacific International and BBCN common stock;

•

the complementary aspects of Pacific International’s and BBCN’s businesses, including customer focus, geographic coverage, business orientation and compatibility of the companies’ management and operating styles;

•	its understanding of BBCN’s commitment to enhancing its strategic position in the State of Washington;

•

the potential expense-saving and revenue-enhancing opportunities in connection with the merger, the related potential impact on the combined company’s earnings and the fact that the nature of the merger consideration would give former Pacific International shareholders the opportunity to participate as BBCN shareholders in the benefits of such savings opportunities and the future performance of the combined company generally;

•

BBCN’s successful track record and Pacific International’s board of directors’ belief that the combined enterprise would benefit from BBCN’s ability to take advantage of economies of scale and grow in the current economic environment, making BBCN an attractive partner for Pacific International;

•

its assessment of the likelihood that the merger would be completed in a timely manner and that the management team of the combined company would be able to successfully integrate and operate the businesses of the combined company after the merger;

•

the financial analysis presented by KBW to the Pacific International board of directors, and the opinion dated as of October 21, 2012 delivered to Pacific International by KBW to the effect that, as of that date, and subject to and based on the qualifications and assumptions set forth in the opinion, the per share consideration to be received by the holders of common stock of Pacific International in the merger was fair, from a financial point of view, to such shareholders;

•	the regulatory and other approvals required in connection with the merger and the likelihood that such approvals would be received in a timely manner and without unacceptable conditions;

•	the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger; and

•

the fact that the interests of some of the directors and officers of Pacific International may be different from those of Pacific International shareholders, and directors and officers of Pacific International may be participants in arrangements that are different from, or are in addition to, those of Pacific International shareholders. See the section of this document entitled “—Interests of Directors and Executive Officers in the Merger.”

The foregoing discussion of the factors considered by the Pacific International board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the Pacific International board of directors. In reaching its decision to adopt and approve the merger agreement, and the other transactions contemplated by the merger agreement, the Pacific International board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Pacific International board of directors considered all these factors as a whole, including discussions with, and questioning of, Pacific International’s management and Pacific International’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination. The Pacific International board of directors also relied on the experience of KBW, its financial advisor, for analysis of the financial terms of the merger and for its opinion as to the fairness from a financial point of view of the per share consideration in the merger to Pacific International’s shareholders.

For the reasons set forth above, the Pacific International board of directors unanimously determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Pacific International and its shareholders, and unanimously approved and adopted the merger agreement.

THE PACIFIC INTERNATIONAL BOARD UNANIMOUSLY RECOMMENDS THAT THE PACIFIC INTERNATIONAL SHAREHOLDERS VOTE “FOR” ADOPTION AND APPROVAL OF THE MERGER AGREEMENT.

Opinion of Pacific International Financial Advisor

On February 21, 2012, Pacific International engaged KBW to render financial advisory and investment banking services to Pacific International. KBW agreed to assist Pacific International in assessing the fairness, from a financial point of view, of the per share merger consideration in the proposed merger with BBCN to the common stockholders of Pacific International. Pacific International selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Pacific International and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial services companies and their securities in connection with mergers and acquisitions.

On October 21, 2012, the Pacific International board of directors held a meeting to evaluate the proposed merger of Pacific International with and into BBCN. At this meeting, KBW reviewed the financial aspects of the proposed merger. In addition, KBW rendered an oral opinion that, as of such date, the per share merger consideration was fair, from a financial point of view, to the common stockholders of Pacific International. The Pacific International board of directors approved the merger agreement at this meeting.

The full text of KBW’s written opinion, dated October 22, 2012, is attached as Appendix B to this document and is incorporated herein by reference. Pacific International stockholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion is directed to the Pacific International board of directors and addresses only the fairness, from a financial point of view, of the per share merger consideration to the common stockholders of Pacific International. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Pacific International stockholder as to how the stockholder should vote at the Pacific International special meeting on the merger or any related matter.

In connection with its opinion, KBW reviewed, analyzed and relied upon material bearing upon the merger and the financial and operating condition of Pacific International and BBCN and the Merger, including among other things, the following:

•	the merger agreement;

•

Annual Reports to Stockholders and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2011 for BBCN and the Annual Reports to Stockholders for the two fiscal years ended December 31, 2011 for Pacific International;

•

certain interim reports to stockholders and Quarterly Reports on Form 10-Q of BBCN and the Quarterly Filings with the Federal Reserve and/or the FDIC for the four quarters ended June 30, 2012 for Pacific International and certain other communications from Pacific International and BBCN to their respective stockholders; and

•	other financial information concerning the businesses and operations of Pacific International and BBCN furnished to KBW by Pacific International and BBCN for purposes of KBW’s analysis.

In addition, KBW held discussions with members of senior management of Pacific International and BBCN regarding past and current business operations, regulatory relations, financial condition and future prospects of their respective companies, and other matters KBW deemed relevant. In addition, KBW compared certain financial and stock market information for Pacific International and BBCN with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed other studies and analyses that it considered appropriate.

In conducting its review and arriving at its opinion, KBW relied upon the accuracy and completeness of all of the financial and other information provided to it or otherwise publicly available. KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility for such verification or accuracy. KBW relied upon the management of Pacific International as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to KBW, and assumed that such forecasts and projections reflected the best currently available estimates and judgments of Pacific International management that such forecasts and projections will be realized in the amounts and in the time periods estimated by management. KBW assumed that the aggregate allowance for loan and lease losses for Pacific International and BBCN were adequate to cover those losses. KBW did not make or obtain any evaluations or appraisals of the property, assets or liabilities of Pacific International or BBCN, nor did it examine any individual credit files.

The projections and associated assumptions furnished to KBW and used by it in certain of its analyses were prepared by Pacific International’s senior management teams. Pacific International does not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

KBW was not asked to, and it did not, offer any opinion as to the terms of the merger agreement or the form of the merger, other than the per share merger consideration, to the extent expressly specified in KBW’s opinion. Additionally, as noted above, KBW’s opinion did not address the underlying business decision of Pacific International to engage in the merger, or the relative merits of the merger as compared to any strategic alternatives that may be available to Pacific International.

For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement with no additional payments or adjustments to the per share merger consideration;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers or modifications to the merger agreement; and

•

in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

KBW’s opinion is not an expression of an opinion as to the prices at which the BBCN common stock will trade following the consummation of the merger.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Pacific International and BBCN. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Pacific International board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Pacific International board of directors with respect to the fairness of the consideration.

The following is a summary of the material analyses presented by KBW to the Pacific International board of directors on October 21, 2012, in connection with its fairness opinion. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the Pacific International board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Pacific International to the following publicly traded Korean-American banks with assets less than $1.0 billion headquartered in California, excluding merger targets.

Saehan Bancorp	Uniti Financial Corp.
Pacific City Financial Corp.	Open Bank
Commonwealth Business Bank	US Metro Bank

To perform this analysis, KBW used financial information for the three month period ended June 30, 2012 for the selected companies, financial information for the three month period ended September 30, 2012 for Pacific International, and market price information as of October 18, 2012 for all companies. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in Pacific International’s and BBCN’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning Pacific International’s financial performance:

	Pacific International	Pacific International Comparative Group Minimum	Pacific International Comparative Group Maximum
Return on Average Assets	-1.29%	-2.54%	1.94%
Return on Average Equity	-11.97%	-16.31%	18.36%
Net Interest Margin	3.42%	2.42%	4.93%
Efficiency Ratio	106.0%	45.5%	123.5%

	Pacific International	Pacific International Comparative Group Minimum	Pacific International Comparative Group Maximum
Tangible Common Equity / Tangible Assets	7.67%	7.71%	16.37%
Total Capital Ratio	N/A	15.44%	25.60%
Loans / Deposits	107.0%	56.8%	107.7%
Loan Loss Reserves / Loans	3.21%	3.02%	4.39%
Nonperforming Assets(1) / Loans + OREO	13.78%	1.63%	14.40%
Net Charge-Offs / Average Loans(2)	4.59%	-0.09%	8.41%

(1)	Includes performing TDRs.
(2)	Annualized. Excludes covered loans from FDIC-assisted acquisitions if applicable.

KBW’s analysis showed the following concerning Pacific International’s market performance:

	Pacific International	Pacific International Comparative Group Minimum	Pacific International Comparative Group Maximum
Stock Price Performance: % of One Year High	25.0%	50.9%	100.0%
Stock Price Performance: % One Year Price Change	-74.1%	-31.7%	101.7%
Stock Price / Book Value per Share	0.23x	0.41x	1.59x
Stock Price / Tangible Book Value per Share	0.23x	0.41x	1.59x
Stock Price / LTM EPS	NM	2.5x	6.8x
Dividend Yield	0.00%	0.00%	0.00%

Using publicly available information, KBW compared the financial performance, financial condition and market performance of BBCN to the following publicly traded banks with assets between $2.5 billion and $10.0 billion headquartered in the Western region (includes the states of AK, AZ, CA, CO, HI, ID, MT, NM, NV, OR, UT, WA, and, WY), excluding merger targets.

Sterling Financial Corp.	Westamerica Bancorp.
Glacier Bancorp, Inc.	Columbia Banking System, Inc.
First Interstate BancSystem, Inc.	Banner Corp.
Western Alliance Bancorp	Hanmi Financial Corp.
CVB Financial Corp.	Wilshire Bancorp, Inc.
National Bank Holdings Corp.	CoBiz Financial Inc.
PacWest Bancorp	TriCo Bancshares

To perform this analysis, KBW used financial information for the three month period ended June 30, 2012 for the selected companies and BBCN, and market price information as of October 18, 2012 for all companies. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in Pacific International’s and BBCN’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning BBCN’s financial performance:

	BBCN	BBCN Comparative Group Minimum	BBCN Comparative Group Maximum
Return on Average Assets	1.52%	0.18%	13.74%
Return on Average Equity	9.40%	0.99%	138.72%
Net Interest Margin	5.02%	3.49%	5.88%
Efficiency Ratio	44.6%	44.4%	107.3%

	BBCN	BBCN Comparative Group Minimum	BBCN Comparative Group Maximum
Tangible Common Equity / Tangible Assets	12.55%	6.97%	17.67%
Total Capital Ratio	16.80%	12.27%	50.21%
Loans / Deposits	99.8%	43.8%	93.6%
Loan Loss Reserves / Loans	1.68%	0.87%	4.41%
Nonperforming Assets(1) / Loans + OREO	1.71%	3.17%	8.54%
Net Charge-Offs / Average Loans(2)	0.42%	-0.03%	2.67%

(1)	Includes performing TDRs.
(2)	Annualized. Excludes covered loans from FDIC-assisted acquisitions if applicable.

KBW’s analysis showed the following concerning BBCN’s market performance:

	BBCN	BBCN Comparative Group Minimum	BBCN Comparative Group Maximum
Stock Price Performance: % of One Year High	93.9%	77.6%	99.6%
Stock Price Performance: % One Year Price Change	81.7%	4.3%	115.5%
Stock Price / Book Value per Share	1.36x	0.87x	2.22x
Stock Price / Tangible Book Value per Share	1.56x	1.02x	3.02x
Stock Price / LTM EPS	16.3x	3.7x	35.5x
Dividend Yield	0.00%	0.00%	3.49%

Selected Transactions Analysis. KBW reviewed publicly available information related to selected acquisitions of banks and bank holding companies nationwide that were announced after December 31, 2010, with announced aggregate transaction values less than $25 million, and where the acquiree’s nonperforming assets / assets ratio was greater than 8.00% for the most recent fiscal quarter prior to announcement, excluding mergers of equals, terminated transactions, and bankruptcy transactions. The transactions included in the group were:

Acquiror	Acquiree
Mathias Bancshares, Inc.	Decatur State Bank
Corporate Merchant Services, Inc.	Northern Star Financial, Inc.
Bitterroot Holding Company	Ravalli County Bankshares, Inc.
SKBHC Holdings LLC	Viking Financial Services Corp.
Investors Bancorp, Inc. (MHC)	BFS Bancorp, MHC
SCJ, Inc.	Santa Lucia Bancorp
First Carolina Financial Services, Inc.	First Carolina State Bank
First General Bank	Golden Security Bancorp
North American Financial Holdings, Inc.	Green Bankshares, Inc.
Banco de Brasil, S.A.	Eurobank
Opus Bank	Cascade Financial Corp.
CBM Florida Holding Company	First Community Bank of America

Transaction multiples for the merger were derived from an offer price of $1.75 per share for Pacific International. For each transaction referred to above, KBW derived and compared, among other things, the implied ratio of price per common share paid for the acquired company to:

•	last twelve months earnings per share (“LTM EPS”) based on the latest publicly available financial statements of the acquired company prior to the announcement of the acquisition;

•	tangible book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition;

•

tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition; and

•	market premium based on the latest closing price 1-day and 1-month prior to the announcement of the acquisition.

The results of the analysis are set forth in the following table:

Transaction Price to:	BBCN / Pacific International Merger	Selected Transactions Minimum	Selected Transactions Maximum
LTM EPS	*	*	*
Tangible Book Value	0.54x	0.08x	1.09x
Core Deposit Premium	-7.3%	-9.5%	14.2%
1-Day Market Premium(1)	133.3%	-31.4%	3.5%
1-Month Market Premium(2)	59.1%	-35.7%	-11.7%

*	Not meaningful
(1)	Based on Pacific International’s stock price of $0.75 on 10/18/2012.
(2)	Based on Pacific International’s stock price of $1.10 on 9/19/2012.

No company or transaction used as a comparison in the above analysis is identical to Pacific International, BBCN or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Relative Contribution Analysis. KBW performed a relative contribution analysis that combined balance sheet, income statement and market value information of Pacific International and BBCN. The results of the analysis are set forth in the following table:

Balance Sheet(1)	BBCN Percent	Pacific International Percent
Assets	96.2%	3.8%
Gross Loans	96.1%	3.9%
Deposits	96.3%	3.7%
Tangible Common Equity	97.6%	2.4%
Net Income(2)	*	*
Market Value(3)	99.6%	0.4%
Pro Forma Ownership	99.2%	0.8%

*	Not meaningful
(1)	As of September 30, 2012 for Pacific International and June 30, 2012 for BBCN.
(2)	For the three months ended September 30, 2012 for Pacific International and June 30, 2012 for BBCN. Pacific International reported a loss.
(3)	Based on stock prices on October 18, 2012.

Financial Impact Analysis. KBW performed pro forma merger analyses that combined projected income statement and balance sheet information of Pacific International and BBCN. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of BBCN. In the course of this analysis, KBW used consensus street estimates for BBCN for 2013 (as of October 18, 2012) and used earnings estimates for Pacific International for 2013 from Pacific International management. This analysis indicated that the merger is expected to be accretive to the consensus street estimated earnings per share in 2013 for BBCN. The analysis also indicated that the merger is expected to be dilutive to tangible book value per share for BBCN and that the capital ratios for BBCN would be reduced but well capitalized. For all of the above analyses, the actual results achieved by BBCN following the merger will vary from the projected results, and the variations may be material.

Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate a range of the present values of after-tax cash flows that Pacific International could provide to equity holders through 2017 on a stand-alone basis. In performing this analysis, KBW used earnings estimates for Pacific International for 2012 to 2018 from Pacific International management, applying discount rates ranging from 11.0% to 16.0%. The range of values was determined by adding (1) the present value of projected cash flows to Pacific International shareholders from 2012 to 2017 and (2) the present value of the terminal value of Pacific International’s common stock, applying multiples ranging from 10.0 times to 14.0 times 2018 forecasted earnings. This resulted in a range of values of Pacific International from $0.83 to $1.78 per share. The discounted cash flow present value analysis is a widely used valuation methodology that relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Pacific International.

The Pacific International board of directors retained KBW as financial adviser to Pacific International regarding the merger. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, Pacific International and BBCN. As a market maker in securities KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Pacific International and BBCN for KBW’s own account and for the accounts of its customers. To the extent KBW held any such positions, it was disclosed to Pacific International.

Pacific International and KBW entered into an agreement relating to the services to be provided by KBW in connection with the merger. Pacific International agreed to pay KBW a cash fee of $100,000 concurrently with the rendering of its opinion. Pursuant to the KBW engagement agreement, Pacific International also agreed to pay KBW a cash fee of $300,000 at the time of closing of the merger. In addition, Pacific International also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention up to $30,000 and to indemnify against certain liabilities, including liabilities under the federal securities laws. During the two years preceding the date of its opinion to Pacific International, KBW has not provided investment banking and advisory services to Pacific International and have not received compensation from Pacific International. We have provided investment banking and financial advisory services to BBCN in the two years before the opinion date and have received customary compensation for such services. We currently do and may in the future provide investment banking and financial advisory services to BBCN and receive customary compensation for such services.

Interests of Directors and Executive Officers in the Merger

In considering the recommendations of the board of directors of Pacific International to vote for the proposal to adopt and approve the merger agreement, shareholders of Pacific International should be aware that members of the board of directors and executive management may be considered to have interests in the merger that may differ from those of the shareholders of Pacific International. The Pacific International board of directors was aware of these interests during their deliberations on the merits of the merger and in making their decisions to recommend to the respective shareholders of Pacific International that they vote to adopt and approve the merger agreement. These interests included:

•	rights of Pacific International executive officers and directors to indemnification and liability insurance coverage by BBCN after the merger for acts or omissions occurring prior to the merger; and

•

the fact that BBCN might, in its discretion, provide (and in some cases has provided) incentives for Pacific International employees to continue to provide services through a date certain after the data processing system conversion following the merger, although such incentives are not a condition of the merger.

Each of the chief executive officer, chief financial officer and chief operating officer of Pacific International has agreed to retention plans with BBCN to stay on for 3 months after conversion of the data systems by BBCN and will be paid the equivalent of six months of salary.

United States Federal Income Tax Consequences of the Merger

General. The following discussion sets forth the opinion of Mayer Brown LLP, counsel to BBCN, as to the material United States federal income tax consequences generally applicable to U.S. holders (as defined below) of Pacific International common stock. Neither the opinion nor this discussion addresses the tax consequences to U.S. holders of Pacific International preferred stock. Neither the opinion nor this discussion addresses any tax consequences arising under the laws of any state, local or foreign jurisdiction. The opinion and this discussion are based upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations of the U.S. Treasury Department, and court and administrative rulings and decisions in effect on the date of this document. These laws may change, possibly with retroactive effect, and any such change could affect the continuing validity of the opinion and this discussion.

For purposes of this discussion, we use the term “U.S. holder” to mean:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any of its political subdivisions;

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income, regardless of its source.

This discussion assumes that the merger will be completed in accordance with the merger agreement and as further described in this document. Further, this discussion only addresses Pacific International shareholders that hold their shares of Pacific International common stock as a capital asset within the meaning of Section 1221 of the Code. Additionally, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to a Pacific International common shareholder in light of such holder’s particular circumstances or that may be applicable if a holder is subject to special treatment under the United States federal income tax laws, including if a holder is:

•	a financial institution or insurance company;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity;

•	a mutual fund;

•	a dealer in securities or foreign currencies;

•	a trader in securities that elects the mark-to-market method of accounting for securities;

•	a Pacific International shareholder subject to the alternative minimum tax provisions of the Code;

•	a Pacific International shareholder who received Pacific International common stock through the exercise of employee stock options or through a tax-qualified retirement plan;

•	a person who has a functional currency other than the U.S. dollar;

•	a holder of options granted under any Pacific International benefit plan; or

•	a Pacific International shareholder who holds Pacific International common stock as part of a hedge, straddle or a constructive sale or conversion transaction.

If a partnership, or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Pacific International common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partners and the activities of the partnership. If you are a partner of a partnership holding Pacific International common stock, you should consult your tax advisor.

The Merger. The merger is expected to qualify as a reorganization within the meaning of Section 368(a) of the Code, although such tax-free qualification is not a condition to the consummation of the merger. If the merger so qualifies, the material United States federal income tax consequences of the merger generally applicable to the U.S. holders of Pacific International common stock should include the following:

•	no gain or loss will be recognized by BBCN or Pacific International as a result of the merger;

•

a Pacific International shareholder will not recognize gain or loss on the exchange of Pacific International common stock solely for BBCN common stock, except with respect to any cash received in lieu of issuance of a fractional share of BBCN common stock;

•

a Pacific International shareholder’s aggregate tax basis in the BBCN common stock received in the merger (including any fractional share interest deemed to be received and exchanged for cash) will equal the holder’s aggregate tax basis in the Pacific International common stock surrendered; and

•

a Pacific International shareholder’s holding period for the BBCN common stock received in the merger (including any fractional share interest deemed to be received and exchanged for cash) will include the holder’s holding period for the shares of Pacific International common stock surrendered.

Cash Instead of Fractional Shares. A Pacific International shareholder will generally recognize capital gain or loss on any cash received instead of a fractional share of BBCN common stock equal to the difference between the amount of cash received and the tax basis allocated to such fractional share. Any capital gain or loss will constitute long-term capital gain or loss if the Pacific International shareholder’s holding period in Pacific International common stock surrendered in the merger is greater than one year as of the date of the merger.

Dissenting Pacific International Shareholders. The above discussion does not apply to Pacific International shareholders who properly perfect dissenters’ rights. Any Pacific International shareholder who dissents from the merger and receives solely cash in exchange for such Pacific International common stock will generally recognize capital gain or loss equal to the difference between the amount of cash received by the dissenting Pacific International shareholder and the shareholder’s adjusted tax basis in the Pacific International common stock surrendered (generally equal the price the shareholder paid for such shares). Such capital gain or loss will be long-term capital gain or loss if the holder held the Pacific International common stock for more than one year. There are limitations on the deductibility of capital losses.

Backup Withholding. If you are a non-corporate holder of Pacific International common stock, you may be subject to information reporting and backup withholding on any cash payments received instead of a fractional share interest in BBCN common stock (or cash payments received in the case of a dissenting Pacific International shareholder). You will not be subject to backup withholding, however, if you:

•

furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to you following the completion of the merger; or

•	are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your United States federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

Taxable Acquisition. In order for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, a “continuity of interest” requirement must be satisfied. This requirement generally should be satisfied if, as is expected, the value of the BBCN common stock issued in the merger to Pacific International shareholders represents at least 40% of the value of the total consideration received by Pacific International shareholders in the merger, as determined under applicable United States Treasury regulations. In connection with the merger, certain Pacific International preferred shares issued pursuant to TARP will be converted into the right to receive payment in cash (i.e., the holders of such Pacific International preferred shares will receive cash in the merger, rather than BBCN common stock). The value of the shares of BBCN common stock received by holders of Pacific International common stock will fluctuate between the date hereof and the date of the merger. If such fluctuation were to result in Pacific International shareholders receiving BBCN common stock with an aggregate value of less than 40% of the total consideration for the transaction, then, while the determination would ultimately be based on all relevant facts and circumstances, the continuity of interest requirement might not be satisfied. Although U.S. Treasury regulations provide that in certain circumstances the “continuity of interest” requirement is tested based on the value of the applicable stock consideration on the last business day before the first date that the contract to effect the potential reorganization becomes a binding contract (the “Signing Date Rule”), those circumstances are not applicable with respect to the merger. Additionally, although the Internal Revenue Service has issued proposed United States Treasury regulations that would expand the application of the Signing Date Rule to circumstances such as those implicated by the merger, the proposed United States Treasury regulations will not be effective until they are issued in final form and, as of the date hereof, it is not possible to determine whether these regulations will be finalized in their current form or otherwise. As a result, it is unclear as of the date hereof whether the merger will qualify as a tax-free reorganization.

If the merger did not qualify as a reorganization within the meaning of Section 368(a) of the Code for the reasons discussed above or otherwise, the merger would constitute a taxable transaction to Pacific International shareholders for U.S. federal income tax purposes. As such, a Pacific International shareholder would generally recognize capital gain or loss with respect to Pacific International common stock surrendered by such shareholder equal to the difference between the shareholder’s adjusted tax basis in Pacific International common stock (generally equal to the price the shareholder paid for such shares) and the fair market value, as of the effective time of the merger, of BBCN common stock received in exchange for Pacific International shares (and the cash received in lieu of a fractional share of BBCN common stock). Such capital gain or loss will be long-term capital gain or loss if the holder held the Pacific International common stock for more than one year. There are limitations on the deductibility of capital losses. Additionally, in such event, a shareholder’s aggregate basis in the BBCN common stock so received would equal the fair market value of such common stock and such shareholder’s holding period would begin the day after the merger. A dissenting shareholder who receives cash will be required to recognize gain or loss in the same manner as described above in “—Dissenting Pacific International Shareholders”.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

Accounting Treatment

In accordance with current accounting guidance, the merger will be accounted for using the acquisition method of accounting, with BBCN being considered the acquirer based, among other factors, on the relative sizes of the two companies. Under the acquisition method of accounting, the assets and liabilities of Pacific International as of the effective time of the merger will be recorded at their respective fair values and added to those of BBCN, while the recorded assets and liabilities of BBCN will be carried forward at their recorded amounts. All identifiable intangibles of Pacific International will be recorded at fair value and included as part of the net assets acquired. To the extent that the purchase price, consisting of the fair value of the shares of BBCN stock issuable in connection with the merger, exceeds the fair value of the net assets, including identifiable intangibles, of Pacific International at the merger date, that amount will be reported as goodwill. In accordance with current accounting guidance, goodwill will not be amortized but will be evaluated for impairment annually. Identifiable intangibles will be amortized over their estimated lives. Financial statements of BBCN issued after the merger will reflect these fair values and will not be restated retroactively to reflect the historical financial position or results of operations of Pacific International.

Certain Regulatory Matters

To complete the merger, we must notify the Washington DFI and obtain prior approval from the California DFI, from the FDIC for the bank merger and from the Federal Reserve Board for the holding company merger. BBCN and Pacific International have agreed to cooperate with each other and to use all reasonable best efforts to comply promptly with applicable legal requirements to obtain required regulatory and other approvals and to complete the merger and the bank merger as soon as practicable.

Applications for approval of the bank merger by the California DFI and the FDIC have been filed with those agencies, and the required notice has been given to the Washington DFI.

There can be no assurance that the required regulatory approvals will be obtained, that such approvals will be received on a timely basis, or that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of the combined company following completion of the merger.

Federal Reserve Board Approval. Federal Reserve Board approval of the merger must be obtained under the Bank Holding Company Act of 1956, or BHCA. In reviewing merger transactions under the BHCA, the Federal Reserve Board considers, among other factors, the competitive impact of the merger. The Federal Reserve Board also considers the financial and managerial resources of the companies and their subsidiary banks and the convenience and needs of the communities to be served, as well as the companies’ compliance with money laundering laws. In connection with its review, the Federal Reserve Board provides an opportunity for public comment on the application for the merger, and it is authorized to hold a public meeting or other proceeding if it determines that such hearing or proceeding would be appropriate.

Under the Community Reinvestment Act of 1977, or CRA, the Federal Reserve Board must take into account the record of performance of each party to a merger in meeting the credit needs of the entire communities, including low- and moderate-income neighborhoods, served by the companies and their subsidiaries. As of their last respective examinations, each of BBCN Bank and Pacific International Bank was rated “satisfactory” with respect to CRA compliance.

In its discretion, the Federal Reserve Board may waive the requirement of a formal merger approval application for certain transactions that are subject to the review and approval requirements of the FDIC under the Bank Merger Act. Based on discussions with the Federal Reserve Bank of San Francisco, BBCN believes that such a waiver will be granted for the merger.

FDIC and DFI Approval. The prior approval of the FDIC under the Bank Merger Act provisions of the Federal Deposit Insurance Act and of the California DFI will be required to complete the contemplated merger of Pacific International Bank with and into BBCN Bank. In reviewing the merger of the banks, the FDIC and the California DFI will take competitive considerations into account, as well as capital adequacy, quality of management and earnings prospects, in terms of both quality and quantity.

Consent Order. On December 2, 2011, Pacific International Bank entered into a consent order with the FDIC and the Washington DFI. The consent order focuses on steps the FDIC and the Washington DFI have identified as necessary to correct deficiencies relating to risk management, levels of concentration in commercial real estate, liquidity management, problem loan management, and the allowance for loan and lease losses (“ALLL”). The consent order requires that Pacific International Bank:

•	have and retain qualified management;

•

provide 30 days’ prior notice to the FDIC and the Washington DFI of the addition of any new director, the employment of any new senior executive officer, or change in the responsibilities of any existing senior executive officer;

•	maintain its Tier 1 Leverage Ratio at no less than 10% and total risk-based capital at no less than 12%;

•	pay no dividends without the prior written consent of the FDIC and the Washington DFI;

•	formulate a written plan to reduce adversely classified assets;

•	increase the ALLL by $500,000, maintain an adequate ALLL, and develop or revise a comprehensive strategy for determining the adequacy of the ALLL;

•

develop or revise, adopt, and implement a written plan for reducing the amount of loan or other extensions of credit to borrowers in the commercial real estate concentration, and develop risk management policies in accordance with regulatory guidelines;

•	develop a written plan, approved by its board, for systematically reducing the level of nonperforming assets and/or assets listed on its watch list to an acceptable level;

•

develop or revise, adopt, and implement written lending and collection policies to provide effective guidance and control over the lending function including the administration of other real estate owned;

•	develop or revise, adopt, and implement a written liquidity and funds management policy that adequately addresses liquidity needs and appropriately reduces its reliance on non-core funding sources;

•	enhance its internal audit and control function;

•	develop, revise, and adopt a written plan to improve the oversight and function of its information technology systems; and

•	provide periodic written progress reports on steps Pacific International Bank is taking to comply with the consent order.

Agreement. On April 20, 2012, Pacific International entered into an agreement with the Federal Reserve Bank of San Francisco. Pursuant to the agreement, Pacific International agreed that:

•	it will take steps to ensure that Pacific International Bank complies with the consent order;

•

unless it has obtained the prior written consent of the Federal Reserve, it will not (i) declare or pay any dividends; (ii) take dividends or any other form of payment from Pacific International Bank representing a reduction in the capital of Pacific International Bank; or (iii) make any distributions of interest, principal or other sums on subordinated debentures or trust preferred securities;

•	unless it has obtained the prior written consent of the Federal Reserve, it will not (i) incur, increase or guarantee any debt; or (ii) purchase or redeem any of its shares;

•

it will submit to the Federal Reserve a statement of Pacific International’s planned sources and uses of cash for debt service, operating expenses and other purposes for 2012, and for each subsequent calendar year prior to the beginning of such year;

•	it will comply with applicable prior notice provisions regarding the appointment of any new director or senior executive officer;

•

within 45 days after the end of each calendar quarter following the date of the agreement, it will submit to the Federal Reserve written progress reports detailing the actions taken to secure compliance with the agreement and the results thereof; and

•	it will comply with statutory and regulatory restrictions on indemnification and severance payments.

Exchange of Pacific International Stock Certificates

Promptly after the merger is completed, if you are a holder of Pacific International common stock, the combined company’s exchange agent will mail to you a letter of transmittal form and instructions for use in surrendering your Pacific International stock certificates in exchange for the whole shares of BBCN common stock that you are entitled to receive under the merger agreement and payment in lieu of the issuance of any fractional shares of BBCN common stock that you would otherwise be entitled to receive.

DO NOT SUBMIT YOUR PACIFIC INTERNATIONAL STOCK CERTIFICATES FOR EXCHANGE UNTIL YOU RECEIVE THE TRANSMITTAL INSTRUCTIONS AND LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

Pacific International shareholders will receive statements indicating book-entry ownership of BBCN stock and may request stock certificates representing the number of full shares of BBCN stock to which they are entitled under the merger agreement. Pacific International shareholders also will receive a check in the amount of any cash payment that they are entitled to receive pursuant to the merger agreement in lieu of any fractional shares of BBCN common stock that would have been otherwise issuable to them as a result of the merger, without interest. In accordance with the merger agreement, the amount of cash payable to a Pacific International shareholder will be determined by multiplying the fractional number of shares that a shareholder would otherwise receive by the average of the daily volume-weighted average trading prices per share of BBCN common stock as reported by the NASDAQ Global Select Market for each of the 15 trading days ending on the last trading day immediately preceding the completion of the merger.

BBCN will be entitled to deduct and withhold from any consideration payable to any Pacific International shareholder such amounts as it is required to deduct and withhold under any federal, state, local or foreign tax law. If any such amounts are withheld, these amounts will be treated for all purposes of the merger as having been paid to the shareholders from whom they were withheld.

Treatment of Stock Options and Other Equity-Based Awards

As of January 1, 2013, Pacific International had outstanding stock options issued to employees for the purchase of an aggregate of 95,000 shares of Pacific International common stock that were issued pursuant to the Amended Pacific International Bancorp, Inc. 2001 Stock Option Plan. When the merger is completed, each outstanding and unexercised option to purchase Pacific International common stock will be assumed by BBCN on substantially the same terms and conditions as were applicable under the Pacific International stock option plan. Each stock option of Pacific International so assumed will be exercisable for a number of shares of BBCN common stock equal to the number of shares of Pacific International common stock that would have been issuable upon exercise of the option, multiplied by the exchange ratio (rounded down to the nearest whole share). The per-share exercise price for the BBCN common stock issuable upon exercise of each option of Pacific International assumed by BBCN will be equal to the per-share exercise price for such Pacific International stock option divided by the exchange ratio (rounded up to the nearest whole cent).

Any restriction on the exercisability of such Pacific International stock options in effect on the date of the merger agreement will continue in full force and effect, and the term, exercisability and vesting schedule of such restrictions will remain unchanged. After consummation of the merger, the surviving corporation will deliver to each holder of such Pacific International stock options a document evidencing the assumption of such stock options by the surviving corporation.

Dissenters’ Rights

In accordance with Chapter 13 of the Washington Business Corporation Act (Chapter 23B.13 of the Revised Code of Washington, the “WBCA”), Pacific International’s shareholders have the right to dissent from the merger and to receive payment in cash for the fair value of their Pacific International common stock if the merger becomes effective.

Pacific International shareholders electing to exercise dissenters’ rights must comply with the provisions of Chapter 13 of the WBCA in order to perfect their rights. The following is intended as a brief summary of the material provisions of the Washington statutory procedures required to be followed by a Pacific International shareholder in order to dissent from the merger and perfect the shareholder’s dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 13 of the WBCA, the applicable text of which is set forth in Appendix C.

A shareholder who wishes to assert dissenters’ rights must (i) deliver to Pacific International, before the vote is taken by Pacific International shareholders, notice of the shareholder’s intent to demand payment for the shareholder’s shares if the merger is effected, and (ii) not vote such shares in favor of the merger. A shareholder wishing to deliver such notice should hand deliver or mail such notice to Pacific International at the following address before the vote on the merger agreement is taken:

Pacific International Bancorp, Inc.

1155 N 130th Street

Seattle, WA 98133

or deliver such notice at the special meeting of shareholders prior to the vote being taken by Pacific International shareholders.

A shareholder who wishes to exercise dissenters’ rights generally must dissent with respect to all the shares the shareholder owns or over which the shareholder has power to direct the vote. However, if a record shareholder is a nominee for more than one beneficial shareholder, some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by delivering to Pacific International a notice of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. A beneficial shareholder may assert dissenters’ rights directly by submitting to Pacific International the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights and by dissenting with respect to all the shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

A shareholder who does not deliver a notice of the shareholder’s intent to demand payment for the fair value of the shares to Pacific International prior to the vote being taken by Pacific International shareholders will lose the right to exercise dissenters’ rights. In addition, shares must either not be voted at the special meeting or must be voted against, or must abstain from voting on, the approval of the merger agreement. Submitting a properly signed proxy card that is received prior to the vote at the special meeting (and is not properly revoked) that does not direct how the shares of Pacific International common stock represented by proxy are to be voted will, for purposes of dissenters’ rights constitute a vote in favor of the merger agreement and, therefore, a waiver of such shareholder’s statutory dissenters’ rights.

If the merger is effected, BBCN, as the surviving corporation, is required, within ten days after the effective date of the merger, to deliver a written notice to all shareholders who properly perfected their dissenters’ rights in accordance with Chapter 13 of the WBCA. Such notice must, among other things: (i) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited; (ii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received; (iii) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed merger and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date; and (iv) set a date by which BBCN must receive the payment demand, which date must be between 30 and 60 days after notice is delivered.

A shareholder wishing to exercise dissenters’ rights must timely file the payment demand and deposit share certificates as required in the notice. Failure to do so will cause such person to lose his or her dissenters’ rights.

Within 30 days after the merger occurs or receipt of the payment demand, whichever is later, BBCN is required to pay each dissenter with properly perfected dissenters’ rights BBCN’s estimate of the fair value of the shareholder’s shares, plus accrued interest from the effective date of the merger until the payment date. With respect to a dissenter who did not beneficially own Pacific International shares prior to the public announcement of the merger, BBCN may elect to withhold payment. After the effective date of the merger, however, BBCN must estimate the fair value of the shares, plus accrued interest from the effective date of the merger until the date of payment, and then send an offer to the dissenting shareholder to whom BBCN withheld payment explaining how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under Section 23B.13.280 of the WBCA. BBCN must pay the estimated fair value to dissenting shareholders that agree to accept the payment of the estimated fair value in full satisfaction of their demand for payment. In all instances in which BBCN is required to pay accrued interest on the fair value of shares, the rate of interest is generally required to be the average rate BBCN currently pays on its principal bank loans or, if none, a rate that is fair and equitable. For purposes of Chapter 13 of the WBCA, fair value with respect to dissenters’ shares means the value of the shares of Pacific International common stock immediately before the effective date of the merger, excluding any appreciation or depreciation in anticipation of the merger, unless that exclusion would be inequitable. The procedures for dissenting shareholders are as set forth in Appendix C.

In view of the complexity of Chapter 13 of the WBCA and the requirement that shareholders must strictly comply with the provisions of Chapter 13 of the WBCA, shareholders of Pacific International who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

The Merger Agreement

The following section of this document describes the material terms of the merger agreement. This summary is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated by reference and attached as Appendix A to this document. We urge you to read the full text of the merger agreement, since it, and not the following description, constitutes the agreement of BBCN and Pacific International.

Completion of the Merger

The merger will be completed when we file a certificate of merger with the Delaware Secretary of State. We may, however, agree to a later time for completion of the merger and specify that time in the certificate of merger. The closing of the merger will take place no later than the fifth business day following the satisfaction or waiver of the closing conditions in the merger agreement that are described below, unless we agree to another date.

The Bank Merger

The merger agreement requires BBCN and Pacific International to cause BBCN Bank and Pacific International Bank, respectively, to enter into a bank merger agreement. The bank merger agreement provides for the merger of Pacific International Bank with and into BBCN Bank, with such merger to be completed concurrently with or as soon as reasonably practicable after the merger of BBCN and Pacific International.

Conditions to Completion of the Merger

Conditions to Both Parties’ Obligations. We may not complete the merger unless each of the following conditions is satisfied or appropriately waived:

•

the merger agreement has been approved by the holders of two-thirds of the outstanding Pacific International common stock and Pacific International Series A Preferred Stock voting together as a class and the holders of two-thirds of the Pacific International Series A Preferred Stock voting separately as a single class;

•

there is not in effect any order, injunction or decree issued by any governmental entity or any law preventing or making illegal the consummation of the merger or any other transactions contemplated by the merger agreement;

•

all regulatory consents and approvals required under state and federal securities laws, including from the Federal Reserve Board, the FDIC, the DFI in California and the United States Treasury Department, have been obtained and are in full force and effect, and all applicable waiting periods have expired, without the imposition of any burdensome conditions. “Burdensome conditions” in the merger agreement is defined as any requirement that BBCN or its affiliates (x) dispose of any assets, licenses, operations, rights, product lines or businesses, or interests therein of BBCN, Pacific International or any of their affiliates, (y) agree to any not reasonably foreseeable, non-customary conditions or commitments or (z) agree to any material changes or restriction on, or other impairment of BBCN’s ability to own or operate, any of any such assets, licenses, operations, rights, product lines or businesses, or interests therein or BBCN’s or any of its affiliates’ ability to exercise full ownership rights with respect to the stock of the combined company;

•	the registration statement of which this document is a part has been declared effective by the SEC and is not subject to any stop order or proceedings seeking a stop order; and

•	the shares of BBCN common stock to be issued in the merger have been authorized for listing on the NASDAQ Global Select Market.

Conditions to Each Party’s Obligations. Each party’s obligation to complete the merger is also subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties of the other party must be true and correct as of the date of the merger agreement and, except for representations and warranties that speak as of an earlier date, must also be true and correct as of the closing date of the merger, subject to any exceptions that do not have, and would not, individually or in the aggregate, reasonably be expected to have, a material adverse effect on the other party;

•	the other party has performed in all material respects all obligations that it is required by the merger agreement to perform on or prior to the closing date; and

•

since the date of the merger agreement, the other party has not suffered a material adverse effect, as defined in the merger agreement (see below), although for Pacific International, deficiencies in the documentation of SBA loans will not constitute a material adverse effect unless actual losses are incurred that constitute a material adverse effect to Pacific International.

Conditions to BBCN’s Obligations. BBCN’s obligation to complete the merger is also subject to the satisfaction or waiver of the following additional conditions:

•	BBCN shall have obtained assurance satisfactory to BBCN that no regulatory restrictions will apply to BBCN as the surviving corporation or BBCN Bank as the surviving bank as a result of the merger;

•	Pacific International shall have provided a certificate as described in U.S. Treasury Regulations relating to real property holding corporations in a form reasonably satisfactory to BBCN; and

•

holders of not more than 15% of the outstanding Pacific International common stock shall have given timely notice of their intention to exercise dissenters’ rights under the Washington Business Corporation Act.

The term “material adverse effect” is defined in the merger agreement to include any fact, event, change, condition, occurrence, development, circumstance, effect or state of facts that

•

has been or could reasonably be materially adverse to the business, assets, results of operations or financial condition of the applicable party and its subsidiaries, taken as a whole, except to the extent resulting from (1) changes in generally applicable laws or laws generally applicable to banks or their holding companies, or governmental interpretation of such laws, including changes in GAAP or regulatory accounting requirements, (2) changes in the economy or financial markets generally in the

United States or (3) changes in economic, business or financial conditions generally affecting the banking industry, unless any of the foregoing has a disproportionate impact on the business, assets, results of operations or financial condition of such party compared to other comparable companies within the banking industry; or

•	prevents, materially delays or materially impairs the ability of such party to perform its obligations under the merger agreement or to complete the merger.

Shareholder Meeting

Pacific International has agreed to take all action necessary to convene a meeting of its shareholders to approve the adoption of the merger agreement as promptly as practical after the date of the merger agreement and may not postpone or adjourn such meeting except to the extent required by law. Pacific International’s obligation to hold a shareholders meeting is not affected by any acquisition proposal (as defined below) or other event or circumstance, and Pacific International may not submit any acquisition proposal to its shareholders for a vote at the shareholder meeting convened to approve the merger agreement.

Board Recommendation

The board of directors of Pacific International has undertaken in the merger agreement to recommend that the shareholders of Pacific International approve the merger agreement. The board of directors of Pacific International may not withhold, withdraw, qualify or modify (or publicly propose or resolve to do so) such recommendation in a manner adverse to BBCN, except that, prior to the approval of the merger by the shareholders of Pacific International, the board of directors of Pacific International may withhold, withdraw, qualify or modify its recommendation or otherwise declare advisable any superior proposal made after the date of the merger agreement that was not solicited, initiated, encouraged or facilitated in breach of the merger agreement if the board of directors determines in good faith that failure to do so would breach the directors’ fiduciary duties. Such change of recommendation may not be made until after at least 72 hours after Pacific International notifies BBCN of its intention to change its recommendation. In determining whether to make a change in recommendation in response to a superior proposal (as defined below) or otherwise, the board of directors must take into account any changes to the terms of the merger agreement proposed by BBCN. Any material amendment to any acquisition proposal (as defined below) is deemed to be a new acquisition proposal, including with respect to Pacific International’s obligation to provide 72 hours’ notice to BBCN and to notify BBCN within two days after the receipt of another acquisition proposal.

No Solicitation of Alternative Transactions

For purposes of the merger agreement, the term “acquisition proposal” means (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving Pacific International or any of its subsidiaries and (ii) any acquisition resulting in, or proposal or offer, which if consummated would result in, any person becoming the beneficial owner of 15% or more of the total voting power of any class of equity securities of Pacific International or those of any of its subsidiaries or 15% or more of the consolidated total assets (including equity securities of its subsidiaries) of Pacific International.

The merger agreement contains detailed provisions prohibiting Pacific International from seeking an alternative transaction to the merger. Under these “no solicitation” provisions, Pacific International has agreed not to:

•	initiate, solicit or encourage any inquires or the making of an acquisition proposal;

•	have any discussions with, or provide any information or data to, any person relating to an acquisition proposal; or

•	knowingly facilitate any effort or attempt to make an acquisition proposal.

However, before the shareholders of Pacific International approve the merger, Pacific international may:

•

provide information in response to a request by a person who has made an unsolicited bona fide written acquisition proposal for the acquisition of more than 50% of the assets or total voting power of Pacific International if such person delivers a confidentiality agreement on terms not less restrictive to the such person than those contained in the confidentiality agreement between BBCN and Pacific International and within two business days discloses such information to BBCN;

•	engage or participate in any discussions or negotiations with any person who has made such an unsolicited bona fide written acquisition proposal; or

•

after having complied with all requirements described above under “Board Recommendation” relating to a change of recommendation by the board of directors of, and the cessation of existing discussions with regard to, any acquisition proposal, approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an acquisition proposal, if, but only to the extent that:

•

prior to taking any of the actions described above, the board of directors of Pacific International determines in good faith after consultation with outside legal counsel that failure to take such action, in light of the acquisition proposal and the terms of the merger agreement, would be inconsistent with the directors’ fiduciary duties under applicable law;

•

in each such case referred to in the first and second bullets above, the board of directors of Pacific International has determined in good faith after consultation with its financial advisor and outside legal counsel that such acquisition proposal constitutes a superior proposal; and

•

in the case referred to in the third bullet above, the board of directors of Pacific International determines in good faith after consultation with its financial advisor and outside legal counsel that such acquisition proposal is a superior proposal (as defined below).

Pacific International must notify BBCN within at least two days if any inquiries, proposals or offers with respect to an acquisition proposal are received, any such information is requested, or any such discussions or negotiations are sought to be initiated or continued, including in such notice the name of such person and the material terms and conditions of any proposals or offers. After providing such notice, Pacific International must keep BBCN informed, on a current basis, of any material changes in the status and terms of any such proposals or offers and any material changes in the status of any such discussions or negotiations, including any change in Pacific International’s intentions as previously notified.

For purposes of the merger agreement, the term “superior proposal” means an unsolicited bona fide acquisition proposal that would result in any person becoming the beneficial owner of more than 50% of the assets (on a consolidated basis) or 100% of the total voting power of the equity securities of Pacific International that the board of directors of Pacific International has determined is reasonably likely to be consummated in accordance with its terms, taking into account relevant factors, and if consummated, would result in a transaction more favorable to Pacific International’s shareholders from a financial point of view than the merger.

Pacific International has agreed that it will (i) immediately terminate any activities, discussions or negotiations existing as of the date of the merger agreement with any third parties conducted before that date with respect to any acquisition proposal and (ii) promptly request each third party, if any, that executed a confidentiality agreement with such party before the date of the merger agreement in connection with the consideration of any acquisition proposal to return or destroy all confidential information or data previously furnished to such person. The parties will take no action that would cause the merger and related transactions to be subject to any “fair price,” “moratorium,” “control share acquisition” or other anti-takeover law and will take necessary steps to exempt such transactions from such laws.

Termination

The merger agreement may be terminated and the merger may be abandoned (whether before or after receipt of the approval of the Pacific International shareholders) at any time prior to the effective time of the merger:

•	by mutual consent of Pacific International and BBCN in writing approved by their respective boards of directors;

•	by either party, if the other party has suffered a material adverse effect since the date of the merger agreement;

•

by either party, if any governmental entity has denied a required regulatory consent or sought to permanently enjoin or otherwise prohibit or make illegal the consummation of the merger and related transactions;

•

by either party, if the merger is not consummated on or before June 1, 2013, which date may be extended by 90 days if the only unsatisfied condition is the receipt of required regulatory approvals, except that this termination right is not available to a party whose failure to perform its obligations is the reason the merger is not completed by that date;

•

by either party (if such party is not in material breach of any representation, warranty, covenant or other agreement in the merger agreement), if the other party has breached any of the covenants or agreements or any of its representations or warranties in the merger agreement such that such party’s closing conditions cannot be satisfied and such breach is not cured within the earlier of (i) 30 days after written notice to the breaching party and (ii) June 1, 2013 or, by its nature or timing, cannot be cured within such time period;

•

by either party, if the merger agreement is not approved at the special meeting of Pacific International shareholders or at any adjournment or postponement of such meeting, in which case (unless prohibited by regulatory authorities) Pacific International must pay within two days the out-of-pocket expenses incurred by BBCN, including attorneys’ fees, up to $100,000; and

•

by BBCN at any time prior to the time the Pacific International shareholders approve the merger if, (i) the board of directors of Pacific International has made a change of recommendation, (ii) Pacific International has materially violated its obligations with regard to acquisition proposals or (iii) at any time after receipt of an acquisition proposal, the board of directors of Pacific International has failed to reaffirm its approval or recommendation of the merger agreement and the merger as promptly as practicable (but in any event before the earlier of (x) within three business days after receipt of any written request to do so from BBCN and (y) the date of the meeting of Pacific International shareholders).

Either party that properly terminates the merger agreement on the basis of a material breach will receive $250,000 from the other party within 48 hours of delivery of notice of termination. Such payment, plus any costs of collection (including reasonable attorneys’ fees), is the sole remedy for the non-breaching party, other than specific performance.

Conduct of Business Pending the Merger

From the date of the merger agreement until the consummation of the merger, Pacific International has agreed to conduct its business as follows, except as required by applicable law and except as BBCN may consent in writing:

•	conduct its business only in the ordinary course, consistent with past practice;

•

use commercially reasonable best efforts to maintain and preserve its business organizations intact and maintain existing relations and goodwill with governmental entities, customers, suppliers, distributors, creditors, lessors, landlords, employees and business associates, to keep available the services of its and its subsidiaries’ employees and to maintain its branch network;

•

not take any action that could reasonably be expected to delay any necessary approvals of any governmental entity required for the merger and related transactions or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated by the merger agreement; and

•

pay investment banking fees, legal fees, data processing termination penalties and other normal transaction fees prior to or concurrent with the consummation of the merger and not pay any other fees or costs in excess of $150,000 that are outside Pacific International’s normal business prior to the consummation of the merger.

In addition, from the date of the merger agreement until the consummation of the merger, Pacific International will not do any of the following (in each case subject to exceptions specified in the merger agreement), except with the prior written consent of BBCN or (a) as previously disclosed in the schedules to the merger agreement, (b) as expressly permitted by the merger agreement or (c) as required by law:

•

issue, sell, encumber or pledge other than in connection with the exercise of Pacific International stock options outstanding as of the date of the merger agreement or cause any additional shares of its stock to become subject to new grants under the Pacific International stock plan or otherwise;

•	pay dividends or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its stock;

•	amend, waive any material rights under, fail to use reasonable best efforts to enforce, terminate, knowingly violate the terms of or enter into any material contracts;

•	dispose of or encumber assets except in the ordinary course of business and consistent with past practice;

•	acquire all or any portion of the assets, business, deposits or properties of any other entity;

•	amend its articles of incorporation or bylaws;

•	adopt any change in its financial or regulatory accounting practices or methods;

•	make changes to the compensation or benefits of any directors, officers, employees and other service providers;

•	hire employees with an annual rate of pay of $100,000 or more;

•	incur or guarantee any indebtedness in excess of $500,000 in the aggregate;

•	enter into any new line of business or materially change its banking and operating policies;

•	materially change its investment securities portfolio, its derivatives portfolio or its interest rate exposure;

•	settle certain litigation for $50,000 or more;

•	open, relocate or close any branch office, loan production office or other significant office or operations facility;

•	make tax-related changes, including changing any material tax election, changing its or its subsidiaries’ material method of accounting for tax purposes or settling any material tax liability;

•

merge, consolidate, restructure, reorganize or completely or partially liquidate or otherwise enter into any contracts imposing material changes or restrictions on its assets, operations or businesses;

•	create or incur any material encumbrance outside of the ordinary course of business;

•	acquire any loans through bulk purchases that are not in process as of the date of the merger agreement;

•	make any capital contributions to or investments in any person other than wholly owned subsidiaries;

•	make or authorize any capital expenditure in excess of $50,000, except as set forth in the capital budget;

•	take any action that would reasonably be expected to result in any of the conditions precedent to the merger not being satisfied; and

•	agree to take, make any commitment to take or adopt any resolutions of the board of directors for any of the foregoing.

Additional Agreements

BBCN and Pacific International have agreed to cooperate with each other and to use commercially reasonable best efforts to consummate as soon as practicable the merger, the bank merger and other related transactions. In addition, the parties have agreed to other matters relating to, among other things, consultation regarding transition matters, access to information, mutual notice of specified matters, communications with governmental authorities, public announcements and tax matters.

BBCN has the right and discretion to determine which employees will remain with the combined company following consummation of the merger and will maintain employee benefit plans and compensation opportunities that, in the aggregate, are no less favorable than the employee benefits and compensation opportunities that are generally made available to similarly situated employees of BBCN. BBCN reserves the right to amend or terminate any benefit plan pursuant to the terms of such plan and is not required to retain any employee for a fixed period following the consummation of the merger.

After the consummation of the merger, the surviving corporation shall indemnify and advance expenses as incurred (to the extent permitted under law and its certificate of incorporation and bylaws) to each present and former director and officer of Pacific International against any costs, expenses (including reasonable attorneys’ fees) or other liabilities incurred in connection with any claim, proceeding or investigation arising out of matters existing prior to consummation of the merger, including the merger and related transactions. The surviving corporation will provide directors’ and officers’ liability insurance to each present and former director and officer of Pacific International for a period of six years after the consummation of the merger with $3 million of coverage, subject to a cap on the amount of the annual premium.

Amendment, Extension and Waiver

BBCN and Pacific International may amend the merger agreement at any time before or after adoption and approval of the merger agreement by the shareholders of Pacific International. All amendments to the merger agreement must be in writing and signed by both parties.

Fees and Expenses

Whether or not the merger is completed, costs and expenses of printing and mailing this proxy statement/prospectus will be paid by Pacific International, and all filing and other fees and professional fees relating to the registration of the BBCN common stock to be issued in the merger will be paid by BBCN. All other fees and expenses incurred in connection with the merger agreement will be paid by the party incurring such fees and expenses.

Representations and Warranties

The merger agreement contains representations and warranties by Pacific International relating to, among other things:

•	corporate organization and similar corporate matters;

•	capital structure;

•	subsidiaries;

•	authorization of the merger agreement and absence of conflicts;

•	consents and approvals;

•	financial statements;

•	required consents or approvals of governmental entities;

•	real property;

•	taxes;

•	absence of certain changes;

•	no undisclosed liabilities;

•	material contracts;

•	legal proceedings;

•	compliance with applicable legal and regulatory requirements;

•	fiduciary accounts and trusts;

•	employees and company benefit plans;

•	risk management instruments;

•	agreements with regulatory agencies;

•	environmental liability;

•	loan portfolios;

•	insurance;

•	intellectual property;

•	brokers and finders; and

•	related-party transactions.

The representations and warranties of BBCN are much more limited than those made by Pacific International and relate to corporate organization, authorization of the merger, the absence of conflicts, the material completeness and accuracy of documents filed by it with the SEC, financial statements and valid listing of BBCN common stock on the NASDAQ Global Select Market.

DESCRIPTION OF BBCN CAPITAL STOCK

As a result of the merger, Pacific International shareholders will become shareholders of BBCN. Your rights as shareholders of BBCN will be governed by the Delaware General Corporation Law and the certificate of incorporation, as amended, and the amended and restated bylaws of BBCN. The following description of the material terms of BBCN’s capital stock, including the common stock to be issued in the merger, reflects the anticipated state of affairs upon completion of the merger.

General

BBCN’s authorized capital stock consists of 150,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of December 26, 2012, 78,041,511 shares of common stock, and no shares of preferred stock, were issued and outstanding. BBCN’s shares of common stock are registered under Section 12 of the Securities Exchange Act and listed for trading on the NASDAQ Global Select Market. More information is provided about BBCN’s common stock in the documents BBCN incorporates herein by reference. See “Documents Incorporated by Reference.”

BBCN Common Stock

Each share of BBCN common stock has the same relative rights as, and is identical in all respects with, each other share of BBCN common stock.

Voting Rights

Holders of BBCN common stock are entitled to one vote per share on all matters requiring shareholder action, including, but not limited to, the election of directors, and are not entitled to cumulate their votes for the election of directors.

Dividends

Holders of BBCN common stock may receive dividends when, as and if declared by the BBCN board of directors out of funds legally available for the payment of dividends, subject to any restrictions imposed by regulatory authorities and the payment of any preferential amounts to which any class of preferred stock may be entitled.

As a bank holding company, BBCN’s ability to pay dividends is affected by the ability of its subsidiaries to pay dividends to BBCN. BBCN Bank is a California state-chartered bank, regulated by the California DFI and FDIC. BBCN Bancorp is regulated by the Federal Reserve Board, the California DFI and FDIC. A California state bank may declare a dividend without the approval of the DFI as long as the total dividends declared in a calendar year do not exceed the lesser of the bank’s retained earnings and the total of its net income for the three fiscal years preceding the dividend declaration, less any dividends paid during that period. In addition to these statutory and regulatory limitations, as a matter of general bank regulatory policy the Federal Reserve Board discourages the payment of dividends on common stock by bank holding companies.

Holders of BBCN common stock are not entitled to a liquidation preference in respect of those shares. Upon liquidation, dissolution or winding up of BBCN, the holders of BBCN common stock would be entitled to share ratably in all assets remaining after the payment of all liabilities of BBCN and of all preferential amounts to which any preferred stock may be entitled.

The holders of BBCN common stock have no preemptive or other subscription rights. BBCN common stock is not subject to call or redemption.

Restrictions on Ownership of BBCN Common Stock

The Bank Holding Company Act of 1956 requires any “bank holding company” (as defined in that Act) to obtain the approval of the Federal Reserve Board prior to acquiring more than 5% of BBCN’s outstanding common stock. Any corporation or other company that becomes a holder of 25% or more of BBCN’s outstanding common stock, or 5% or more of BBCN’s common stock under certain circumstances, would be subject to regulation as a bank holding company under the Bank Holding Company Act. In addition, any person other than a bank holding company may be required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of BBCN’s outstanding common stock under the Change in Bank Control Act of 1978. Under the California Financial Code, the approval of the California DFI is required for any person to acquire control, directly or indirectly, of a California state bank or its holding company. For this purpose, a person is deemed to have acquired control of a bank or holding company if the person, directly or indirectly, has the power to vote 25% or more of the voting power of the bank or holding company or to direct or to cause the direction of the management and policies of the bank or holding company. Further, a person who directly or indirectly owns or controls 10% or more of the outstanding voting stock of a bank or holding company or other company is presumed, subject to final determination by the California DFI, to control that bank, holding company or other company.

COMPARISON OF RIGHTS OF SHAREHOLDERS OF BBCN AND PACIFIC INTERNATIONAL

The rights of Pacific International’s shareholders are currently governed by the Washington Business Corporation Act, or WBCA, and the articles of incorporation and bylaws of Pacific International. The rights of BBCN’s stockholders are currently governed by the Delaware General Corporation Law, or DGCL, and the certificate of incorporation and bylaws of BBCN. If the merger is completed, shareholders of Pacific International will become stockholders of BBCN, and their rights will be governed by the DGCL, the certificate of incorporation of BBCN and BBCN’s bylaws. Although the DGCL refers to “stockholders” and “stock” and the WBCA refers to “shareholders” and “shares,” for convenience, we may refer to all such concepts in this section or otherwise as “stockholders” and “stock,” in accordance with the DGCL terminology.

The table below summarizes material differences between the rights of Pacific International’s shareholders and those of BBCN’s stockholders pursuant to the WBCA, the DGCL and their respective constitutive documents as they are currently in effect. While BBCN and Pacific International believe that the summary table includes the material differences between the rights of their respective shareholders prior to the merger, this summary does not include a complete description of all the differences between the rights of BBCN’s stockholders and those of Pacific International’s stockholders, nor does it include a complete description of the specific rights of the respective shareholders discussed. The inclusion of differences in the rights of these shareholders in the table is not intended to indicate that all of such differences should necessarily be considered material by you or that other differences that you may consider equally important do not exist.

Preferred Stock

BBCN	Pacific International
BBCN’s certificate of incorporation authorizes the board of directors, without stockholder approval, to issue preferred stock in one or more series, to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, except that no series of preferred stock shall contain voting rights that entitle the holders to more than one vote per share of preferred stock (except for convertible preferred stock).	Pacific International’s articles of incorporation authorizes the board of directors, without stockholder approval, to issue preferred stock in one or more series, and to fix the number of shares and to determine or alter, for each such series that is wholly unissued or to be established, the voting powers, designation, preferences, limitations, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof. The U.S. Treasury Department, as holder of Pacific International’s preferred stock has certain rights that limit the rights of common stockholders. These rights include (a) payment of regular dividends in preference to any dividends payable to common stockholders, (b) a preferential right to the proceeds upon liquidation of Pacific International and (c) under certain circumstances, the right to elect two additional directors upon Pacific International’s failure to pay dividends. Although the Pacific International preferred stock generally does not have voting rights, its consent is required to effect certain corporate actions that might adversely affect the Pacific International preferred stock, including certain amendments to charter documents.

Board of Directors

BBCN	Pacific International
The board of directors of BBCN has thirteen members. The bylaws of BBCN provide that the number of directors may be no less than five and no more than 25, with the exact number to be fixed by resolution of the board of directors. The board of directors of BBCN is not divided into classes having different terms of office. Except in the case of vacancies and newly created directorships, the directors are elected by a plurality of all of the stockholders having the right to vote as a single class at an annual meeting.	The board of directors of Pacific International has seven members. The bylaws of Pacific International provide that the number of directors may be no less than five and no more than 15, with the exact number to be fixed by resolution of the board of directors. The board of directors of Pacific International is not divided into classes having different terms of office. Except in the case of vacancies and newly created directorships, the directors are elected by a plurality of all of the stockholders having the right to vote as a single class at an annual meeting. Certain rights of the holder of Pacific International preferred stock relating to the election of directors are described above under “Preferred Stock.”

Voting

BBCN	Pacific International
The DGCL provides that a corporation may provide in its certificate of incorporation for cumulative voting by stockholders in the election of directors. BBCN’s certificate of incorporation does not provide for cumulative voting by stockholders in the election of directors. Action by the stockholders, other than the election of directors, requires the vote of a majority of the shares present and entitled to vote at a meeting, except for approvals of certain matters that require the affirmative vote of a majority of the outstanding shares.	The WBCA provides that, unless otherwise provided in the articles of incorporation, shareholders have cumulative voting rights in the election of directors. Pacific International’s articles of incorporation prohibits cumulative voting by shareholders in the election of directors. Under the WBCA, a merger, consolidation or sale of substantially all of a corporation’s assets other than in the regular course of business must generally be approved by the affirmative vote of a majority of directors and two-thirds of all votes entitled to be cast by each voting group entitled to vote as a separate group. The voting rights of the holder of Pacific International’s outstanding preferred stock are described above under “Preferred Stock.”

Removal of Directors

BBCN	Pacific International
The certificate of incorporation and the bylaws of BBCN do not provide specific provisions for the removal of directors. The DGCL provides that any or all directors may be removed from office at any time, with or without cause, by the holders of at least a majority of shares then entitled to vote in the election of directors.	The articles of incorporation of Pacific International provide that the shareholders may remove one or more directors, with or without cause, at a special meeting called for the purpose of removing the director, if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director.

Vacancies on the Board of Directors

BBCN	Pacific International
BBCN’s bylaws provide that vacancies and newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the directors then in office, whether or not less than a quorum, or by a sole remaining director.	The WBCA provides that vacancies and newly created directorships resulting from an increase in the number of directors may be filled by a majority of the directors then in office, whether or not less than a quorum.

Amendment of Certificate or Articles of Incorporation

BBCN	Pacific International
BBCN’s certificate of incorporation may be amended with the approval of the board of directors and a majority of the outstanding stock entitled to vote.	The WBCA provides that the articles of incorporation may be amended in certain respects by the board of directors without shareholder approval and otherwise only with shareholder approval. Certain amendments to the charter documents of Pacific International require the consent of the holders of the Pacific International common and/or preferred stock. See “Preferred Stock” above.

Amendment of Bylaws

BBCN	Pacific International
The DGCL provides that stockholders have the power to amend the bylaws of a corporation unless the certificate of incorporation grants such power to the board of directors, in which case either the stockholders or the board of directors may amend the bylaws. BBCN’s certificate of incorporation grants power to amend bylaws to the board of directors.	The WBCA provides that shareholders have the power to amend the bylaws of a corporation unless the WBCA reserves such power, in whole or in part, to the shareholders, or unless the shareholders, in amending or repealing a bylaw, provide expressly that the board of directors may not amend or repeal that bylaw. The bylaws of Pacific International provide that the bylaws may be amended or repealed by the affirmative vote of 60% of the board of directors or by the affirmative vote of holders of a majority of shares.

Meetings of Stockholders

BBCN	Pacific International
BBCN’s bylaws provide that a special meeting of stockholders is to be held on a date, time and place determined by the board of directors. Special meetings of stockholders may be called by resolution adopted by a majority of the board of directors or by written request of stockholders owning in the aggregate 10% or more of BBCN’s outstanding common stock. The board of directors may adopt rules and regulations governing the meeting of stockholders.	Pacific International’s bylaws provide that a special meeting of shareholders is to be held in the county in which the principal office or any branch of Pacific International is located, as may be designated by the person or persons calling the meeting. Special meetings of shareholders may be called by the president, the board of directors, or holders of not less than 25% of all the shares of Pacific International entitled to vote on any issue proposed to be considered at the special meeting.

Notice of Stockholder Proposals and Director Nominations

BBCN	Pacific International
BBCN’s bylaws provide that, for stockholders to make a proposal for action or nominate a director, notice containing specified information by such stockholder must be received by BBCN not less than 100 days, nor more than 120 days, prior to the first anniversary of the immediately preceding special meeting of stockholders. If the date of the special meeting is more than 30 days before or after such anniversary date, notice by the stockholder must be received by BBCN not later than the close of business on the tenth day following the day on which notice or public announcement of the date of the meeting is first given by BBCN.	Pacific International’s articles of incorporation provide that in order for shareholders to nominate a director, notice by such shareholder must be made by notice in writing, delivered or mailed to the secretary of Pacific International not less than 60 days prior to the first anniversary of the date of the last meeting of shareholders of Pacific International called for the election of directors.

Payment of Dividends

BBCN	Pacific International
The DGCL permits the payment of dividends to stockholders only out of surplus (as defined in the DGCL) or, if there is no such surplus, net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year; provided, however, that dividends may not be paid out of net profits if, after the payment of such dividends, BBCN’s capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of BBCN’s assets.	The WBCA prohibits the payment of dividends to shareholders if, after giving it effect, Pacific International would not be able to pay its liabilities as they become due in the usual course of business; or Pacific International’s total assets would be less than the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed, if Pacific International were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The holder of Pacific International preferred shares has preferential rights to the payment of dividends to holders of common shares. See “Preferred Stock” above.

Appraisal and Dissenters’ Rights

BBCN	Pacific International
Under the DGCL, BBCN stockholders generally do not have appraisal rights because BBCN’s common stock is listed on the NASDAQ Global Select Market.	Under the WBCA, Pacific International shareholders have the right to dissent from, and obtain payment of the “fair value” of the shareholder’s shares in the event of certain corporate actions.

Indemnification and Liability Exculpation of Directors and Officers

BBCN	Pacific International
BBCN’s certificate of incorporation provides for indemnification of current and former directors and officers to the fullest extent permitted under the DGCL. BBCN’s certificate of incorporation provides that to the fullest extent permitted under the DGCL, a director of BBCN will not be liable to BBCN or its stockholders for monetary damages for breach of fiduciary duty as a director.	Pacific International’s bylaws provide for the indemnification of current and former directors and officers. Pacific International’s articles of incorporation provide that a director of Pacific International will not be liable to Pacific International or its shareholders for monetary damages for conduct as a director to the fullest extent permitted by the WBCA.

Anti-Takeover Statutes

BBCN	Pacific International
BBCN is subject to the anti-takeover provisions of Section 203 of the DGCL, which generally prohibits public corporations from engaging in significant business transactions, including mergers, with a holder of 15% or more of the corporation’s stock, referred to as an “interested stockholder,” for a period of three years after the interested stockholder becomes an interested stockholder, unless certain conditions under the DGCL are satisfied.	Pacific International is not a “target corporation” subject to the anti-takeover provisions of the WBCA because: (i) Pacific International does not have a class of voting shares registered with the Securities Exchange Commission pursuant to either Section 12 or 15 of the Securities Exchange Act of 1934; and (ii) Pacific International’s articles of incorporation have not been amended to provide that Pacific International shall be subject to the anti-takeover provisions of the WBCA.

PROPOSAL 2: ADJOURNMENT OF THE SPECIAL MEETING

If there are not sufficient votes to constitute a quorum or to adopt and approve the merger agreement at the time of our special meeting, the merger agreement cannot be adopted and approved unless our special meeting is adjourned to a later date or dates to permit further solicitation of proxies. To allow proxies that we have received at the time of our special meeting to be voted for an adjournment, if deemed necessary, we have submitted the question of adjournment to our shareholders as a separate matter for their consideration. If it is deemed necessary to adjourn the special meeting, no notice of the adjourned meeting is required to be given to our shareholders if the new date, time, or place is announced at the meeting before adjournment (unless the board of directors fixes a new record date, which it must do if the meeting is adjourned to a date more than one hundred twenty days after the date fixed for the original meeting), other than an announcement at the meeting of the place, date and time to which the meeting is adjourned.

This proposal will be approved if the votes cast in favor exceed the votes cast against it.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” PROPOSAL 2.

LEGAL MATTERS

The validity of the BBCN common stock to be issued in connection with the merger is being passed upon for BBCN by Juliet Stone, Deputy General Counsel of BBCN.

Mayer Brown LLP, counsel to BBCN, is providing an opinion regarding certain federal income tax consequences of the merger.

EXPERTS

The consolidated financial statements of BBCN Bancorp, Inc. incorporated into this document by reference to BBCN’s Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the report of Crowe Horwath LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DOCUMENTS INCORPORATED BY REFERENCE

BBCN has filed a registration statement under the Securities Act of 1933 with the SEC on Form S-4 with respect to BBCN’s common stock to be issued in connection with the merger. This document constitutes the prospectus of BBCN that was filed as part of the registration statement. Some of the information in the registration statement has not been included in this document as permitted by the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as described above.

In addition, BBCN files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document BBCN files at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may telephone the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. BBCN’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

The SEC allows BBCN to “incorporate by reference” into this document documents filed with the SEC by BBCN. This means that BBCN can disclose information to you by referring you to those documents. The information incorporated by reference, which you may regard as important, is considered to be a part of this document, and later information that BBCN files with the SEC will update and supersede that information.

BBCN incorporates by reference the documents listed below and any documents filed by BBCN under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act 1934 after the original date of filing of the registration statement in which this document is included and before the date of the special meeting of Pacific International shareholders:

The following documents filed by BBCN (SEC File Number 000-50245) with the SEC are hereby incorporated in this proxy statement/prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 13, 2012;

•	Definitive Proxy Statement for the 2012 annual meeting of stockholders, filed with the SEC on April 12, 2012;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on May 10, 2012;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed with the SEC on August 9, 2012;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed with the SEC on November 8, 2012;

•	Current Reports on Form 8-K and 8-K/A, as filed with the SEC on the following dates: March 16, March 20, June 4, June 27, September 20 and October 26, 2012; and

•

The description of BBCN common stock set forth in the registration statement on Form 8-A, filed on April 22, 2003, pursuant to Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed with the SEC for the purpose of updating this description.

You may request a copy of the documents incorporated by reference into this document. See “Where You Can Find More Information.”

Appendix A

AGREEMENT AND PLAN OF MERGER

by and among

BBCN BANCORP, INC.

and

PACIFIC INTERNATIONAL BANCORP, INC.

Dated as of October 22, 2012

-i-

(continued)

-ii-

INDEX OF DEFINED TERMS

Acquirer	Preamble
Acquirer Board	Section 4.01(b)(ii)
Acquirer Common Stock	Section 2.01(a)
Acquirer Disclosure Schedule	Section 3.01
Acquirer Plans	Section 6.03(a)
Acquirer SEC Reports	Section 4.01(c)(i)
Agencies	Section 3.02(u)(iv)
Agency	Section 3.02(u)(iv)
Agreement	Preamble
Anti-Money Laundering Laws	Section 3.02(n)(iii)
Articles of Merger	Section 1.03
Assumed Option	Section 2.03
Audited Financial Statements	Section 3.02(f)(i)
Bank Merger	Section 1.06
Bank Merger Agreement	Section 1.06
Bankruptcy and Equity Exception	Section 3.02(d)(i)
Benefit Plan	Section 3.02(q)(i)
BHCA	Section 3.02(a)(i)
Book Entry Notice	Section 2.02(b)
Burdensome Condition	Section 6.01(c)
CERCLA	Section 3.02(t)(ii)
Certificate	Section 2.01(a)
Certificate of Merger	Section 1.03
Change of Recommendation	Section 6.05(c)
Closing	Section 1.02
Closing Date	Section 1.02
Code	Recitals
Collar Price	Section 2.01(a)
Company	Preamble
Company Bank	Section 3.02(a)(ii)
Company Board	Recitals
Company Board Recommendation	Section 3.02(d)(iii)
Company Common Stock	Section 2.01(a)
Company Disclosure Schedule	Section 3.01
Company Insurance Policies	Section 3.02(v)
Company Intellectual Property	Section 3.02(w)
Company Proprietary Right	Section 3.02(l)(i)(15)
Company Reports	Section 3.02(g)(i)
Confidentiality Agreement	Section 6.02(b)
Covered Employees	Section 6.03(a)
D&O Insurance	Section 6.04(b)
Data Room	Section 3.01
Delaware Secretary	Section 1.03
DGCL	Section 1.01
DIF	Section 3.02(a)(ii)
Disclosure Schedules	Section 3.01
Dissenting Shareholders	Section 2.01(a)
Dissenting Shares	Section 2.01(a)
Effective Time	Section 1.03

-iii-

Employees	Section 5.02(h)
Environmental Laws	Section 3.02(t)(i)
ERISA	Section 3.02(q)(i)
ERISA Affiliate	Section 3.02(q)(i)
Exchange Agent	Section 2.02(a)
Exchange Ratio	Section 2.01(a)
Executive Officer	Section 5.02(h)
FDIC	Section 3.02(a)(ii)
Federal Reserve	Section 3.02(e)
Financial Statements	Section 3.02(f)(i)
Hazardous Substances	Section 3.02(t)(i)
Indemnified Parties	Section 6.04(a)
Initial Premium	Section 6.04(b)
Interim Financials	Section 3.02(f)(i)
IRS	Section 3.02(q)(ii)
Leased Real Property	Section 3.02(h)
Loans	Section 3.02(u)(i)
Market Value	Section 2.01(a)
Material Contract	Section 3.02(l)(i)
Merger	Section 1.01
OFAC	Section 3.02(n)(i)
Outside Date	Section 8.01(e)
Parties	Recitals
Party	Recitals
Per Share Merger Consideration	Section 2.01(a)
Pool	Section 3.02(u)(vii)
Post-Signing Return	Section 6.14
Preferred Stock Certificate	Section 2.01(c)
RCW	Section 3.02(a)(ii)
Regulatory Agreement	Section 3.02(s)
Related Party Contract	Section 3.02(y)(i)
Representatives	Section 6.05(a)
Required Filings	Section 6.01(a)
Requisite Regulatory Consents	Section 3.02(e)
Requisite Shareholder Approval	Section 3.02(d)(i)
SBA	Section 3.02(u)(iv)
Series A Preferred Stock	Section 2.01(c)
Share	Section 2.01(a)
Shareholders Meeting	Section 6.08
Shares	Section 2.01(a)
Surviving Corporation	Section 1.01
TARP	Section 2.01(c)
Treasury	Section 2.01(c)
VA	Section 3.02(u)(iv)
Voting Debt	Section 3.02(b)
Washington DFI	Section 3.02(e)
Washington Secretary	Section 1.03
WBCA	Section 1.01

-iv-

AGREEMENT AND PLAN OF MERGER, dated as of October 22, 2012 (this “Agreement”), by and among BBCN Bancorp, Inc., a Delaware corporation (“Acquirer”) and Pacific International Bancorp, Inc., a Washington corporation (the “Company”). Certain terms with initial capital letters used in this Agreement have the meanings indicated in Section 9.13.

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, (ii) determined that this Agreement and such transactions are fair to and in the best interests of the Company and its shareholders and (iii) resolved to recommend that the Company’s shareholders approve this Agreement.

WHEREAS, the board of directors of Acquirer has (i) approved and declared this Agreement and the transactions contemplated hereby to be advisable upon the terms and subject to the conditions set forth herein and (ii) determined that this Agreement and such transactions are fair to, and in the best interests of, Acquirer, and the shareholders of Acquirer.

WHEREAS, the Parties intend that for federal income tax purposes the Merger and the Bank Merger shall each qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

WHEREAS, the parties hereto (each, a “Party” and, collectively, the “Parties”) desire to make certain representations and warranties and document their agreements in connection with the Merger and to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, the Company shall be merged with and into Acquirer and the separate corporate existence of the Company shall thereupon cease (the “Merger”). Acquirer shall be the surviving corporation in the Merger (Acquirer in such capacity being sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of Acquirer, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger. The Merger shall have the effects specified in the Delaware General Corporation Law (the “DGCL”) and the Washington Business Corporation Act (the “WBCA”).

Section 1.02 Closing. Unless otherwise mutually agreed in writing between the Company and Acquirer, the closing for the Merger (the “Closing”) shall take place at the offices of Mayer Brown LLP, 350 South Grand Avenue, 25th Floor, Los Angeles, California, on a date (the “Closing Date”) designated by Acquirer, which shall be no later than the fifth Business Day after the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing) in accordance with this Agreement, or at such other place and time as the Parties may agree.

Section 1.03 Effective Time. In connection with the Closing, the Company and Acquirer shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) as provided in Section 251 of the DGCL, and shall concurrently cause the articles of merger (the “Articles of Merger”) specified in the WBCA to be filed with the Secretary of State of the State of Washington (the “Washington Secretary”), in such form as required by, and executed in accordance with, the relevant provisions of the WBCA. The Merger shall become effective at the time (the “Effective Time”) (i) when the Certificate of Merger and the Articles of Merger have been duly filed with the Delaware Secretary and the Washington Secretary, respectively, or (ii) at such later time as may be agreed by the Parties in writing and specified in the Certificate of Merger and Articles of Merger.

Section 1.04 Certificate of Incorporation; Bylaws. The certificate of incorporation and bylaws of Acquirer shall be the certificate of incorporation and bylaws of the Surviving Corporation, until thereafter duly amended as provided therein or by applicable Laws.

Section 1.05 Directors and Officers. The directors of Acquirer immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation. The officers of Acquirer immediately prior to the Effective Time shall be the officers of the Surviving Corporation and shall hold office until their respective successors are duly appointed and qualified, or their earlier death, resignation or removal.

Section 1.06 Bank Merger. As soon as reasonably practicable after the date hereof, Acquirer and the Company shall cause Acquirer Bank and Company Bank to enter into a bank merger agreement in substantially the form attached to this Agreement as Exhibit A (the “Bank Merger Agreement”), providing for the merger of Company Bank with and into Acquirer Bank, in which Acquirer Bank shall be the surviving banking corporation (the “Bank Merger”), in accordance with all applicable Laws and the terms of the Bank Merger Agreement concurrently with or as soon as reasonably practicable after consummation of the Merger.

ARTICLE II

EFFECT OF MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 2.01 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company or Acquirer:

(a) Company Common Stock. Subject to Section 2.02(e), each share of the common stock, no par value (the “Company Common Stock”), of the Company (each a “Share” and, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) any Excluded Shares and (ii) Shares that are owned by shareholders (“Dissenting Shareholders”) who have perfected and not effectively withdrawn a demand for appraisal rights pursuant to Chapter 23B.13 of the WBCA (“Dissenting Shares”)) shall be converted into the right to receive the fraction of a share of the common stock, par value $0.01 per share, of Acquirer (the “Acquirer Common Stock”) equal to the Exchange Ratio (the “Per Share Merger Consideration”). The “Exchange Ratio” is equal to the fraction derived by dividing $1.75 by the Collar Price, carried out to five decimal places. The “Collar Price” shall be an amount equal to the average of the daily weighted average prices of the Acquirer Common Stock on NASDAQ as reported on the NASDAQ website for each of the fifteen (15) trading days ending one (1) trading day prior to the Effective Time (“Market Value”), subject to the limitations that in the event that such weighted average price exceeds $13.00 the Collar Price shall be $13.00 and in the event such weighted average price is less than $11.50 the Collar Price shall be $11.50. At the Effective Time, each Share shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares and Dissenting Shares) shall thereafter represent only the Merger Consideration specified herein.

(b) Excluded Shares. Each Excluded Share shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist.

(c) Series A Preferred Stock. Each share of Fixed Rate Cumulative Perpetual Preferred Stock, Series A issued by the Company to the United States Department of the Treasury (the “Treasury”) in connection with the Company’s participation in the Treasury’s Troubled Asset Relief Program (“TARP”) Capital Purchase Program (the “Series A Preferred Stock”) shall be converted into the right to receive payment in cash of the sum of $1,000 plus all accrued and unpaid dividends on such share of Series A Preferred Stock. At the Effective Time, each share of the Series A Preferred Stock shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Preferred Stock Certificate”) formerly representing any of the Series A Preferred Stock shall thereafter represent only the right to receive the cash consideration specified herein.

(d) Dissenting Shares. Notwithstanding anything to the contrary contained herein, the holders of any Dissenting Shares shall be entitled only to such rights and payments as are provided by Chapter 23B.13 of the WBCA; provided, however, that if any such holder shall effectively waive, withdraw or lose such holder’s rights under Chapter 23B.13 of the WBCA, each of such holder’s Dissenting Shares shall thereupon be deemed to have been converted at the Effective Time into the right to receive the Per Share Merger Consideration, after giving effect to any required Tax withholdings as provided in Section 2.02(h), and such holder shall cease to have any other rights with respect thereto.

(e) No Effect on Acquirer Stock. The Merger shall have no effect on the shares of capital stock of Acquirer that are outstanding before the Merger, all of which shares shall remain outstanding without change after the Effective Time.

(f) Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of Acquirer Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

Section 2.02 Exchange of Certificates.

(a) Exchange Agent. At the Effective Time, Acquirer shall deposit or make available to Computershare, or to a bank or trust company designated by Acquirer and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Shares for exchange in accordance with this Article II, (i) evidence of shares in book entry form representing the shares of Acquirer Common Stock issuable pursuant to Section 2.01 in exchange for the Shares and (ii) to the extent then known, sufficient cash to pay cash in lieu of fractional shares in accordance with Section 2.02(e).

(b) Exchange Procedures. Promptly after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of Shares of record (other than holders of Excluded Shares or Dissenting Shares) (i) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.02(d)) to the Exchange Agent, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.02(d)) in exchange for evidence in customary form of the issuance of shares of Acquirer Common Stock in book entry form (a “Book Entry Notice”) representing the number of whole shares of Acquirer Common Stock into which such Shares have been converted in the Merger. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.02(d)) to the Exchange Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a Book Entry Notice evidencing that number of whole shares of Acquirer Common Stock, which such holder has the right to receive in respect of the Shares surrendered pursuant to the provisions of this Article II (after aggregation of all Shares then held by such holder) and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, the Merger Consideration to be exchanged upon due surrender of the Certificate as herein provided may be issued to the transferee if the Certificate previously representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(c) No Further Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Acquirer or the Exchange Agent for transfer, it shall be cancelled and exchanged for the Merger Consideration to which the holder of the Certificate is entitled pursuant to this Article II.

(d) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Acquirer, the posting by such Person of a bond in customary amount and upon such terms as may be required by Acquirer as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will issue a Book Entry Notice evidencing the amount of Acquirer Common Stock to which the holder of Company Common Stock is entitled pursuant to this Article II.

(e) No Fractional Shares. No certificates or scrip representing fractional shares of Acquirer Common Stock shall be issued upon the surrender for exchange of Company Common Stock, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of the Surviving Corporation. In lieu thereof, upon surrender of the applicable Company Common Stock by submission of a letter of transmittal to the Exchange Agent accompanied by the applicable Certificates, the Exchange Agent shall pay each holder of such Company Common Stock an amount in cash equal to the product obtained by multiplying (i) the fractional share interest to which such holder would otherwise be entitled by (ii) the Market Value.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the shareholders of the Company for six months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of their claim for Acquirer Common Stock, any cash in lieu of fractional shares of Acquirer Common Stock and any dividends or distributions with respect to Acquirer Common Stock.

(g) Appraisal Rights. No Person who has perfected a demand for appraisal rights pursuant to Chapter 23B.13 of the WBCA shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s right to appraisal under the WBCA. Each Dissenting Shareholder shall be entitled to receive only the payment provided by Chapter 23B.13 of the WBCA with respect to Shares owned by such Dissenting Shareholder. The Company shall give Acquirer (i) reasonably prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to shareholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under Chapter 23B.13 of the WBCA. The Company shall not, except with the prior written consent of Acquirer, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(h) Withholding Rights. Each of Acquirer and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Laws. To the extent that amounts are so withheld by Acquirer or the Surviving Corporation, as the case may be, such withheld amounts (i) shall be remitted by Acquirer or the Surviving Corporation, as applicable, to the applicable Governmental Entity, and (ii) to the extent so remitted, shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Acquirer, as the case may be.

Section 2.03 Stock Options. The Company and Acquirer shall take all actions necessary to provide that, effective as of the Effective Time, without any action on the part of the holders thereof, each outstanding Company Stock Option shall cease to represent the right to acquire shares of Company Common Stock and shall instead be converted automatically into an option to acquire shares of Acquirer Common Stock as provided below (an “Assumed Option”), and such Assumed Options will be assumed by Acquirer on substantially the same terms and conditions as were applicable under the corresponding Company Stock Options immediately prior to the Effective Time; provided, however, that after the Effective Time:

(a) each Assumed Option will be exercisable for a number of shares of Acquirer Common Stock equal to the product of (i) the number of shares of Company Common Stock that would be issuable upon exercise of the Company Stock Option outstanding immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share; and

(b) the per share exercise price for the Acquirer Common Stock issuable upon exercise of such Assumed Option will be equal to the quotient determined by dividing (i) the per share exercise price for such Company Stock Option outstanding immediately prior to the Effective Time by (ii) the Exchange Ratio, rounded up to the nearest whole cent.

Any restriction on the exercisability of such Company Stock Option in effect as of the date hereof will continue in full force and effect, and the term, exercisability, and vesting schedule of such Company Stock Option as in effect on the date hereof will remain unchanged. As soon as reasonably practicable following the Closing Date, the Surviving Corporation will deliver to each Person who holds an Assumed Option a document evidencing the foregoing assumption of such Company Stock Option by the Surviving Corporation. The Company and Acquirer will cooperate and coordinate with respect to any materials to be submitted to the holders of Company Stock Options in connection with any notice required under this Section 2.03.

Section 2.04 Series A Preferred Stock; Treasury Warrant. Acquirer will make appropriate arrangements with the Treasury prior to the Effective Time to pay to the Treasury the Merger Consideration to which the Treasury is entitled with respect to the Series A Preferred Stock owned by the Treasury and, at Acquirer’s sole election, to purchase the Treasury Warrant, in connection with or following the Closing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 3.01 Disclosure. On or prior to the date of this Agreement, the Company has delivered to Acquirer a schedule (the “Company Disclosure Schedule”) and Acquirer has delivered to the Company a schedule (the “Acquirer Disclosure Schedule,” and, together with the Company Disclosure Schedule, the “Disclosure Schedules”), setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III and Article IV, or to one or more of the Company’s or Acquirer’s covenants contained herein. The Company Disclosure Schedule may refer to and incorporate by reference information and documents contained in the electronic data room (the “Data Room”) established by the Company for the purpose of providing information and documents in connection with the transactions contemplated by this Agreement; provided, that such information and documents may only be incorporated by reference to the extent they are contained in the Data Room as of the close of business on the second day preceding the date of this Agreement and only to the extent that the specific Sections or subsections of this Agreement to which it relates are stated under appropriate captions in the Company Disclosure Schedule.

Section 3.02 Representations and Warranties of the Company. The Company represents and warrants to Acquirer that, except as Previously Disclosed:

(a) Organization, Good Standing and Qualification.

(i) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington. The Company is a bank holding company duly registered under the Bank Holding Company Act of 1956 (the “BHCA”) and meets the applicable requirements for qualification as such. The Company has all corporate power and authority to own or lease all the assets owned or leased by it and to conduct its business as it is now being conducted, except where any failure could not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company. The Company is duly licensed or qualified to do business and in good standing as a foreign corporation in all jurisdictions (1) in which the nature of the activities conducted by the Company requires such licensure or qualification and (2) in which the Company owns or leases real property, other than any failures to be so licensed or qualified that (3) would not reasonably be expected to have or result in any material adverse impact on the Company. The articles of incorporation of the Company comply with applicable Law. A true, complete and correct copy of each of the articles of incorporation and the bylaws of the Company, as amended and currently in effect, has been delivered or made available to Acquirer.

(ii) Pacific International Bank (“Company Bank”) is a wholly owned subsidiary of the Company and is a Washington state-chartered commercial bank duly organized, validly existing and in good standing under Title 30 of the Revised Code of Washington (the “RCW”). The deposit accounts of Company Bank are insured up to applicable limits (or fully insured if there is no limit) by the Deposit Insurance Fund (“DIF”), which is administered by the Federal Deposit Insurance Corporation (the “FDIC”), and no proceedings for the termination or revocation of such insurance are pending or, to the Knowledge of the Company, threatened. Company Bank has the corporate power and authority to own or lease all of the assets owned or leased by it and to conduct its business as it is now being conducted, except where any failure could not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company. Company Bank is duly licensed or qualified to do business and in good standing in all jurisdictions (1) in which the nature of the activities conducted by Company Bank requires such qualification and (2) in which Company Bank owns or leases real property, other than, in each case, such failures that would not have any material adverse impact on Company Bank. The articles of incorporation of Company Bank comply with applicable Law. A true, complete and correct copy of each of the articles of incorporation of Company Bank and the bylaws of Company Bank, as amended and currently in effect, has been delivered or made available to Acquirer.

(iii) Each of the Company’s Subsidiaries (other than Company Bank) is a corporation or other legal entity duly incorporated or duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each such Subsidiary has the corporate (or similar) power and authority to own or lease all of the assets owned or leased by it and to conduct its business in all material respects as it is now being conducted, except where any failure could not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company. Each such Subsidiary is duly licensed or qualified to do business and in good standing as a foreign corporation or other legal entity in all jurisdictions (1) in which the nature of the activities conducted by such Subsidiary requires such licensing or qualification and (2) in which such Subsidiary owns or leases real property, other than, in each case, such failures that would not have any material adverse impact on the Company. The articles or certificate of incorporation, operating or limited liability company agreement, certificate of trust or other organizational document of each such Subsidiary comply with applicable Law. A true, complete and correct copy of the articles or certificate of incorporation, operating or limited liability company agreement, or certificate of trust and bylaws (or similar governing documents) of each such Subsidiary, as amended and currently in effect, has been delivered or made available to Acquirer.

(b) Capitalization. The authorized capital stock of the Company consists of 10,000,000 shares of Company Common Stock, no par value, and 6,500 shares of Series A Preferred Stock, $0.01 par value. As of September 30, 2012, (i) 4,701,832 shares of Company Common Stock were issued and outstanding, 127,785 shares of Company Common Stock were reserved for issuance upon exercise of the Treasury Warrant, 95,000 shares of Company Common Stock were subject to outstanding stock options issued under the Company Stock Plan, 699,766 shares of Company Common Stock were reserved for future issuance upon exercise of stock options or other awards granted in the future under the Company Stock Plan and 383,716 shares of Company Common Stock were reserved for issuance under the Company Restricted Stock Plan, but no restricted stock is currently outstanding; and (ii) 6,500 shares of Series A Preferred Stock were issued and outstanding. All of the issued and outstanding shares of Company Common Stock and Series A Preferred Stock have been duly authorized and validly issued and are fully paid and nonassessable and were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the shareholders of the Company may vote (“Voting Debt”) are issued and outstanding. As of the date of this Agreement, except (i) pursuant to any cashless exercise provisions of any Company Stock Options or pursuant to the surrender of shares to the Company or the withholding of shares by the Company to cover Tax withholding obligations under the Benefit Plans and (ii) as required to satisfy obligations in respect of outstanding Company Stock Options, the Company does not have and is not bound by any outstanding subscriptions, options, calls, commitments or Contracts of any character calling for the purchase or issuance of, or securities or rights convertible into or exchangeable for, any shares of Company Common Stock or preferred stock or any other equity securities of the Company or Voting Debt or any securities representing the right to purchase or otherwise receive any shares of capital stock of the Company (including any rights plan or agreement). Section 3.02(b) of the Company Disclosure Schedule sets forth a table listing, as of the date of this Agreement, the outstanding series of trust preferred and subordinated debt securities of the Company, Company Bank and all of the Company’s other Subsidiaries, and all such information is accurate and complete.

(c) Subsidiaries. With respect to Company Bank and each of the Company’s other Subsidiaries, (i) all the issued and outstanding shares of such entity’s capital stock (or corresponding equity interests in the case of Subsidiaries that are not corporations) have been duly authorized and validly issued, are fully paid and nonassessable (except as provided by Section 30.12.180 of the RCW) and were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities, and (ii) such entity does not have and is not bound by any outstanding subscriptions, options, calls, commitments or Contracts of any character calling for the purchase or issuance of, or securities or rights convertible into or exchangeable for, any shares of such entity’s capital stock or any other equity securities or Voting Debt or any securities representing the right to purchase or otherwise receive any shares of capital stock of such entity (including any rights plan or agreement). Neither the Company nor Company Bank has received any notice relating to the assessment on the capital stock of Company Bank. Section 3.02(c) of the Company Disclosure Schedule sets forth as of the date of this Agreement (i) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary and (ii) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than (1) securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than one percent (1%) of the outstanding capital stock of such company and (2) securities held in a fiduciary capacity for the benefit of customers.

(d) Authorization and Action.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject only, with respect to the Merger, approval of this Agreement by the holders of two-thirds of the outstanding Company Common Stock and Series A Preferred Stock voting together as a single class, and the holders of two-thirds of the outstanding shares of Series A Preferred Stock voting separately as a single class (the “Requisite Shareholder Approval”). This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Acquirer, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equitable principles, regardless of whether such enforceability is considered in a proceeding in equity or at law (the “Bankruptcy and Equity Exception”).

(ii) The Company Board has received the opinion of its financial advisor, Keefe Bruyette & Woods, Inc. to the effect that, subject to the assumptions, qualifications and limitations set forth therein, as of the date of such opinion, the Per Share Merger Consideration is fair to the holders of the Shares from a financial point of view. It is agreed and understood that such opinion is solely for the benefit of the Company Board and may not be relied upon by Acquirer or any holders of capital stock of the Company.

(iii) The Company Board has duly adopted resolutions (1) determining that this Agreement and the transactions hereby are advisable, and in the best interests of the Company and its shareholders, (2) approving this Agreement and the transactions contemplated hereby and (3) recommending that the Company’s shareholders approve this Agreement (such recommendation, the “Company Board Recommendation”).

(iv) Neither the execution and delivery by the Company of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance by the Company with any of the provisions hereof, will (1) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or result in the loss to the Company or any of its Subsidiaries of any benefit or creation of any right on the part of any third party under, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any Encumbrances upon any of the material properties or assets of the Company or any of its Subsidiaries under any of the terms, conditions or provisions of (x) the certificate of incorporation or bylaws of the Company or the certificate of incorporation, charter, bylaws or other governing instruments of any of its Subsidiaries or (y) to Company’s Knowledge, any material Contract or license to which the Company or any of its Subsidiaries is a party or by which it may be bound, or to which the Company or any of its Subsidiaries or any of the properties or assets of the Company or any of its Subsidiaries may be subject, or (2) subject to compliance with the statutes and regulations referred to in Section 3.02(e), violate any Law or Order applicable to the Company or any of its Subsidiaries or any of their respective properties or assets.

(e) Consents and Approvals. Other than (i) applicable requirements of the Securities Act, the Exchange Act, and state securities and “blue sky” laws, as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) the filing of the Certificate of Merger and the Articles of Merger with the Delaware Secretary and the Washington Secretary, respectively, (iii) the filing of applications and notices with the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the FDIC, the Treasury, the State of Washington Department of Financial Institutions (the “Washington DFI”), and the State of California Department of Financial Institutions, and the receipt of approval or notice of non-objection thereto and the expiration of any related waiting periods, (iv) such approvals, indications of non-objection or agreements from applicable bank regulatory agencies and the Treasury as Acquirer shall consider necessary or advisable to enable Acquirer to make payment to the Treasury for the Series A Preferred Stock in the Merger and to purchase the Treasury Warrant, and (v) such other consents of, filings with, authorizations or approvals from and registrations with any Governmental Entity which if not obtained or made would not, individually or in the aggregate, be material to the Company and its Subsidiaries taken as a whole (clauses (iii) through (v), collectively the “Requisite Regulatory Consents”), no notice or application to or filing with, or consent or notice of non-objection of, any Governmental Entity or any other Person is necessary in connection with the Company’s execution, delivery or performance of this Agreement, and the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby. A list of all Requisite Regulatory Consents and any other regulatory consents that are required by the Company, its Subsidiaries or any of their Affiliates as of the date hereof is disclosed in Section 3.02(e) of the Company Disclosure Schedule.

(f) Financial Statements.

(i) The Company has previously made available to Acquirer copies of (1) the audited consolidated statements of financial condition of the Company and its Subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders’ equity, and of cash flows for the years ended December 31, 2010 and 2011, in each case including the related notes and accompanied by the audit report of Moss Adams LLP (the “Audited Financial Statements”), and (2) the unaudited consolidated statements of financial condition of the Company and its Subsidiaries as of June 30, 2012 and the related unaudited consolidated statements of operations, of comprehensive income, of changes in shareholders’ equity and of cash flows for the six-month period ended June 30, 2012, in each case including the related notes (the “Interim Financials” and, collectively with the Audited Financial Statements, the “Financial Statements”).

(ii) Each of the Financial Statements has been prepared in accordance with GAAP consistently applied throughout the periods covered by each such statement (except for inconsistencies in the application of GAAP described in such Financial Statements or in the notes thereto), is consistent with the books and records of the Company, and fairly presents, in all material respects, the consolidated financial condition of the Company as of the respective dates and the results of operations and cash flows of the Company for the respective periods indicated therein, as applicable, subject to, in the case of the Interim Financials (1) the absence of notes and schedules and (2) normal year-end adjustments (but only to the extent not material in the aggregate).

(iii) The books and records of the Company and its Subsidiaries in all material respects have been, and are being, maintained in accordance with applicable legal and accounting requirements and reflect only actual transactions.

(iv) Moss Adams LLP, which has expressed its opinion with respect to the consolidated financial statements of the Company for the years ended December 31, 2010 and 2011 were, to the Company’s Knowledge, as of the date of such opinion independent public accountants, within the meaning of the Code of Professional Conduct of the American Institute of Certified Public Accountants.

(g) Reports; Books and Records.

(i) Since January 1, 2011, each of the Company and each of its Subsidiaries has timely filed or furnished all material reports, registrations, documents, filings, statements and submissions, together with any amendments thereto, that it was required to file with or furnish to any Governmental Entity (the foregoing, collectively, the “Company Reports”) and has paid all material fees and assessments due and payable in connection therewith. As of their respective dates of filing or furnishing, or, if amended, as of the date of the last such amendment prior to the date of this Agreement, the Company Reports complied in all material respects with all statutes and applicable rules and regulations of the applicable Governmental Entities. As of the date of this Agreement, there are no outstanding comments from any Governmental Entity with respect to any such Company Report. With respect to all other Company Reports filed since January 1, 2009 or to be filed subsequent to the date of this Agreement and prior to the Closing, the Company Reports will be complete and accurate in all material respects as of their respective dates, or the dates of their respective amendments. Except for normal examinations conducted by a Governmental Entity in the regular course of the business of the Company and its Subsidiaries, no Governmental Entity has initiated any proceeding or, to the Knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2009. Except as set forth in Section 3.02(g) of the Company Disclosure Schedule, there are no unresolved violations set forth in any report relating to any examinations or inspections by any Governmental Entity of any of the Company and its Subsidiaries. The Company and its Subsidiaries have fully resolved all “matters requiring attention,” “matters requiring immediate attention,” “matters requiring enhancements” and similar items as identified by any such Governmental Entity.

(ii) Neither the Company nor any of its Subsidiaries is required to file periodic reports with the SEC pursuant to Sections 13 or 15(d) of the Exchange Act.

(iii) The records, systems, controls, data and information of each of the Company and each of its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or their accountants (including all means of access thereto and therefrom), except as would not reasonably be expected to have a material adverse effect on the Company’s system of internal accounting controls.

(iv) Each of the Company and each of its Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and that (1) transactions are executed in accordance with management’s general or specific authorization, (2) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (3) access to assets is permitted only in accordance with management’s general or specific authorization and (4) the recorded amount for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(h) Real Property. To the Company’s Knowledge, with respect to the real property leased or subleased to the Company or its Subsidiaries (the “Leased Real Property”), the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect, and neither the Company nor any of its Subsidiaries is in breach of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement except in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations or repudiations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and Company Bank do not own any real property, other than real estate acquired by Company Bank or a Subsidiary of Company Bank through foreclosure or by deed in lieu of foreclosure.

(i) Taxes. Except as set forth in Section 3.02(i) of the Company Disclosure Schedule, to the Company’s Knowledge: (1) each of the Company and each of its Subsidiaries has duly and timely filed (including, pursuant to applicable extensions) all Tax Returns required to be filed by it and all such Tax Returns are correct and complete; (2) each of the Company and each of its Subsidiaries has paid in full all Taxes due or made adequate provision in the financial statements of the Company (in accordance with GAAP) for any such Taxes, whether or not shown as due on such Tax Returns; (3) no deficiencies for any Taxes have been proposed, asserted or assessed, in each case in writing, against or with respect to any Taxes due by, or Tax Returns of, the Company or any of its Subsidiaries which deficiencies have not since been resolved; (4) there are no Encumbrances for Taxes upon the assets of either the Company or its Subsidiaries except for statutory Encumbrances for Taxes not yet due; (5) neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in any distribution occurring during the last two (2) years in which the parties to such distribution treated the distribution as one to which Code Section 355 is applicable; (6) neither the Company nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulations section 1.6011-4(b)(2); (7) neither the Company nor any of its Subsidiaries has engaged in a transaction of which it made disclosure to any taxing authority to avoid penalties under Section 6662(d) or any comparable provision of state, foreign or local Law; (8) neither the Company nor any of its Subsidiaries has participated in any “tax amnesty” or similar program offered by any taxing authority to avoid the assessment of penalties or other additions to Tax; (9) the Company and each of its Subsidiaries have complied in all material respects with all requirements to report information for Tax purposes to any individual or taxing authority, and have collected and maintained all material certifications and documentation in valid and complete form with respect to any such reporting obligation, including, without limitation, valid Internal Revenue Service Forms W-8 and W-9; (10) no written claim has been made within the past three (3) years by a Tax authority in a jurisdiction where the Company or any of its Subsidiaries, as the case may be, does not file Tax Returns that the Company, Bank or any of the Company’s other Subsidiaries, as the case may be, is or may be subject to Tax by that jurisdiction; (11) neither the Company nor any of its Subsidiaries has granted any currently effective waiver, extension or comparable consent regarding the application of the statute of limitations with respect to any Taxes or Tax Return that is outstanding, nor has any request for any such waiver or consent been made; (12) neither the Company nor any of its Subsidiaries has been or is in violation (or with notice or lapse of time or both, would be in violation) of any applicable Law relating to the payment or withholding of Taxes (including, without limitation, withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or any similar provisions of state, local or foreign law); (13) each of the Company and each of its Subsidiaries has duly and timely withheld from employee salaries, wages and other compensation and paid over to the appropriate taxing authority all amounts required to be so withheld and paid over under all applicable Laws; (14) no audits or investigations by any taxing authority relating to any Tax Returns of any of the Company or any of its Subsidiaries is in progress, nor has the Company or any of its Subsidiaries received written notice from any taxing authority of the commencement of any audit not yet in progress; (15) there are no outstanding and currently effective powers of attorney enabling any person or entity not a party to this Agreement to represent the Company or any of its Subsidiaries with respect to Tax matters other than its accountants or attorneys; (16) neither the Company nor any of its Subsidiaries has applied for, been granted, or agreed to any accounting method change for which it will be required to take into account any adjustment under Code Section 481 after the Closing; (17) neither the Company nor any of its Subsidiaries has undergone an “ownership change” within the meaning of Code Section 382(g); (18) neither the Company nor any of its Subsidiaries is liable for Taxes of any other Person (other than the Company or any of its Subsidiaries) pursuant to a tax indemnity, tax sharing or other similar agreement (other than pursuant to lease agreements, loan agreements, financing arrangements, commercial agreements entered into in the ordinary course of business, or Benefit Plans); (19) neither the Company nor any of its Subsidiaries has any liability for any tax under Treasury Regulations section 1.1502-6 (or any similar provision of state, local or non-United States law), as a transferee or successor, by contract or otherwise; (20) neither the Company nor any of its Subsidiaries has taken or agree to take (or failed to take or agree to take) any action or knows of any facts or circumstances that would reasonably be expected to prevent the Merger or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; and (21) Company Bank operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Treasury Regulations section 1.368-1(d).

(j) Absence of Certain Changes. Since December 31, 2011, and except as Previously Disclosed, (i) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business and consistent with past practice, (ii) the Company has not made or declared any distribution in cash or in kind to its shareholders or issued or repurchased any shares of its capital stock or other equity interests, (iii) there has been no material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries (except, in each case, as indicated in the Financial Statements or in the notes thereto), (iv) no fact, event, change, condition, development, circumstance or effect has occurred that has had, or would reasonably be expected to have, a Company Material Adverse Effect, and (v) no material default (or event which, with notice or lapse of time, or both, would constitute a material default) exists on the part of the Company or any of its Subsidiaries or, to their Knowledge, on the part of any other party, in the due performance and observance of any term, covenant or condition of any Contract to which the Company or any of its Subsidiaries is a party and which is, individually or in the aggregate, material to the financial condition of the Company and its Subsidiaries, taken as a whole.

(k) No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, or is an obligor under any guarantee, keepwell or other similar Contract (absolute, accrued or contingent) or otherwise except for (i) liabilities or obligations reflected in or reserved against in the Company’s consolidated balance sheet as of December 31, 2011 and (ii) liabilities that have arisen since

December 31, 2011 in the ordinary course of business and consistent with past practice and that have either been Previously Disclosed or would not have, individually or in the aggregate, a material adverse impact on the Company and its Subsidiaries, taken as a whole.

(l) Commitments and Contracts.

(i) The Company has provided to Acquirer or its representatives true, correct and complete copies of each Material Contract to which the Company or any of its Subsidiaries is, as of the date hereof, a party or subject. “Material Contract” means each of the following (whether written or oral):

(1) any Contract with respect to the employment or service of any current or former directors, officers, employees or consultants of the Company or any of its Subsidiaries, in each case involving an annual base salary, annual fee or other form of cash compensation, as applicable, to be paid by the Company or any of its Subsidiaries in excess of $50,000, or any Contract with a current or former director, officer or employee with change-in-control or severance or other provisions resulting in or causing the acceleration of any compensation benefit upon a change in control or termination of employment following a change in control;

(2) any Contract containing any standstill or similar agreement pursuant to which one Person has agreed not to acquire assets or securities of another Person;

(3) any Related Party Contract;

(4) any Contract (A) that restricts the ability of the Company or any of its Subsidiaries to compete in any business or geographic area or any particular medium or (B) that grants a Person other than the Company or any of its Subsidiaries “most favored nation” status or “exclusivity” or similar rights;

(5) any Contract involving the payment or receipt of royalties or similar payments of more than $25,000 in the aggregate calculated based upon the revenues or income of the Company or its Subsidiaries or income or revenues related to any product or service of the Company or any of its Subsidiaries;

(6) any Contract with a labor union or guild (including any collective bargaining agreement);

(7) any Contract which grants any person a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of the Company or any of its Subsidiaries, other than with respect to real estate acquired by Company Bank or a Subsidiary of Company Bank through foreclosure or by deed in lieu of foreclosure;

(8) any Contract (A) having as its principal subject matter the agreement of the Company or any of its Subsidiaries to indemnify any Person, (B) providing for indemnification by the Company or any of its Subsidiaries of any Person and that could reasonably be expected to result in an indemnification obligation of the Company or any of its Subsidiaries in excess of $25,000, or (C) providing for indemnification by the Company or any of its Subsidiaries of any current or former director, officer or employee of the Company or any of its Subsidiaries;

(9) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, assets that have a fair market value or purchase price of more than $25,000 or any equity interests of any Person;

(10) any indenture, mortgage, promissory note, loan agreement, guarantee, sale and leaseback agreement, capitalized lease or other agreement or commitment for the borrowing by the Company or any of its Subsidiaries of money or the deferred purchase price of property in excess of $100,000 (in either case, whether incurred, assumed, guaranteed or secured by any asset), or any Contract including provisions whereby the Company or any of its Subsidiaries is guaranteeing the obligations of or agreeing to provide financial support to or on behalf of a Person (other than to or on behalf of the Company or one of its Subsidiaries);

(11) any lease of real property that provides for annual payments of $25,000 or more;

(12) any license, franchise or similar Contract material to the business and operations of the Company and its Subsidiaries that provides for annual payments of $25,000 or more;

(13) any Contract for the purchase, sale or lease of materials, supplies, goods, services, equipment or other assets (other than those specified elsewhere in this definition) that provides for either (A) annual payments or obligations of $25,000 or more, or (B) aggregate payments or obligations of $100,000 or more;

(14) any partnership, joint venture or other similar agreement or arrangement;

(15) any Contract pursuant to which (A) the Company or any of its Subsidiaries grants a license or other right to use any registered and/or applied for Proprietary Right that is owned or purported to be owned by the Company or any of its Subsidiaries (a “Company Proprietary Right”) to a third person and (B) a third person grants a license or other right to the Company or any of its Subsidiaries to any Proprietary Rights (but excluding licenses to commercially available “click-wrap” or “shrink-wrap” software);

(16) any Contract relating to the acquisition or disposition of any material business or material assets (whether by merger, sale of stock or assets or otherwise), which acquisition or disposition is not yet complete or where such Contract contains continuing material obligations of the Company or any of its Subsidiaries;

(17) any agreement or consent decree entered into with a Governmental Entity;

(18) any Contract that provides for the imposition of any material Encumbrance on any assets of the Company.

(ii) To the Knowledge of the Company, each of the Material Contracts to which the Company or any of its Subsidiaries is a party or subject is valid and binding on the Company or its Subsidiaries, as the case may be and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not be, or would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company. To the Knowledge of the Company, there is no default under any such Contracts by the Company or its Subsidiaries, or to the Knowledge of the Company, by the other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries or to the Knowledge of the Company, by the other party thereto, in each case except as would not be, or could not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company.

(m) Litigation and Other Proceedings. Except as set forth in Section 3.02(m) of the Company Disclosure Schedule, there are no pending or, to the Knowledge of the Company, threatened, legal, administrative, arbitral or other proceedings, claims, actions, or pending or, to the Knowledge of the Company, threatened governmental or regulatory investigations of any nature (i) against the Company or any of its Subsidiaries (excluding those of the type contemplated by the following clause (ii)) which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement. To the Knowledge of the Company, there is no injunction, order, judgment, decree or regulatory restriction imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries. The representations and warranties set forth in this Section 3.02(m) shall not apply to any collection litigation or proceedings in the ordinary course related to the Company Bank’s loan portfolio that involve amounts not exceeding $500,000.

(n) Compliance with Laws.

(i) To the Knowledge of the Company, the business of each of the Company and each of its Subsidiaries has been since January 1, 2009, and is being, conducted in accordance with all material applicable Laws and written regulatory guidelines, including the Equal Credit Opportunity Act (15 U.S.C. Section 1691 et seq.), the Fair Housing Act (420 U.S.C. Section 3601 et seq.), the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act (12 U.S.C. Section 2801 et seq.), the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), Title III of the USA Patriot Act, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products and all other applicable bank secrecy laws, fair lending laws and other laws relating to discriminatory business practices and any Order issued with respect to anti-money laundering by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) and any other anti-money laundering statute, rule or regulation, except for violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and each of its Subsidiaries has all permits, licenses, franchises, authorizations, orders and approvals of, and have made all filings, applications and registrations with, Governmental Entities that are required in order to permit them to own or lease their properties and assets and to carry on their business as presently conducted. Each of the Company and each of its Subsidiaries has since January 1, 2009 complied in all material respects with and is not in default or violation in any material respect of, and none of them is, to the Knowledge of the Company, under investigation with respect to, or, to the Knowledge of the Company, has been threatened to be charged with or given notice of, any material violation of, any applicable Law or Order of any Governmental Entity. Except for statutory or regulatory restrictions of general application, no Governmental Entity has placed any material restriction on the business or properties of the Company or any of its Subsidiaries that remains in effect. Neither the Company nor any of its Subsidiaries has received any written notification or communication from any Governmental Entity (1) asserting that the Company or any of its Subsidiaries is not in material compliance with any statutes, regulations or ordinances, (2) threatening to revoke any permit, license, franchise, authorization, order or approval or (3) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, FDIC deposit insurance.

(ii) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries, nor any director, officer, employee or Affiliate of either the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, any agent or other Person acting on behalf of the Company or any of its Subsidiaries is currently subject to any sanctions administered by OFAC.

(iii) The operations of each of the Company and each of its Subsidiaries are and have been conducted at all times since December 31, 2008 in compliance with the money laundering statutes of applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable Governmental Entity (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Entity involving the Company and/or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the Knowledge of the Company, threatened.

(iv) The Company and each of its Subsidiaries that is an insured depositary institution is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of “satisfactory”

in its most recently completed exam, and the Company has no knowledge of the existence of any fact or circumstance or set of facts or circumstances which would reasonably be expected to result in the Company or any such Subsidiary having its current rating lowered.

(o) Fiduciary Accounts; Trust. Each of the Company and each of its Subsidiaries has properly administered in all material respects all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law. To the Knowledge of the Company, none of the Company, any of its Subsidiaries, or any director, officer or employee of the Company or of any of its Subsidiaries, has committed any material breach of trust or fiduciary duty with respect to any such fiduciary account. To the Knowledge of the Company, the accountings for each such fiduciary account are true and correct, and accurately reflect, in all material respects the assets of such fiduciary account.

(p) Employees. No Employees of the Company or any of its Subsidiaries are represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such Employees. No labor organization or group of Employees of the Company or any of its Subsidiaries has made a demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. The Company and its Subsidiaries are in compliance with all notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988 and any other similar applicable foreign, state, or local Laws relating to facility closings and layoffs. All independent contractors of the Company are properly classified in such capacity under applicable state and federal Law.

(q) Company Benefit Plans.

(i)(1) Section 3.02(q)(i) of the Company Disclosure Schedule sets forth a complete list of each Benefit Plan. With respect to each Benefit Plan, the Company and its Subsidiaries have complied, and are now in compliance, in all material respects, with all provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), the Code and all laws and regulations applicable to such Benefit Plan; and (2) each Benefit Plan has been administered in all material respects in accordance with its terms. “Benefit Plan” means any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA, and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program, agreement or policy sponsored, maintained or contributed to or required to be contributed to by the Company or any of its Subsidiaries or by any trade or business, whether or not incorporated, that together with the Company or any of its Subsidiaries would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA (an “ERISA Affiliate”), or to which the Company, Company Bank, any of the Company’s other Subsidiaries or any of their respective ERISA Affiliates is party, whether written or oral, in each case for the benefit of any director, former director, employee or former employee of the Company or any of its Subsidiaries. No Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside of the United States.

(ii) With respect to each material Benefit Plan and each Benefit Plan (whether or not material) that is intended to be tax-qualified under Section 401(a) or Section 501(c)(9) of the Code, the Company has heretofore delivered or made available to Acquirer true and complete copies of each of the following documents: (1) a copy of the Benefit Plan and any amendments thereto (or if the Benefit Plan is not a written plan, a description thereof); (2) a copy of the two (2) most recent annual reports and actuarial reports, if required under ERISA; (3) a copy of the most recent Summary Plan Description, if required under ERISA with respect thereto; (4) if the Benefit Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement and the latest financial statements thereof; and (5) the most recent determination letter received from the Internal Revenue Service (the “IRS”) with respect to each Benefit Plan intended to qualify under Section 401 of the Code.

(iii) Except as set forth in Section 3.02(q)(iii) of the Company Disclosure Schedule, no claim has been made, or to the Knowledge of the Company threatened, against the Company or any of its Subsidiaries related to any Benefit Plan, including, without limitation, any claim related to the purchase of employer securities or to expenses or fees paid under any defined contribution pension plan other than ordinary course claims for benefits.

(iv) No Benefit Plan is subject to Title IV of ERISA or described in Section 3(37) of ERISA, and none of the Company, any of its Subsidiaries or any of their ERISA Affiliates has at any time within the past six (6) years sponsored or contributed to, or has or had within the past six (6) years any liability or obligation in respect of, any plan subject to Title IV or described in Section 3(37) of ERISA. The Company has not incurred any current or projected liability in respect of post-retirement health, medical or life insurance benefits for the Employees, except as required to avoid an excise tax under Section 4980B of the Code or comparable state benefit continuation laws. The Company or its Subsidiaries may amend or terminate any Benefit Plan that provides for retiree medical or life benefits at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(v) Each Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code and the related trust have received a favorable determination letter from the IRS as to qualification of the Benefit Plan under Section 401(a) of the Code and exemption of the related trust from taxation under Section 501(a) of the Code that has not been revoked, and, to the Company’s Knowledge, no circumstances exist and no events have occurred that could reasonably be expected to adversely affect the qualified status of any such Benefit Plan or the tax exempt status of the related trust. To the extent any Benefit Plan is required to be funded under ERISA or the Code, it is so funded and all contributions required to be made by applicable law have been timely made.

(vi) None of the Company, any of its Subsidiaries, any Benefit Plan, any trust created under any Benefit Plan, or any trustee or administrator of any Benefit Plan has engaged in a transaction in connection with which the Company or any of its Subsidiaries, any plan, any such trust, or any trustee or administrator thereof, or any party dealing with any plan or any such trust could reasonably be expected to be subject to either a material civil penalty assessed pursuant to Sections 409 or 502(i) of ERISA or a material tax imposed pursuant to Sections 4975 or 4976 of the Code.

(vii) To the Company’s Knowledge, each Benefit Plan and each Material Contract described in Section 3.02(l)(i)(1) that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance has (1) between January 1, 2005 and December 31, 2008, been operated in all material respects in good faith compliance with Section 409A of the Code and Notice 2005-01 and (2) since January 1, 2009 (or such later date permitted under applicable guidance), been operated in compliance with, and is in documentary compliance with, in all material respects, Section 409A of the Code and IRS regulations and guidance thereunder. All Company Options granted by the Company or any of its Subsidiaries to any current or former employee or director have been granted with a per share exercise price at least equal to the fair market value of the underlying stock on the date the Company Stock Option was granted, within the meaning of Section 409A of the Code and associated Treasury Department guidance.

(viii) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby will, either alone or in conjunction with any other event, (1) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former employee, officer or director of the Company or any of its Subsidiaries under any Benefit Plan or otherwise, (2) increase any benefits otherwise payable under any Benefit Plan or any Material Contract described in Section 3.02(l)(i)(1), (3) result in any acceleration of the time of payment or vesting of any such benefits, (4) require the funding or increase in the funding of any such benefits or (5) result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Benefit Plan or related trust or any Material Contract described in Section 3.02(l)(i)(1). Neither the Company nor any of its Subsidiaries has taken, or permitted to be taken, any action that required, and no circumstances exist that will require the funding, or increase in the funding, of any benefits, or will result, in any limitation on the right of the Company or any of its Subsidiaries to amend, merge or terminate any Benefit Plan or receive a reversion of assets from any Benefit Plan or related trust.

(r) Risk Management Instruments. Since January 1, 2011, all derivative instruments, including, swaps, caps, floors and option Contracts, whether entered into for the account of the Company or any of its Subsidiaries or for the account of a customer of the Company or any of its Subsidiaries, were entered into (i) only in the ordinary course of business and consistent with past practice, (ii) in accordance with prudent banking practices and in all material respects with all applicable Laws and with the rules, regulations and policies of applicable Governmental Entities, and (iii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of the Company or one of its Subsidiaries, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party thereto, is in breach of any of its material obligations under any such Contract or arrangement. The financial position of the Company and any of its Subsidiaries, as applicable, on a consolidated basis under or with respect to each such derivative instrument has been reflected in its books and records and the books and records of such Subsidiaries in accordance with GAAP consistently applied.

(s) Agreements with Regulatory Agencies. Except as set forth in Section 3.02(s) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is subject to any cease-and-desist order or other enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any capital directive by, or has adopted any board resolutions at the request of, any Governmental Entity (each type of item referred to in this sentence, a “Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised in writing, or, to the Knowledge of the Company, orally, since January 1, 2009 by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Regulatory Agreement. The Company and each Subsidiary are in compliance in all material respects with each Regulatory Agreement to which it is a party or subject, and since January 1, 2009 neither the Company nor any of its Subsidiaries has received any notice from any Governmental Entity indicating that either the Company or any of its Subsidiaries is not in compliance in all material respects with any such Regulatory Agreement. Without limiting the foregoing, each of the Company and each of its Subsidiaries, to the Knowledge of the Company, is and has been in compliance in all respects with the standards of conduct set forth in the Consent Order, dated December 2, 2011, issued by the FDIC and the Washington DFI except as set forth in Section 3.02(s) of the Company Disclosure Schedule.

(t) Environmental Liability.

(i) The Company and its Subsidiaries have at all times, and at the Closing Date will have, complied in all material respects with all Laws, regulations, ordinances, requirements of any Governmental Entity, and orders relating to public health, safety or the environment (“Environmental Laws”), including all laws, regulations, ordinances and orders relating to releases, discharges, emissions or disposals to air, water, land or groundwater, to the withdrawal or use of groundwater, to the use, handling or disposal of polychlorinated biphenyls, asbestos, mold or urea formaldehyde, to the treatment, storage, disposal or management of, or to exposure to, any substance regulated pursuant to any Environmental Law, including any hazardous substances, pollutants, contaminants, toxic, hazardous or other controlled, prohibited or regulated substances (“Hazardous Substances”).

(ii) In addition, and irrespective of such compliance, (and to its Knowledge with respect to any real estate acquired by Company Bank or a Subsidiary of Company Bank through foreclosure or by deed in lieu of foreclosure) neither the Company nor any of its Subsidiaries is subject to any liability for any exposure to any Hazardous Substance or any contamination, environmental remediation or clean-up obligations pursuant to any Environmental Law including any liability under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), or the Resource Conservation and Recovery Act of 1976, in each case which liability, individually or in the aggregate, would reasonably be expected to have a material impact on the consummation of the transactions contemplated by this Agreement.

(iii) There are no legal, administrative, arbitral or other proceedings, claims, actions or notices of any nature seeking to impose, or that would reasonably be expected to result in the imposition of, on the Company or any of its Subsidiaries, any liability or obligation of the Company or any of its Subsidiaries with respect to any Environmental Law. There is no private or governmental, environmental health or safety investigation or remediation activity of any nature arising under any Environmental Law pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any property in which the Company or any of its Subsidiaries has taken a security interest, to the Knowledge of the Company there is no reasonable basis for, or circumstances that would reasonably be expected to give rise to, any such proceeding, claim, action, investigation or remediation; and neither the Company nor any of its Subsidiaries is subject to any agreement, letter or memorandum or Order by or with any Governmental Entity or any indemnity or other Contract with any third party that would reasonably be expected to impose any such environmental obligation or liability.

(iv) To the Company’s Knowledge, no property currently or formerly owned or operated by the Company or any of its Subsidiaries was contaminated with any Hazardous Substance during or prior to such period of ownership or operation in a manner that would result in any liability that could reasonably be expected to have, individually or in the aggregate, a material impact on the Company or any of its Subsidiaries, taken as a whole, or a material impact on the consummation of the transactions contemplated by this Agreement.

(v) The Company has made available to Acquirer copies of all material environmental reports, studies, assessments, sampling data and other material environmental documents in its possession as of the date hereof relating to the Company, its Subsidiaries or their current or former properties and properties in which the Company or any of its Subsidiaries has taken a security interest having a book value in excess of $500,000.

(vi) Each of the Company and each of its Subsidiaries complies with all FDIC guidelines concerning environmental due diligence and risk management in lending, loan administration, workout and foreclosure activities including FDIC Bulletin FIL-14-93, and update FIL-98-2006.

(u) Loan Portfolio.

(i) Except as set forth in Section 3.02(u)(i) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to any written or oral (1) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), under the terms of which the obligor was, as of June 30, 2012, over 90 days delinquent in payment of principal or interest or, to the Knowledge of the Company, in default of any other material provision or (2) Loan with any director, executive officer or five percent or greater shareholder of the Company or any of its Subsidiaries, or to the Knowledge of the Company, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Section 3.02(u)(i) of the Company Disclosure Schedule sets forth (1) all of the Loans of the Company or any of its Subsidiaries that as of June 30, 2012 were classified by the Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,”

“Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan as of June 30, 2012 and the identity of the borrower thereunder (and since January 1, 2011 there have been no such classifications by any Governmental Entity that are not so classified by the Company), (2) by category of Loan (i.e., commercial, consumer, or other commonly used category designation), all the other Loans of the Company or any of its Subsidiaries that as of June 30, 2012 were classified as such, together with the aggregate principal amount of and aggregate accrued and unpaid interest on such Loans by category as of June 30, 2012, and (3) each asset of the Company that as of June 30, 2012 was classified as “Other Real Estate Owned” and the book value thereof.

(ii) Each Loan of the Company or any of its Subsidiaries in original principal amount in excess of $5,000 (1) is evidenced by notes, Contracts or other evidences of indebtedness that are true, genuine and what they purport to be, (2) to the extent secured, has been secured by valid Encumbrances which have been perfected and (3) to the Knowledge of the Company, is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(iii) Except as set forth in Section 3.02(u)(iii) of the Company Disclosure Schedule, none of the Contracts pursuant to which the Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein, or entitle the buyer of such Loans or pools of Loans or participations in Loans or pools of Loans or any other Person to pursue any other form of recourse against the Company or its Subsidiaries. Since January 1, 2009, there has not been any claim made by any such buyer or other Person for repurchase or other similar form of recourse against the Company or any of its Subsidiaries.

(iv) Each of the Company and each of its Subsidiaries, as applicable, is approved by and is in good standing: (1) as a supervised mortgagee by the Department of Housing and Urban Development to originate and service Title I FHA mortgage Loans; (2) as a GNMA I and II Issuer by the Government National Mortgage Association; (3) by the Department of Veteran’s Affairs (“VA”) to originate and service VA Loans; (4) as a seller/servicer by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation to originate and service conventional residential mortgage Loans; and (5) by the Small Business Administration (“SBA”) to originate and service SBA Loans (each such entity being referred to herein as an “Agency” and, collectively, the “Agencies”).

(v) Except as set forth in Section 3.02(u)(v) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is now nor has it ever been since January 1, 2009 subject to any fine, suspension, settlement or other Contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Agency relating to the origination, sale or servicing of mortgage, SBA or consumer Loans. Neither the Company nor any of its Subsidiaries has received any notice, nor does it have any reason to believe as of the date of this Agreement, that any Agency proposes to limit or terminate the underwriting authority of the Company or any of its Subsidiaries or to increase the guarantee fees payable to any such Governmental Entity or Agency.

(vi) Each of the Company and each of its Subsidiaries is and has been in compliance in all material respects since January 1, 2008 with all applicable federal, state and local Laws, rules and regulations, including the Truth-In-Lending Act and Regulation Z, the Equal Credit Opportunity Act and Regulation B, the Real Estate Settlement Procedures Act and Regulation X, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, any regulations promulgated by the Consumer Financial Protection Bureau, SAFE Mortgage Licensing Act of 2008, the Small Business Investment Act of 1958, and all Agency and other investor and mortgage insurance company requirements, relating to the origination, sale and servicing of mortgage and consumer Loans.

(vii) To the Knowledge of the Company, each Loan included in a pool of Loans originated, acquired or serviced by the Company or any of its Subsidiaries (a “Pool”) meets all eligibility requirements (including all applicable requirements for obtaining mortgage insurance certificates and loan guaranty certificates) for inclusion in such Pool. All such Pools have been finally certified or, if required, recertified in accordance with all applicable laws, rules and regulations, except where the time for certification or recertification has not yet expired. To the Knowledge of the Company, no Pools have been improperly certified, and no Loan has been bought out of a Pool without all required approvals of the applicable investors.

(v) Insurance. To the Company’s Knowledge, each of the Company and each of its Subsidiaries maintains, and has maintained for the two years prior to the date of this Agreement, insurance underwritten by insurers that, to the Company’s Knowledge, are of recognized financial responsibility, of the types and in the amounts that the Company and its Subsidiaries reasonably believe are adequate for their respective businesses, including insurance covering all real and personal property owned or leased by the Company or any of its Subsidiaries against theft, damage, destruction, acts of vandalism and all other risks customarily insured against, with such deductibles as are customary, to the Company’s Knowledge, for companies in the same or similar business. True, correct and complete copies of all policies and binders of insurance currently maintained in respect of the assets, properties, business, operations, employees, officers or directors of the Company and its Subsidiaries, excluding such policies pursuant to which the Company, any of its Subsidiaries or an Affiliate of any of them acts as the insurer and which are identified with respective expiration dates on Section 3.02(v) of the Company Disclosure Schedule (collectively, the “Company Insurance Policies”), and all written correspondence relating to any material claims made since December 31, 2011 under the Company Insurance Policies, have been previously made available to Acquirer. To its Knowledge, all of the Company Insurance Policies are in full force and effect, the premiums due and payable thereon have been or will be timely paid through the Closing Date, and there is no breach or default (and no condition exists or event has occurred which, with the giving of notice or lapse of time or both, would constitute such a breach or default) by the Company or any of its Subsidiaries under any of the Company Insurance Policies or, to the Knowledge of the Company, by any other party to the Company Insurance Policies, except for any such breach or default that would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has received any written notice of cancellation or non-renewal of any such Company Insurance Policy nor, to the Knowledge of the Company, is the termination of any such policies threatened.

(w) Intellectual Property. To the Company’s Knowledge, the Company and its Subsidiaries own or otherwise have a valid license to use all trademarks, service marks and trade names (including any registrations or applications for registration of any of the foregoing) (collectively, the “Company Intellectual Property”) necessary to carry on their business substantially as currently conducted, except where such failures to own or validly license such Company Intellectual Property would not, individually or in the aggregate, reasonably be materially adverse to the Company. Neither the Company nor any such Subsidiary has received any notice of infringement of or conflict with, and to the Knowledge of the Company, there are no infringements of or conflicts with, the rights of others with respect to the use of any Company Intellectual Property which would, individually or in the aggregate, reasonably be materially adverse to the Company.

(x) Brokers and Finders. None of the Company, any of its Subsidiaries or any of their respective officers, directors, employees or agents has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for the Company or any of its Subsidiaries, in connection with this Agreement or the transactions contemplated hereby, except that the Company has employed Keefe Bruyette & Woods, Inc. as its financial advisor in connection therewith.

(y) Related Party Transactions.

(i) Except as set forth in Section 3.02(y)(i) of the Company Disclosure Schedule or as part of the normal and customary terms of an individual’s employment or service as a director, neither the Company nor any of its Subsidiaries is party to any extension of credit (as debtor, creditor, guarantor or otherwise), Contract for goods or services, lease or other Contract with any (1) Affiliate, (2) insider or related interest of an insider, (3) shareholder owning five percent (5%) or more of the outstanding Common Stock or related interest of such a shareholder or (4) employee who is not an executive officer (other than credit and consumer banking transactions in the ordinary course of business) (each, a “Related Party Contract”). For purposes of the preceding sentence, the terms “insider,” “related interest,” and “executive officer” shall have the meanings assigned in the Federal Reserve’s Regulation O.

(ii) Each of the Company, Bank and each of the Company’s other Subsidiaries is in compliance with, and has since December 31, 2006, complied with, Sections 23A and 23B of the Federal Reserve Act, its implementing regulations, and Federal Reserve Board Regulation O.

(z) Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement or otherwise used in the solicitation of shareholders of the Company to approve this Agreement and the transactions contemplated hereby will, at the time the Proxy Statement is mailed to the shareholders of the Company or otherwise used or at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ACQUIRER

Section 4.01 Representations and Warranties of Acquirer. Acquirer hereby represents and warrants to the Company, that, except as Previously Disclosed:

(a) Organization, Good Standing and Qualification.

(i) Acquirer is duly organized, validly existing and in good standing under the laws of State of Delaware. Acquirer is a bank holding company duly registered under the BHCA and meets the applicable requirements for qualification as such. Acquirer has all corporate power and authority to own or lease all the assets owned or leased by it and to conduct its business as it is now being conducted. Acquirer is duly licensed or qualified to do business and in good standing as a foreign corporation in all jurisdictions (i) in which the nature of the activities conducted by Acquirer requires such licensure or qualification and (ii) in which Acquirer owns or leases real property, other than any failures to be so licensed or qualified that (iii) would not reasonably be expected to have or result in any material adverse impact on Acquirer. The articles of incorporation of Acquirer comply with applicable Law. A true, complete and correct copy of each of the certificate of incorporation and the bylaws of Acquirer, as amended and currently in effect, has been delivered or made available to the Company.

(ii) Acquirer Bank is a commercial bank, duly organized, validly existing and in good standing under the Laws of the State of California and engages only in activities permitted by Law. Acquirer Bank (1) has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as it is currently being conducted (including all requisite authority to operate outside California where applicable) and (2) is in good standing and is duly qualified to do business in each jurisdiction in which the character of its properties owned or held under lease or the nature of its business makes such qualification necessary. Acquirer Bank’s deposit accounts are insured by the FDIC to the fullest extent permitted under applicable Law.

(b) Authorization.

(i) No vote of holders of capital stock of Acquirer is necessary to approve this Agreement and the Merger and the other transactions contemplated hereby, including under any applicable Law or the requirements of any stock exchange. Acquirer has all requisite corporate power and authority and has taken all corporate action necessary to execute, deliver and perform its obligations under this Agreement, and to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by Acquirer and, assuming due authorization, execution and delivery by the Company, is a valid and binding agreement of Acquirer, enforceable against Acquirer in accordance with its terms, subject to the Bankruptcy and Equity Exception. No other corporate proceedings are necessary for the execution and delivery by Acquirer of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated hereby.

(ii) Acquirer’s board of directors (the “Acquirer Board”) has received the opinion of its financial advisor, Raymond James Financial, Inc. to the effect that, subject to the assumptions, qualifications and limitations set forth therein, as of the date of such opinion, the Per Share Merger Consideration is fair to the holders of Acquirer Common Stock from a financial point of view. It is agreed and understood that such opinion is for the benefit of the Acquirer Board only and may not be relied upon by the Company or its shareholders or by any holders of capital stock of Acquirer.

(iii) The Acquirer Board has adopted resolutions (1) determining that this Agreement and the transactions hereby are advisable, and in the best interests of Acquirer and its shareholders and (2) approving this Agreement and the transactions contemplated hereby.

(iv) Neither the execution and delivery by Acquirer of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance by Acquirer with any of the provisions hereof, will (1) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or result in the loss to Acquirer or any of its Subsidiaries of any benefit or creation of any right on the part of any third party under, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any Encumbrances upon any of the material properties or assets of Acquirer or any of its Subsidiaries under any of the terms, conditions or provisions of (x) the certificate of incorporation or bylaws of Acquirer or the articles of incorporation, charter, bylaws or other governing instruments of any of its Subsidiaries or (y) any material Contract or license to which Acquirer or any of its Subsidiaries is a party or by which it may be bound, or to which Acquirer or any of its Subsidiaries or any of the properties or assets of Acquirer or any of its Subsidiaries may be subject, or (2) violate any Law or Order applicable to Acquirer or any of its Subsidiaries or any of their respective properties or assets.

(c) Acquirer SEC Reports.

(i) Acquirer has filed all forms, reports, and documents required to be filed by it with the SEC since December 31, 2011. Except to the extent available in full without redaction on the SEC’s website through EDGAR two days prior to the date of this Agreement, Acquirer has delivered to the Company copies in the form filed with the SEC (including the full text of any document filed subject to a request for confidential treatment) of all forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company) filed by the Acquirer with the SEC since December 31, 2011 (such forms, reports, registration statements, and other documents, whether or not available through EDGAR, are collectively referred to herein as the “Acquirer SEC Reports”).

(ii) Each of the Acquirer SEC Reports (1) as of the date of the filing of such report, complied as to form with the requirements of the Securities Act and the Exchange Act, and the rules and regulations thereunder, and (2) as of its filing date (or, if amended or superseded by a subsequent filing prior to the date hereof, on the date of such filing) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) NASDAQ Listing and Compliance. The outstanding shares of Acquirer Common Stock are listed for trading on the NASDAQ. Acquirer is, and since December 31, 2011 has been, in compliance with the applicable listing rules and corporate governance rules and regulations of NASDAQ.

(e) Acquirer Financial Statements. Each of the financial statements (including, in each case, the notes thereto) of Acquirer contained or incorporated by reference in the Acquirer SEC Reports complied with the rules and regulations of the SEC as of the date of the filing of such reports, was prepared in accordance with GAAP and fairly presents the financial condition and the results of operations, changes in shareholders’ equity, and cash flows of Acquirer and its Subsidiaries as of the dates of and for the periods referred to in such financial statements, subject in the case of interim financial statements to (i) the omission of notes to the extent permitted by Regulation S-X and (ii) normal, recurring year-end adjustments. The financial statements of Acquirer referred to in this Section 4.01(e) reflect the consistent application of such accounting principles throughout the periods involved, except as disclosed in the notes to such financial statements.

(f) Brokers and Finders. Except that Acquirer has employed Raymond James Financial, Inc. to provide its opinion to the Acquirer Board regarding the fairness of the Merger to Acquirer from a financial point of view, none of Acquirer, its Affiliates or any of their respective officers, directors, employees or agents has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for Acquirer, in connection with this Agreement or the transactions contemplated hereby that will require any payment by the Company.

(g) Certain Information. None of the information provided in writing by, and relating to Acquirer or Acquirer Bank or any of their respective Subsidiaries included in any registration statement or proxy statement contemplated under this Agreement will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that information provided as of a later date shall be deemed to modify information provided as of an earlier date.

(h) Stock Validity. At the Effective Time, the Acquirer Stock issued in connection with the Merger will be duly authorized and validly issued and fully paid and nonassessable, subject to an effective registration statement with the SEC, freely tradeable without any restrictions, and not subject to any preemptive rights to subscribe for or purchase securities.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.01 Conduct of Businesses Prior to the Effective Time. Except as required by applicable Law, or with the prior written consent of Acquirer, during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, (a) conduct its business only in the ordinary course, consistent with past practice, (b) use commercially reasonable best efforts to maintain and preserve its business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, landlords, Employees and business associates, to keep available the services of its and its Subsidiaries’ Employees and to maintain its branch network, (c) not take any action that could reasonably be expected to delay the receipt by the Company or Acquirer of any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby and (d) pay investment banking fees, legal fees, data processing termination penalty and other normal transaction fees prior to or concurrent with the Effective Date, and not pay any other fees or costs in excess of $150,000 that are outside the Company’s normal business prior to the Effective Date.

Section 5.02 Company Forbearances. During the period from the date of this Agreement to the Effective Time, except as Previously Disclosed, as expressly permitted by this Agreement or as required by applicable Law, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Acquirer:

(a)(i) Issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its stock other than in connection with the exercise of Company Stock Options that are outstanding as of the date of this Agreement, or (ii) authorize or cause any additional shares of its stock to become subject to new grants under the Company Stock Plan or otherwise.

(b)(i) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock (other than dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries) or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock (other than repurchases in the ordinary course of business to satisfy obligations under Benefit Plans).

(c) Amend the terms of, waive any material rights under, fail to use reasonable best efforts to enforce, terminate, knowingly violate the terms of or enter into any Material Contracts.

(d) Sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances, licenses, lapses, cancellations, abandonments or other dispositions or discontinuances in the ordinary course of business and consistent with past practice.

(e) Acquire (other than by way of foreclosures, deeds in lieu of foreclosure, or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity.

(f) Amend the articles of incorporation or bylaws of the Company, or similar governing documents of any of its Subsidiaries.

(g) Implement or adopt any change in its financial or regulatory accounting principles, practices or methods, other than as required by GAAP or applicable regulatory accounting requirements.

(h) Except for any retention plan to which the Parties mutually agree or as required by the terms of any Benefit Plan existing as of the date hereof (i) increase in any manner the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or any of its Subsidiaries (collectively, “Employees”), other than increases to Employees who are not directors or executive officers of the Company or any of its Subsidiaries that are in the ordinary course of business consistent with past practice, (ii) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or Contract or employment agreement with or for the benefit of any Employee (or prospective Employees), (iii) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation, other compensation or benefits under any Benefit Plans, (iv) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Benefit Plan or (v) change any actuarial assumptions used to calculate funding obligations with respect to any Benefit Plan that is required by applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP. For the purposes of this Section 5.02(h), “executive officer” shall mean any officer who is in charge of a principal business unit, division or function and any other Person who performs a policy-making function for the Company or Company Bank.

(i) Hire or engage the services of any individual except for the hiring or engagement of any individual with an annual rate of pay (which for purposes hereof shall include base salary or wages and target annual bonus, if any) less than $100,000.

(j) Incur or guarantee any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice and not in excess of $500,000 in the aggregate, except for Federal Home Loan Bank advances obtained in the ordinary course of business.

(k)(i) Enter into any new line of business or (ii) materially change its lending, investment, underwriting, risk, compliance and asset/liability management and other banking and operating policies, except as required by a Governmental Entity.

(l) Make any material change to (i) its investment securities portfolio, derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or (ii) the manner in which such portfolio is classified or reported, except as required by a Governmental Entity.

(m) Settle any action, suit, claim or proceeding against it or any of its Subsidiaries, except for an action, suit, claim or proceeding that is settled in an amount and for consideration not in excess of $50,000 and that would not (i) impose any restriction on it or its Subsidiaries or on Acquirer or any of its Affiliates or (ii) create precedent for claims that is reasonably likely to be material to it or its Subsidiaries.

(n) Make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility other than such applications that have been submitted and announced as of the date of this Agreement.

(o) Make or change any material Tax election, change or consent to any change in its or its Subsidiaries’ material method of accounting for Tax purposes, settle or compromise any material Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of Taxes, surrender any right to claim a refund for a material amount of Taxes, or file any material amended Tax Return.

(p)(i) Merge or consolidate the Company or any of its Subsidiaries with any other Person or restructure, reorganize or completely or partially liquidate or (ii) otherwise enter into any Contracts or arrangements imposing material changes or restrictions on its assets, operations or businesses.

(q) Create or incur any Encumbrance material to the Company and its Subsidiaries, taken as a whole, not incurred in the ordinary and usual course of business consistent with past practice.

(r) Acquire any Loans through bulk purchases that are not in the process as of the date of this Agreement.

(s) Make any capital contributions to or investments (other than to be held in a fiduciary or agency capacity to be beneficially owned by third Parties) in any Person (other than to or in any direct or indirect wholly owned Subsidiary of the Company).

(t) Except as set forth in the capital budgets set forth in Section 5.02(t) of the Company Disclosure Schedule and consistent therewith, make or authorize any capital expenditure in excess of $50,000.

(u) Take any action that would reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied.

(v) Agree to take, make any commitment to take, or adopt any resolutions of the Company Board in support of, any of the actions prohibited by this Section 5.02.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 Cooperation; Regulatory Matters.

(a) Each of the Parties shall cooperate with the other Party and use its commercially reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Law to consummate the Merger, the Bank Merger and other transactions contemplated by this Agreement as soon as practicable, including promptly preparing and filing (or causing any required Affiliate to promptly prepare and file) all necessary documentation (the “Required Filings”) to make all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals, agreements, authorizations and indications of non-objection (including all Requisite Regulatory Consents) of all Governmental Entities and other third parties that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such Requisite Regulatory Consents, permits, consents, approvals, agreements, authorizations and indications of non-objection of all Governmental Entities and other third parties. Without limiting the generality of the foregoing, the Parties agree to use their commercially reasonable best efforts to cause all Required Filings with respect to any Requisite Regulatory Consent to be completed and filed no later than twenty (20) Business Days after the date of this Agreement. The Company and Acquirer shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws, all the information relating to the Company or Acquirer, as the case may be, or any of their respective Affiliates, that appear in any Required Filings. In exercising the foregoing rights set forth in this Section 6.01(a), Acquirer will take the lead in preparing required applications and notices, but each of the Parties shall act reasonably and as promptly as practicable. The Parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised on a current basis of the status of matters, and any material communication to, with or from a Governmental Entity, relating to, or reasonably likely to affect the timely completion of, the transactions contemplated by this Agreement.

(b) Each of Acquirer and the Company shall, upon request, furnish to the other all information concerning itself, its Affiliates, Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, as applicable, or any other statement, filing, notice or application made by or on behalf of Acquirer or any of its Affiliates, or the Company or any of its Subsidiaries, to any Governmental Entity in connection with the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement.

(c) In furtherance and not in limitation of the foregoing, each of Acquirer (and Acquirer shall cause its Subsidiaries to) and the Company (and the Company shall cause its Subsidiaries to) shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the

Closing, and (ii) avoid or eliminate each and every impediment under any applicable Law so as to enable the Closing to occur as soon as possible; provided, however, that nothing in this Agreement, including this Section 6.01, shall require, or be construed to require, Acquirer or any of its Affiliates to (x) proffer to, or agree to, sell, divest, or otherwise dispose of before or after the Effective Time, any assets, licenses, operations, rights, product lines, businesses or interest therein of Acquirer, the Company or any of their respective Affiliates, (y) agree to any conditions or make any commitments that are not comparable to those imposed in connection with comparable transactions and that would not be reasonably foreseeable based upon publicly available information, or (z) agree to any material changes or restriction on, or other impairment of Acquirer’s ability to own or operate, any of any such assets, licenses, operations, rights, product lines, businesses or interests therein or Acquirer’s or any of its Affiliates’ ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Corporation, in each case measured on a scale relative to the Company and its Subsidiaries, taken as a whole (each, a “Burdensome Condition”).

(d) Each of Acquirer and the Company shall promptly advise the other upon receiving (including through their respective Affiliates) any communication from a Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any Requisite Regulatory Consent will not be obtained without the imposition of a Burdensome Condition or that the receipt of any such approval may be delayed.

Section 6.02 Access to Information.

(a) Upon reasonable notice and subject to applicable Laws and with an effort to minimize business disruption, the Company shall, and shall cause each of its Subsidiaries to, afford to the officers, directors, employees, agents and the Representatives of Acquirer, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, Contracts, commitments and records, and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Acquirer (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state banking Laws (other than reports or documents that the Company is not permitted to disclose under applicable Law) and (ii) all such other information concerning its business, properties and personnel as Acquirer may reasonably request. Neither the Company nor any of its Affiliates shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or contravene any Law, fiduciary duty or Order or binding Contract entered into prior to the date of this Agreement. The Parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) All nonpublic information and materials provided prior to or after the date of this Agreement shall be subject to the provisions of the confidentiality agreement entered into between the Parties as of March 1, 2012 (the “Confidentiality Agreement”).

(c) No investigation by a party hereto or its representatives shall affect or be deemed to modify or waive any representations, warranties or covenants of the other Party set forth in this Agreement.

Section 6.03 Employee Matters.

(a) Acquirer shall have the sole right and discretion to determine which Persons shall remain as Employees after the Closing Date. Following the Closing Date, Acquirer shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of Employees who remain actively employed by the Company or its Subsidiaries after the Closing Date (“Covered Employees”) that provide employee benefits and compensation opportunities that, in the aggregate, are no less favorable than the employee benefits and compensation opportunities that are generally made available to similarly situated employees of Acquirer or its Subsidiaries (other than the Surviving Corporation and its Subsidiaries) (collectively, the “Acquirer Plans”), as applicable; provided, that (i) with respect to retirement benefits, satisfaction of the foregoing standard shall not require that any Covered Employee be eligible to participate in any specific retirement plan of Acquirer or a closed or frozen Acquirer Plan; and (ii) until such time as Acquirer shall cause Covered Employees to participate in the Acquirer Plans, a Covered Employee’s continued participation in the employee benefit plans and compensation opportunities of the Company and its Subsidiaries as in effect immediately prior to the Closing Date shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Acquirer Plans may commence at different times with respect to each Acquirer Plan).

(b) Nothing in this Section 6.03 shall be construed to limit the right of Acquirer or any of its Affiliates (including, following the Closing Date, the Surviving Corporation and its Subsidiaries) to amend or terminate any Benefit Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, nor shall anything in this Section 6.03 be construed to require Acquirer or any of its Affiliates (including, following the Closing Date, the Surviving Corporation and its Subsidiaries) to maintain any Acquirer Plan or retain the employment of any particular Covered Employee for any fixed period of time following the Closing Date. This Agreement shall inure exclusively to the benefit of, and be binding upon the Parties hereto and their respective successors, assigns, executors and legal representatives. Nothing in this Agreement, express or implied, including without limitation this Section 6.03, is intended to confer on any person other than the Parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

Section 6.04 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless, to the extent permitted under applicable Law (and shall also advance expenses as incurred to the extent permitted under applicable Law and the certificate of incorporation and bylaws of the Surviving Corporation), each present and former director and officer of the Company or its Subsidiaries (in each case, to the extent acting in such capacity), determined as of the Effective Time (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, actual or threatened, arising out of facts or matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided, that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification by the Surviving Corporation.

(b) The Surviving Corporation shall provide the directors and officers liability insurance (the “D&O Insurance”) to the Indemnified Parties for a period of six years from and after the Effective Time with $3,000,000 of coverage; provided, however, that in no event shall the Surviving Corporation be required to expend for such D&O Insurance a premium amount in excess of 200% of the annual premium paid by the Company for such insurance during its last renewal (“Initial Premium”); provided, further, that if the premium amount of such insurance coverage would exceed 200% of Initial Premium amount, the Surviving Corporation shall obtain a policy or policies of D&O Insurance for such Persons with the greatest coverage available for a cost not exceeding 200% of Initial Premium amount.

(c) Any Indemnified Party wishing to claim indemnification under Section 6.04(a), upon learning of any claim, action, suit, proceeding or investigation described above, will promptly notify the Surviving Corporation; provided, that failure to so notify will not affect the obligations of Acquirer under Section 6.04(a) unless and to the extent that the Surviving Corporation is actually and materially prejudiced as a consequence.

(d) The provisions of this Section 6.04 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party.

Section 6.05 Acquisition Proposals.

(a) The Company agrees that it shall not, and shall cause the officers, directors, employees, agents and representatives, including any investment banker, financial advisor, attorney, accountant or other advisor, agent, representative or Affiliate (collectively as to each Party, the “Representatives”) of the Company or any of its Subsidiaries not to, directly or indirectly:

(i) initiate, solicit or encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any information or data to any Person relating to, any Acquisition Proposal; or

(iii) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

(b) Notwithstanding anything in Section 6.05(a) to the contrary, prior to the time, but not after, the Requisite Shareholder Approval is obtained, the Company may (i) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal providing for the acquisition of more than 50% of the assets (on a consolidated basis) or total voting power of the equity securities of the Company if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms not less restrictive to the other party than those contained in the Confidentiality Agreement and substantially concurrently (and in any event within two (2) Business Days) discloses (and, if applicable, provides copies of) any such information to Acquirer to the extent not previously provided to Acquirer; (ii) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal; or (iii) after having complied with all requirements of Section 6.05(c) and Section 6.05(d), approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal, if, but only to the extent that, (x) prior to taking any action described in clause (i), (ii) or (iii) above, the Company Board determines in good faith after consultation with outside legal counsel that failure to take such action, in light of the Acquisition Proposal and the terms of this Agreement, would be inconsistent with the directors’ fiduciary duties under applicable Law, (y) in each such case referred to in clause (i) or (ii) above, the Company Board has determined in good faith after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal constitutes a Superior Proposal, and (z) in the case referred to in clause (iii) above, the Company Board determines in good faith after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal is a Superior Proposal.

(c) The Company Board shall not withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Acquirer, the Company Board Recommendation with respect to the Merger. Notwithstanding the preceding sentence, prior to the time, but not after, the Requisite Shareholder Approval is obtained, the Company Board may withhold, withdraw, qualify or modify the Company Board Recommendation or approve, recommend or otherwise declare advisable any Superior Proposal made after the date of this Agreement that was not solicited, initiated, encouraged or facilitated in breach of this Agreement, if the Company Board determines in good faith, after consultation with outside counsel, that failure to do so would be in violation of the directors’ fiduciary duties under applicable Law (a “Change of Recommendation”); provided, however, that no Change of Recommendation may be made, and, for the avoidance of doubt, no action referred to in Section 6.05(b)(iii) shall be taken, until after at least 72 hours following Acquirer’s receipt of notice from the Company advising that the Company currently intends to take such action and the basis therefor, including all necessary information under Section 6.05(e). In determining whether to make a Change of Recommendation or, for the avoidance of doubt, whether to take any action referred to in Section 6.05(b)(iii), in response to a Superior Proposal or otherwise, the Company Board shall take into account any changes to the terms of this Agreement proposed by Acquirer and any other information provided by Acquirer in response to such notice. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.05, including with respect to the notice periods referred to in this Section 6.05(c) and Section 6.05(e).

(d) The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date hereof with respect to any Acquisition Proposal. The Company agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 6.05 and in the Confidentiality Agreement. The Company also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with such Person’s consideration of acquiring the Company or any of its Subsidiaries to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries.

(e) The Company agrees that it will promptly (and, in any event, within two (2) Business Days) notify Acquirer if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiation are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed Contracts) and thereafter shall keep Acquirer informed, on a current basis, of any material changes in the status and terms of any such proposals or offers (including any amendments thereto) and any material changes in the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

Section 6.06 Takeover Laws. No Party will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each Party will take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.

Section 6.07 Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than thirty (30) days after the end of each calendar month ending after the date hereof, the Company will put in the Data Room or, at the Company’s election, furnish to such Person as may be specified by Acquirer, pursuant to notice requirements set forth in Section 9.04, (a) consolidated financial statements (including balance sheets, statements of operations and shareholders’ equity) of the Company or any of its Subsidiaries (to the extent available) as of and for such month then ended, (b) to the extent available, internal management reports showing actual financial performance against plan and previous period and (c) to the extent permitted by applicable Law, any reports provided to the Company Board or any committee thereof relating to the financial performance and risk management of the Company or any of its Subsidiaries.

Section 6.08 Shareholders Meeting. The Company will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all action necessary to convene a meeting of holders of Shares (the “Shareholders Meeting”) as promptly as practicable after the date hereof, to consider and vote upon the adoption of this Agreement, and shall not postpone or adjourn such meeting except to the extent required by Law. Subject to Section 6.05(c) hereof, the Company Board shall recommend the adoption of this Agreement by the Requisite Shareholder Approval and shall take all lawful action to solicit such adoption of this Agreement. The obligation of the Company to hold the Shareholders Meeting shall not be affected by any Acquisition Proposal or other event or circumstance and the Company agrees that it will not submit any Acquisition Proposal to its shareholders for a vote at the Shareholder Meeting convened to consider and vote upon the adoption of this Agreement.

Section 6.09 Notification of Certain Matters. The Company and Acquirer will give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Company Material Adverse Effect or Acquirer Material Adverse Effect, respectively, or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, however, that failure to give such notice shall not separately constitute a failure of any condition in Article VII or a basis to terminate this Agreement unless the underlying fact, event or circumstance would independently result in such failure or provide such basis. The Company shall give prompt notice to Acquirer of any legal, administrative, arbitral or other proceeding, claim or action, or governmental or regulatory investigation of any nature arising after the date hereof, but prior to the Effective Time.

Section 6.10 Related Party Contracts. To the extent requested in writing by the Acquirer with respect to any specific identified contract prior to the Effective Time, the Company shall take all actions necessary to terminate, and shall cause to be terminated, each Related Party Contract, in each case without any further liability or obligation of the Company, the Surviving Corporation, Acquirer or any of their respective Subsidiaries or Affiliates and, in connection therewith, the Company (or its applicable Subsidiary) shall have received from the other party to such Related Party Contract a release in favor of the Company, the Surviving Corporation, Acquirer and their respective Subsidiaries and Affiliates from any and all liabilities or obligations arising out of such Related Party Contract.

Section 6.11 Form S-4 Registration Statement. Acquirer shall use its commercially reasonable best efforts to cause the Form S-4 Registration Statement, in which the Company’s Proxy Statement for the Shareholders Meeting will be included, to be filed with the SEC no later than forty-five (45) Business Days after the date of this Agreement. Each of Acquirer and the Company shall use its commercially reasonable best efforts to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and the Company shall thereafter mail or deliver the proxy statement contained therein to its shareholders. Acquirer shall also use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock that may be reasonably requested in connection with such action. Within 60 days after the Effective Time, the Acquirer shall cause the shares underlying the Assumed Options to be registered with the SEC under a registration statement on Form S-8, including, at Acquirer’s election, an amendment on Form S-8 of the Form S-4 Registration Statement.

Section 6.12 NASDAQ Listing. Acquirer shall use its commercially reasonable best efforts to cause the shares of Acquirer Common Stock to be issued in the Merger to have been authorized for listing on the NASDAQ, subject to official notice of issuance, prior to the effective time.

Section 6.13 Trust Preferred Securities. At the Effective Time, Acquirer shall assume the Company’s obligations under Company’s outstanding Unsecured Junior Subordinated Deferrable Interest Notes.

Section 6.14 Tax Matters. During the period from the date of this Agreement to the Effective Time, (a) the Company and each of its Subsidiaries shall timely file all Tax Returns required to be filed by each such entity during such period (after taking into account any extensions) (each, a “Post-Signing Return”), which Post-Signing Returns shall be complete and correct in all respects and, except as otherwise required by Law, shall be prepared on a basis consistent with the past practice of the Company; provided, however, that no material Post-Signing Returns shall be filed with any Governmental Entity without Acquirer’s prior written consent, which consent shall not be unreasonably withheld or delayed; (b) the Company and each of its Subsidiaries shall timely pay all Taxes due and payable with respect to the Tax periods covered by such Post-Signing Returns; (c) the Company shall accrue a liability in its books and records and financial statements in accordance with GAAP and past practice for all Taxes payable by the Company or any of its Subsidiaries for which no Post-Signing Return is due prior to the Effective Time; (d) the Company and each of its Subsidiaries shall promptly notify Acquirer of any suit, claim, action, investigation, proceeding or audit pending against or with respect to the Company or any of its Subsidiaries in respect of any material amount of Tax and will not settle or compromise any such suit, claim, action, investigation, proceeding or audit without Acquirer’s prior written consent, which consent shall not be unreasonably withheld or delayed; and (e) the Company and each of its Subsidiaries shall retain all books, documents and records necessary for the preparation of Tax Returns and reports and Tax audits consistent with its standard policy.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Parties to effect the Merger shall be subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Shareholder Approval. The Requisite Shareholder Approval shall have been obtained.

(b) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any Governmental Entity or other Law preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect.

(c) Regulatory Approvals. The Requisite Regulatory Consents shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, without the imposition of any Burdensome Condition in connection therewith.

(d) Effectiveness of Form S-4 Registration Statement. The Form S-4 Registration Statement shall have been declared effective by the SEC in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of Form S-4 Registration Statement shall have been issued by the SEC, and no proceeding for that purpose shall have been initiated or threatened by the SEC.

(e) NASDAQ Listing. The shares of Acquirer Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing on the NASDAQ.

Section 7.02 Conditions to Obligations of Acquirer. The obligations of Acquirer to effect the Merger are also subject to the satisfaction, or waiver by Acquirer, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of the Company (other than the representations and warranties set forth in the first two sentences of Section 3.02(a)(i) and the first sentence of Section 3.02(a)(ii), Section 3.02(b), Section 3.02(d)(i), Section 3.02(d)(iii) and Section 3.02(d)(iv)(1)(x), which shall be true and correct in all respects) shall be deemed untrue or incorrect for the purposes hereof as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of the Company, has had or would reasonably be expected to result in a Company Material Adverse Effect; provided, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 7.02(a), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Company Material Adverse Effect” or similar terms or phrases) in any such representation or warranty (other than in Section 3.02(j)(iv)) shall be disregarded; and Acquirer shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to their best Knowledge to the foregoing effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Acquirer shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(c) Termination of Regulatory Agreements. Acquirer shall have obtained assurance satisfactory to Acquirer, that neither the Company’s Regulatory Agreements nor any other regulatory restrictions will apply to the Surviving Corporation or the Surviving Bank as a result of the Merger.

(d) Treasury Regulations Certificate. The Company shall have delivered to Acquirer a certificate described in Treasury Regulations section 1.897-2(h) in a form reasonably satisfactory to Acquirer.

(e) Absence of Material Adverse Effect. Since the date of this Agreement no Company Material Adverse Effect shall have occurred. Without limitation of changes that may constitute or be deemed to have had a Company Material Adverse Effect, deficiencies in the documentation of SBA Loans shall not constitute a Company Material Adverse Effect unless actual losses are incurred as a result thereof that constitute a Company Material Adverse Effect.

(f) Dissenters Rights. The holders of not more than 15% of the outstanding Company Common Stock shall have given timely notice of an intention to exercise dissenters’ rights under the applicable provisions of the WBCA.

Section 7.03 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Acquirer set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Acquirer shall be deemed untrue or incorrect for the purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Acquirer, has had or would reasonably be expected to result in an Acquirer Material Adverse Effect; provided, further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 7.03(a), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Acquirer Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and the Company shall have received a certificate signed on behalf of Acquirer by the Chief Executive Officer or the Chief Financial Officer of Acquirer to the foregoing effect.

(b) Performance of Obligations of Acquirer. Acquirer shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and the Company shall have received a certificate signed on behalf of Acquirer by the Chief Executive Officer or the Chief Financial Officer of Acquirer to such effect.

(c) Absence of Acquirer Material Adverse Effect. Since the date of this Agreement no Acquirer Material Adverse Effect shall have occurred.

ARTICLE VIII

TERMINATION AND AMENDMENT

Section 8.01 Termination. This Agreement may be terminated and the Merger may be abandoned (whether before or after receipt of the Requisite Shareholder Approval), at any time prior to the Effective Time:

(a) by mutual consent of the Company and Acquirer in a written instrument authorized by the Company Board and the Acquirer Board;

(b) by Acquirer, if, since the date of this Agreement, the Company shall have suffered a Company Material Adverse Effect;

(c) by the Company, if, since the date of this Agreement, Acquirer shall have suffered an Acquirer Material Adverse Effect;

(d) by either the Company or Acquirer, if any Governmental Entity that must grant a Requisite Regulatory Consent has denied such Requisite Regulatory Consent or any Governmental Entity of competent jurisdiction shall have initiated legal or administrative action seeking an order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement and such action shall not have been finally terminated;

(e) by either the Company or Acquirer, if the Merger shall not have been consummated on or before June 1, 2013 (the “Outside Date”) unless the failure of the Closing to occur by such date shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such Party set forth in this Agreement; provided, however that the Outside Date shall be extended by a period of 90 days if the only outstanding contingency is receipt of a Requisite Regulatory Approval;

(f) by either the Company or Acquirer (provided, that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the Company, in the case of a termination by Acquirer, or on the part of Acquirer, in the case of a termination by the Company, which breach, either individually or in the aggregate with other breaches by such Party, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.02 or 7.03, as the case may be, and which is not cured within the earlier of (i) thirty (30) days following written notice to the Party committing such breach and (ii) the Outside Date or by its nature or timing cannot be cured within such time period;

(g) by either the Company or Acquirer, if the approval of this Agreement by holders of Shares constituting the Requisite Shareholder Approval shall not have been obtained at the Shareholders Meeting or at any adjournment or postponement of the Shareholders Meeting taken in accordance with this Agreement;

(h) by Acquirer, at any time prior to the time the Requisite Shareholder Approval is obtained, if (i) the Company Board shall have made a Change of Recommendation; (ii) the Company shall have materially violated Section 6.06, Section 6.07, Section 6.09 or Section 6.10; or (iii) at any time following receipt of an Acquisition Proposal, the Company Board shall have failed to reaffirm its approval or recommendation of this Agreement and the Merger as promptly as practicable (but in any event prior to the earlier of (x) within three Business Days after receipt of any written request to do so from Acquirer and (y) the date of the Shareholders Meeting).

The Party desiring to terminate this Agreement pursuant to this Section 8.01 shall give written notice of such termination to the other Party in accordance with Section 9.04, specifying the provision or provisions hereof pursuant to which such termination is effected.

Section 8.02 Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Acquirer as provided in Section 8.01, this Agreement shall forthwith become void and of no effect, and none of the Company, Acquirer, any of their respective Subsidiaries or any of the officers, directors, employees, agents, attorneys or investment bankers of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.02(b), 8.02, 8.03, 9.03, 9.04, 9.05, 9.06, 9.08, 9.09, 9.13 and 9.14 shall survive any termination of this Agreement, and (ii) neither the Company nor Acquirer shall be relieved of or released from any liabilities or damages arising out of its knowing and intentional breach of any provision of this Agreement.

(b) If this Agreement is terminated by Acquirer pursuant to Section 8.01(g), then the Company shall promptly, but in no event later than two (2) days after the date of such termination, pay Acquirer all the documented out-of-pocket expenses incurred by Acquirer or any of its Affiliates in connection with this Agreement, including attorneys’ fees, and the transactions contemplated by this Agreement up to a maximum amount of $100,000, payable by wire transfer of same day funds; provided, however, that the Company shall not be required to make such payment if prohibited from doing so by its regulatory authorities.

(c) The Parties have determined that it would be too difficult to determine the damages that would be suffered by a Party in the event of a breach of this Agreement by the other. Accordingly, the Parties hereby agree that a Party who properly terminates this Agreement on the basis of a material breach of this Agreement shall be entitled to obtain payment in the sum of $250,000 in immediately available funds within 48 hours of delivery of notice of such termination in the manner provided in Section 9.04. The Parties further agree that receipt of such sum, plus any costs of collection (including reasonably attorneys’ fees) necessary to obtain payment of such sum, shall be the sole remedy of the non-breaching Party; provided, that nothing herein shall be deemed to prevent a non-breaching Party from seeking the remedy of specific performance as provided in Section 9.12.

Section 8.03 Fees and Expenses. Costs and expenses of printing and mailing the Proxy Statement shall be the obligation of the Company. All filing and other fees paid to the SEC in connection with the Merger and all professional fees related to such registration shall be the obligation of the Acquirer. All other fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated.

Section 8.04 Extension; Waiver. At any time prior to the Effective Time, the Parties, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or (c) waive compliance by the other Party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.04 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 9.02 Amendment. This Agreement may be amended at any time prior to the Effective Time by the Parties (by action taken or authorized by their respective boards of directors), whether before or after receipt of the Requisite Shareholder Approval; provided, however, that after such shareholder approval of this Agreement, no amendment shall be made to this Agreement that by Law requires further approval or authorization by the shareholders of the Company without such further approval or authorization. This Agreement may only be amended by an instrument in writing signed by or on behalf of each of the Parties

Section 9.03 Waiver of Conditions. The conditions to each of the Parties’ obligations to consummate the Merger are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Laws.

Section 9.04 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile or email (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Acquirer, to:

BBCN Bancorp, Inc. 3731 Wilshire Boulevard, Suite 1000 Los Angeles, CA 90010
Attention:	Legal Department Juliet Stone or Lisa Pai
Facsimile:	(213) 235-3257 or (213) 406-8942
Email:	juliet.stone@bbcnbank.com lisa.pai@bbcnbank.com

with copies to:

Mayer Brown LLP 350 S. Grand Avenue, 25th Floor Los Angeles, CA 90071
Attention:	James R. Walther
Facsimile:	(213) 576-8153
Email:	jwalther@mayerbrown.com

If to the Company, to:

Pacific International Bank 1155 North 130th Street Seattle, WA
Attention:	Paul G. Sabado President & CEO
Facsimile:	(206) 306-7532
Email:	paul.sabado@pibank.com

with a copy to:

Graham & Dunn PC Pier 70 2801 Alaskan Way, Suite 300 Seattle, WA 98121
Attention:	Daniel S. Friedberg or Ryan Straus
Facsimile:	(206) 340-9599
Email:	dfriedberg@grahamdunn.com rstraus@grahamdunn.com

Section 9.05 Counterparts. This Agreement may be executed in two (2) or more counterparts (including by facsimile, pdf format or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that each Party need not sign the same counterpart.

Section 9.06 Entire Agreement. This Agreement (including any exhibits hereto, the documents and the instruments referred to in this Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

Section 9.07 Severability. If any provision of this Agreement or the application thereof to any person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination, the parties will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

Section 9.08 Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware applicable to contracts made and entirely to be performed within such state, without regard to any applicable conflicts of law principles that would require the application of the laws of any other jurisdiction. The Parties hereto agree that any suit, action or proceeding brought by either Party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in tort or contract or at law or in equity, exclusively, in the United States District Court for the District of Delaware. Each of the Parties hereto irrevocably submits to the exclusive jurisdiction of such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each Party hereto irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in such court or that any such suit, action or proceeding brought in such court has been brought in an inconvenient forum or that such Party is not subject to personal jurisdiction in such court.

Section 9.09 WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION, DIRECTLY OR INDIRECTLY, ARISING OUT OF, OR RELATING TO, THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.09.

Section 9.10 Publicity. Neither the Company nor Acquirer shall, and neither the Company nor Acquirer shall permit any of its Subsidiaries or their respective Representatives to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement, or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the transactions contemplated by this Agreement without the prior consent (which shall not be unreasonably withheld or delayed) of Acquirer, in the case of a proposed announcement, statement or disclosure by the Company or its Subsidiaries or their respective Representatives, or the Company, in the case of a proposed announcement, statement or disclosure by Acquirer or its Subsidiaries or their respective Representatives; provided, however, that either Party may, without the prior consent of the other Party (but after prior consultation with the other Party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by Law or by the rules and regulations of NASDAQ.

Section 9.11 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Party (which shall not be unreasonably withheld or delayed). Any attempted or purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the Parties and their respective successors and assigns. Except for Section 6.04, which is intended to benefit each Indemnified Party and his or her heirs and representatives, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the Parties hereto any rights or remedies under this Agreement including, without limitation, the right to rely upon the representations and warranties set forth herein.

Section 9.12 Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the Parties shall be entitled to seek specific performance of the terms hereof without being required to post any bond or other security, this being in addition to any other remedies to which they are entitled at law or equity, in tort or any other claims.

Section 9.13 Definitions. The following terms, as used herein, have the following meanings:

“Acquirer Bank” shall mean BBCN Bank, a California state-chartered bank and a wholly owned subsidiary of Acquirer.

“Acquirer Material Adverse Effect” shall mean any fact, event, change, condition, occurrence, development, circumstance, effect or state of facts that:

(i) individually or in the aggregate, has been, or would reasonably be expected to be, materially adverse to the business, assets, results of operations or financial condition of Acquirer and its Subsidiaries, in each case taken as a whole; provided, however, that no fact, event, change, condition, occurrence, development, circumstance, effect or state of facts to the extent resulting from any of the following shall be considered in determining whether an Acquirer Material Adverse Effect has occurred or is in existence:

(1) changes, after the date hereof, in Laws, rules and regulations of general applicability, or of general applicability to banks or their holding companies, or interpretations thereof by Governmental Entities, including any change in GAAP or regulatory accounting requirements,

(2) changes in the economy or financial markets, generally, in the United States, or

(3) changes in economic, business or financial conditions generally affecting the banking industry,

provided, that the foregoing shall not apply to the extent such fact, event, change, condition, occurrence, development, circumstance, effect, action, omission or state of facts of the type referred to therein, has a disproportionate impact on the business, assets, results of operations or financial condition of Acquirer and its Subsidiaries compared to other comparable companies within the banking industry, or

(ii) prevents, materially delays or materially impairs the ability of Acquirer to perform its obligations under this Agreement or to consummate the Merger.

“Acquisition Proposal” means (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries and (ii) any acquisition by any Person resulting in, or proposal or offer, which if consummated would result in, any Person becoming the beneficial owner of directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power or of any class of equity securities of the Company or those of any of its Subsidiaries, or 15% or more of the consolidated total assets (including, without limitation, equity securities of its Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.

“Affiliate” shall mean, with respect to a Person, those other Persons that, directly or indirectly, control, are controlled by or are under common control with such Person; for purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” or “under common control with”), as applied to any person, means the possession, directly or indirectly, of (i) ownership, control or power to vote twenty-five percent (25%) or more of the outstanding shares of any class of voting securities of such person, (ii) control, in any manner, over the election of a majority of the directors, trustees or general partners (or individuals exercising similar functions) of such person or (iii) the power to exercise a controlling influence over the management or policies of such person as determined by the Federal Reserve; provided, however, neither the Company nor any of its Affiliates shall be deemed an Affiliate of Acquirer, or Acquirer’s ultimate parent company, or any of their respective Subsidiaries for purposes of this Agreement prior to the Effective Time and neither Acquirer nor any of its Affiliates shall be deemed an Affiliate of the Company or its Subsidiaries for purposes of this Agreement prior to the Effective Time.

“Business Day” shall mean any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in the cities of Seattle, Washington or Los Angeles, California.

“Company Material Adverse Effect” shall mean any fact, event, change, condition, occurrence, development, circumstance, effect or state of facts that:

(i) individually or in the aggregate, has been, or would reasonably be expected to be, materially adverse to the business, assets, results of operations or financial condition of the Company and its Subsidiaries, in each case taken as a whole; provided, however, that no fact, event, change, condition, occurrence, development, circumstance, effect or state of facts to the extent resulting from any of the following shall be considered in determining whether a Company Material Adverse Effect has occurred or is in existence:

(1) changes, after the date hereof, in Laws, rules and regulations of general applicability, or of general applicability to banks or their holding companies, or interpretations thereof by Governmental Entities, including any change in GAAP or regulatory accounting requirements,

(2) changes in the economy or financial markets, generally, in the United States, or

(3) changes in economic, business or financial conditions generally affecting the banking industry,

provided, that the foregoing shall not apply to the extent such fact, event, change, condition, occurrence, development, circumstance, effect, action, omission or state of facts of the type referred to therein, has a disproportionate impact on the business, assets, results of operations or financial condition of the Company and its Subsidiaries compared to other comparable companies within the banking industry, or

(ii) prevents, materially delays or materially impairs the ability of the Company to perform its obligations under this Agreement or to consummate the Merger.

“Company Restricted Stock Plan” shall mean the Pacific International Bancorp, Inc. 2006 Restricted Stock Plan.

“Company Stock Option” shall mean options to purchase Company Common Stock granted pursuant to the Company Stock Plan.

“Company Stock Plan” shall mean the Amended Pacific International Bancorp, Inc. 2001 Stock Option Plan.

“Contract” shall mean any agreement, contract, instrument, guarantee, undertaking, lease, note, mortgage, indenture, license or other legally binding commitment or obligation, whether written or oral.

“Encumbrance” shall mean any mortgage, lien, pledge, charge, security interest, easement, covenant or other restriction or title matter or encumbrance of any kind in respect of such asset but specifically excludes (i) specified encumbrances described in Section 9.13 of the Company Disclosure Schedule; (ii) encumbrances for current Taxes or other governmental charges not yet due and payable, or the validity or amount of which is being contested in good faith by appropriate proceedings and are reflected on or specifically reserved against or otherwise disclosed in the Financial Statements; (iii) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business consistent with past practice relating to obligations as to which there is no default on the part of the Company, or the validity or amount of which is being contested in good faith by appropriate proceedings and are reflected on or specifically reserved against or otherwise disclosed in the Financial Statements; and (iv) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of Leased Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted.

“Exchange Act” shall mean the Securities Exchange Act of 1934.

“Exchange Fund” shall mean the fund containing the portion of the Merger Consideration to be distributed to the Company’s shareholders pursuant to this Agreement.

“Excluded Shares” shall mean Shares owned by Acquirer, the Company or any direct or indirect wholly owned subsidiary of Acquirer or the Company, in each case not held (i) in trust accounts (including grantor or rabbi trust accounts), managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties or (ii) in respect of a debt previously contracted.

“Form S-4 Registration Statement” shall mean the Form S-4 Registration Statement under the Securities Act of 1933 to be prepared and filed with the SEC by Acquirer pursuant to Section 6.11.

“GAAP” shall mean U.S. generally accepted accounting principles.

“Governmental Entity” shall mean any federal, state, local, foreign or supranational court, tribunal, arbitral or administrative agency or commission or other governmental authority or instrumentality, and any stock exchange or industry self-regulatory organization.

“Knowledge” shall mean the actual knowledge of any of the senior management and directors of the Company or one of its Subsidiaries listed on Section 9.13 of the Company Disclosure Schedule, after appropriate inquiry.

“Laws” shall mean any federal, state, local or foreign law, common law, statute, code, ordinance, rule or regulation issued, promulgated, entered or authorized by any Governmental Entity.

“Merger Consideration” shall mean the amount of Acquirer Common Stock and cash consideration for fractional shares of Acquirer Common Stock (based upon the Per Share Merger Consideration formula), to which the holder of Company Common Stock is entitled to receive as a result of the Merger and the amount of cash the Treasury is to receive in respect of the Series A Preferred Stock as a result of the Merger.

“NASDAQ” shall mean the NASDAQ Global Select Market or The Nasdaq Stock Market, Inc., as applicable.

“Order” shall mean any order, writ, injunction, decree, judgment, ruling, arbitration award or stipulation issued, promulgated or entered into by or with any Governmental Entity.

“Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Previously Disclosed” with regard to a Party means only that information set forth on such Party’s Disclosure Schedule; provided, however, that (i) disclosure in any section of such Disclosure Schedule shall apply to the indicated sections of this Agreement and shall also apply to such other sections of this Agreement and such Disclosure Schedule as to which it is reasonably apparent that such disclosure is relevant and (ii) with regard to the Acquirer, “Previously Disclosed” shall also include information publicly disclosed by Acquirer in any forms, statements, certifications, reports and documents filed with SEC pursuant to the Securities Act or the Exchange Act since December 31, 2010 and publicly available prior to the day preceding the date of this Agreement, but excluding any disclosures contained solely in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are similarly non-specific and cautionary and are predictive or forward-looking in nature.

“Proxy Statement” shall mean proxy materials relating to the matters to be submitted to the Company’s shareholders at the Shareholders Meeting.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933.

“Subsidiary” shall, when used with respect to either party, have the meaning ascribed to it in Section 2(d) of the BHCA.

“Superior Proposal” shall mean an unsolicited bona fide Acquisition Proposal that would result in any Person becoming the beneficial owner, directly or indirectly, more than 50% of the assets (on a consolidated basis) or 100% of the total voting power of the equity securities of the Company that the Company Board has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the Company’s shareholders from a financial point of view than the transaction contemplated by this Agreement (after taking into account any revisions to the terms of the transaction contemplated by Section 6.05(d) of this Agreement pursuant to Section 6.05(d) and the time likely to be required to consummate such Acquisition Proposal).

“Surviving Bank” shall mean the surviving banking corporation resulting from the Bank Merger, which shall be Acquirer Bank.

“Takeover Laws” shall mean any “fair price,” “moratorium,” “control share acquisition” or other anti-takeover statute or regulation.

“Tax Return” shall mean any return, report, information return or other document (including any related or supporting information) required to be filed with any taxing authority with respect to Taxes, including, without limitation, any claims for refunds of Taxes and any amendments or supplements to any of the foregoing.

“Taxes” shall mean all taxes, charges, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including any income, excise, property, sales, transfer, franchise, payroll, withholding, social security, abandoned or unclaimed property or other taxes, together with any interest, penalties or additions to tax attributable thereto.

“Treasury Warrant” shall mean the warrant issued by the Company to the Treasury in connection with the Company’s sale of Series A Preferred Stock to the Treasury.

Section 9.14 Other Definitional Provisions. Unless the express context otherwise requires:

(a) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean United States Dollars;

(d) references herein to a specific Section, Subsection or Exhibit shall refer, respectively, to Sections, Subsections or Exhibits of this Agreement; and

(e) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.”

(f) references herein to any statute, law, code, regulation or treaty shall be deemed to include any amendments thereto from time to time or any successor statute, law, code, regulation, treaty or protocol thereof and any the rules and regulations promulgated thereunder.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

BBCN Bancorp, Inc.

By:	/s/ Alvin D. Kang
Name: Alvin D. Kang
Title: President & Chief Executive Officer

Pacific International Bancorp, Inc.

By:	/s/ Paul G. Sabado
Name: Paul G. Sabado
Title: President & Chief Executive Officer

S-1

EXHIBIT A

Form of Bank Merger Agreement

THIS AGREEMENT OF BANK MERGER, dated as of October [            ], 2012 (this “Bank Merger Agreement”), is entered into between BBCN Bank (“Acquirer Bank”), a California state-chartered bank and a wholly owned subsidiary of BBCN Bancorp, Inc., a Delaware corporation (“BBCN Bancorp”), and Pacific International Bank (“Target Bank”), a Washington state-chartered commercial bank and a wholly owned subsidiary of Pacific International Bancorp, Inc., a Washington corporation (“Pacific International”). Acquirer Bank and Target Bank are sometimes referred to herein collectively as the “Parties” and individually as a “Party.”

WHEREAS, BBCN Bancorp and Pacific International entered into an Agreement and Plan of Merger, dated as of October [            ], 2012 (the “Holding Company Merger Agreement”), providing, among other things, for the merger of Pacific International with and into BBCN Bancorp(the “Merger”); and

WHEREAS, in connection with the Merger, BBCN Bancorp and Pacific International desire to merge Target Bank with and into Acquirer Bank (the “Bank Merger”) concurrently with or as soon as reasonably practicable after the consummation of the Merger upon the terms and subject to the conditions set forth in this Bank Merger Agreement and the Holding Company Merger Agreement.

WHEREAS, the Parties intend that for federal income tax purposes the Bank Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Bank Merger Agreement and the Holding Company Merger Agreement, subject to the conditions set forth in this Bank Merger Agreement and the Holding Company Merger Agreement, and intending to be legally bound hereby, the Parties agree as follows:

1. Effective Time. Upon the terms and subject to the conditions set forth in this Bank Merger Agreement and the Holding Company Merger Agreement, concurrently with or as soon as reasonably practicable after the consummation of the Merger, Acquirer Bank and Target Bank shall cause the Bank Merger to be consummated by (i) filing a copy of this Bank Merger Agreement, certified by the Secretary of State of the State of California pursuant to Section 1103 of the California General Corporation Law (the “CGCL”) and (ii) filing a copy of this Bank Merger Agreement, together with all other required documents and information, pursuant to Section 30.49.125 of the Revised Code of Washington (the “RCW”) with the Director of the State of Washington Department of Financial Institutions. The Bank Merger shall become effective upon the time and date of such filings (the “Effective Time”).

2. The Merger. Acquirer Bank shall be the surviving bank in the Bank Merger (the “Surviving Bank”). At the Effective Time, Target Bank shall be merged with and into Acquirer Bank and the separate existence of Target Bank shall cease. The Bank Merger shall be governed by, and shall have the effects set forth in, the CGCL and the RCW.

3.	Effects of the Merger.

(a) At the Effective Time, the Surviving Bank shall succeed, without other transfer, to all the rights and properties, and shall be subject to all the debts and liabilities, of Target Bank, and the separate existence of Acquirer Bank, with all its purposes, objects, rights, powers, privileges, liabilities, obligations and franchises, shall continue unaffected and unimpaired by the Bank Merger.

(b) The articles of incorporation (as amended effective as of the Effective Time to reflect the new name of the Surviving Bank) and the bylaws of Acquirer Bank, as in effect as of the Effective Time, shall be the articles of incorporation and bylaws of the Surviving Bank, until thereafter altered, amended or repealed in accordance with their terms and applicable law.

(c) The shares of Target Bank common stock, no par value per share (“Target Bank Common Stock”) and the shares of Acquirer Bank common stock, no par value per share (“Acquirer Bank Common Stock”) shall be treated as follows at the Effective Time: (i) each share of Target Bank Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically canceled without consideration and cease to be an issued and outstanding share of Target Bank Common Stock; and (ii) each share of Acquirer Bank Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

4. Directors and Officers of the Surviving Bank. The directors and officers of Acquirer Bank shall be the directors and officers of the Surviving Bank without change in title or authority, but subject to the authority and power of the board of directors and shareholder of the Surviving Bank to add directors or officers to or otherwise modify the board of directors or number, titles and authority of the officers of the Surviving Bank.

5. Procurement of Approvals. This Bank Merger Agreement shall be subject to the approval of BBCN Bancorp, as the sole shareholder of Acquirer Bank, and Pacific International, as the sole shareholder of Target Bank, at meetings to be called and held or by consent in lieu thereof in accordance with the applicable provisions of law and their respective organizational documents. Acquirer Bank and Target Bank shall use their commercially reasonable best efforts to proceed expeditiously and cooperate fully in the procurement of any other consents and approvals and in the taking of any other action, and the satisfaction of all other requirements prescribed by applicable law or otherwise necessary for the consummation of the Bank Merger on the terms provided herein, including, without limitation, the preparation and submission of such applications or other filings for approval of the Bank Merger as may be required by applicable laws and regulations.

6. Conditions Precedent. The obligations of the Parties under this Bank Merger Agreement shall be subject to: (a) the approvals of this Bank Merger Agreement by BBCN Bancorp, as the sole shareholder of Acquirer Bank, and Pacific International, as the sole shareholder of Target Bank, at meetings duly called and held or by consent or consents in lieu thereof, in each case without any exercise of such dissenters’ rights as may be applicable; (b) receipt of approval of the Bank Merger from all governmental and banking authorities whose approval is required by applicable laws and regulations; and (c) the consummation of the Merger pursuant to the Holding Company Merger Agreement at or before the Effective Time.

7. General Provisions.

(a) Termination and Agreement. The obligations of the Parties to effect the Bank Merger shall be subject to all the terms and conditions contained in the Holding Company Merger Agreement. This Bank Merger Agreement shall terminate, without any further action of any Party, notwithstanding shareholder approval, in the event that the Holding Company Merger Agreement shall be terminated as provided therein prior to the Effective Time.

(b) Amendment. This Bank Merger Agreement may not be amended, modified or supplemented except by an instrument in writing signed on behalf of each of the Parties at any time prior to the Effective Time.

(c) Successors and Assigns. This Bank Merger Agreement shall be binding upon and enforceable by the Parties and their respective successors and permitted assigns, but this Bank Merger Agreement may not be assigned by any Party, by operation of law or otherwise, without the prior written consent of the other Party.

(d) Governing Law. This Bank Merger Agreement shall be governed by and construed in accordance with the laws of the State of California (without giving effect to choice of law principles thereof).

(e) Counterparts. This Bank Merger Agreement may be executed in counterparts (which counterparts may be delivered by facsimile or other commonly used electronic means), each of which shall be considered one and the same agreement and shall become effective when both counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that both Parties need not sign the same counterpart.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Bank Merger Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

BBCN Bank

By:
Name:
Title:

Pacific International Bank

By:
Name:
Title:

A-1

Appendix B

October 22, 2012

The Board of Directors

Pacific International Bancorp, Inc.

1155 North 130th Street, Suite 100

Seattle, WA 98133

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of Pacific International Bancorp, Inc., a Washington corporation (“PIBW”) of the Per Share Merger Consideration (as defined in the Agreement), in the proposed merger (the “Merger”) of PIBW with and into BBCN Bancorp, Inc. (“BBCN”), a California corporation. The terms of the Merger are set forth in the Agreement and Plan of Merger, dated as of October 22, 2012, by and between BBCN and PIBW (the “Agreement”). Pursuant to the terms of the Agreement, each outstanding share of common stock, no par value per share, of PIBW (the “Common Shares”) not owned by PIBW or BBCN or by any of their respective wholly-owned subsidiaries (other than shares owned in a fiduciary capacity or as a result of debts previously contracted), will be cancelled and retired and converted into the right to receive the Per Share Merger Consideration. The terms and conditions of the Merger are more fully described in the Agreement.

Keefe, Bruyette & Woods, Inc. has acted as financial advisor to PIBW and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, PIBW and BBCN, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of PIBW and BBCN for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to PIBW. We have acted exclusively for the Board of Directors of PIBW in rendering this fairness opinion and will receive a fee from PIBW for our services. A portion of our fee is contingent upon the successful completion of the Merger.

In the past two years, we have not provided investment banking and financial advisory services to PIBW and have not received compensation from PIBW. We have provided investment banking and financial advisory services to BBCN in the past two years and have received compensation for such services, We may in the future provide investment banking and financial advisory services to BBCN and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of PIBW and BBCN and the Merger, including among other things, the following: (i) the draft Agreement dated October 18, 2012 (the most recent draft made available to us); (ii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2011 for BBCN and the Annual Reports to Stockholders for the two fiscal years ended December 31, 2011 for PIBW; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of BBCN and the Quarterly Filings with the Federal Reserve and/or the FDIC for the four quarters ended June 30, 2012 for PIBW and certain other communications from PIBW and BBCN to their respective stockholders; and (iv) other financial information concerning the businesses and operations of PIBW and BBCN furnished to us by PIBW and BBCN for purposes of our analysis. We have also held discussions with senior management of PIBW and BBCN regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for PIBW and BBCN with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility for such verification or accuracy. We have relied upon the management of PIBW and BBCN as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for PIBW and BBCN are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property, assets or liabilities of PIBW or BBCN, nor have we examined any individual credit files.

We have assumed that, in all respects material to our analyses, the following: (i) the Merger will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which will not differ in any respect material to our analyses from the draft reviewed) with no additional payments or adjustments to the Per Share Merger Consideration; (ii) the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) all conditions to the completion of the Merger will be satisfied without any waivers or modifications to the Agreement; and (v) in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including the cost savings, revenue enhancements and related expenses expected to result from the Merger.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of PIBW and BBCN; (ii) the assets and liabilities of PIBW and BBCN; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. Our opinion does not address the underlying business decision of PIBW to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to PIBW.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Per Share Merger Consideration in the Merger to PIBW. We express no view or opinion as to any terms or other aspects of the Merger.

Further, we are not expressing any opinion about the fairness of the amount or nature of the compensation to any of PIBW’s or BBCN’s officers, directors or employees, or any class of such persons, relative to the compensation to the public shareholders of PIBW in connection with the Merger.

In addition, this opinion does not in any manner address the prices at which the BBCN common stock will trade following the consummation of the Merger and we express no view or opinion as to how the stockholders of PIBW should vote at the stockholders meeting to be held in connection with the Merger.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Merger Consideration in the Merger is fair, from a financial point of view, to holders of PIBW common stock.

Very truly yours,

/s/ Keefe, Bruyette & Woods, Inc.

Appendix C

WASHINGTON BUSINESS CORPORATION ACT CHAPTER 23B.13 – DISSENTERS’ RIGHTS

(As set forth in the Revised Code of Washington (“RCW”))

23B.13.010

Definitions.

As used in this chapter:

(1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

(3) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

23B.13.020

Right to dissent.

(1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a) A plan of merger, which has become effective, to which the corporation is a party (i) if shareholder approval was required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation, and the shareholder was entitled to vote on the merger, or (ii) if the corporation was a subsidiary that has been merged with its parent under RCW 23B.11.040;

(b) A plan of share exchange, which has become effective, to which the corporation is a party as the corporation whose shares have been acquired, if the shareholder was entitled to vote on the plan;

(c) A sale or exchange, which has become effective, of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder was entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d) An amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects a redemption or cancellation of all of the shareholder’s shares in exchange for cash or other consideration other than shares of the corporation; or

(e) Any corporate action approved pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.831 through 25.10.886, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

(3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:

(a) The proposed corporate action is abandoned or rescinded;

(b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

(c) The shareholder’s demand for payment is withdrawn with the written consent of the corporation.

23B.13.030

Dissent by nominees and beneficial owners.

(1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(a) The beneficial shareholder submits to the corporation the record shareholder’s consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights, which consent shall be set forth either (i) in a record or (ii) if the corporation has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and

(b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

23B.13.200

Notice of dissenters’ rights.

(1) If proposed corporate action creating dissenters’ rights under RCW

23B.13.020 is submitted for approval by a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(2) If corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, the shareholder consent described in RCW 23B.07.040(1)(b) and the notice described in RCW 23B.07.040(3)(a) must include a statement that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

23B.13.210

Notice of intent to demand payment.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed corporate action is effected, and (b) not vote such shares in favor of the proposed corporate action.

(2) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, a shareholder who wishes to assert dissenters’ rights must not execute the consent or otherwise vote such shares in favor of the proposed corporate action.

(3) A shareholder who does not satisfy the requirements of subsection (1) or (2) of this section is not entitled to payment for the shareholder’s shares under this chapter.

23B.13.220

Dissenters’ rights — Notice.

(1) If proposed corporate action creating dissenters’ rights under RCW

23B.13.020 is approved at a shareholders’ meeting, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders who satisfied the requirements of RCW 23B.13.210(1) a notice in compliance with subsection (3) of this section.

(2) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved without a vote of shareholders in accordance with RCW 23B.07.040, the notice delivered pursuant to RCW 23B.07.040(3)(b) to shareholders who satisfied the requirements of RCW 23B.13.210(2) shall comply with subsection (3) of this section.

(3) Any notice under subsection (1) or (2) of this section must:

(a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) or (2) of this section is delivered; and

(e) Be accompanied by a copy of this chapter.

23B.13.230

Duty to demand payment.

(1) A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter.

23B.13.240

Share restrictions.

(1) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment under RCW 23B.13.230 is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

23B.13.250

Payment.

(1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

(2) The payment must be accompanied by:

(a) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b) An explanation of how the corporation estimated the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and

(e) A copy of this chapter.

23B.13.260

Failure to take corporate action.

(1) If the corporation does not effect the proposed corporate action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to effect the proposed corporate action, it must send a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure.

23B.13.270

After-acquired shares.

(1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after the effective date of the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280.

23B.13.280

Procedure if shareholder dissatisfied with payment or offer.

(1) A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

(c) The corporation does not effect the proposed corporate action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

23B.13.300

Court action.

(1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

(5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(6) Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

23B.13.310

Court costs and counsel fees.

(1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.